UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity - Bank			18
Statements of Changes in Stockholders' Equity - Consolidated			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	29
Note	5	. Interbank Investments	30
Note	6	. Securities and Derivatives Financial Instruments	31
Note	7	. Interbank Accounts	50
Note	8	. Loan Portfolio and Allowance for Loan Losses	50
Note	9	. Foreign Exchange Portfolio	54
Note	10	. Trading Account	54
Note	11	. Tax Credits	55
Note	12	. Other Receivables - Other	57
Note	13	. Non-Current Assets Held for Sale	57
Note	14	. Dependence Information and Foreign Subsidiary	57
Note	15	. Investments in Affiliates and Subsidiaries	59
Note	16	. Fixed Assets	64
Note	17	. Intangibles	64
Note	18	. Money Market Funding and Borrowings and Onlendings	65
Note	19	. Tax and Social Security	68
Note	20	. Subordinated Debts	70
Note	21	. Debt Instruments Eligible to Compose Capital	70
Note	22	. Other Payables - Other	71
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	71
Note	24	. Stockholders’ Equity	75
Note	25	. Operational Ratios	76
Note	26	. Related Parties	77
Note	27	. Income from Services Rendered and Banking Fees	83
Note	28	. Personnel Expenses	83
Note	29	. Other Administrative Expenses	84
Note	30	. Tax Expenses	84
Note	31	. Other Operating Income	84
Note	32	. Other Operating Expenses	85
Note	33	. Non-Operating Result	85
Note	34	. Income Tax and Social Contribution	85
Note	35	. Employee Benefit Plans - Post-Employment Benefits	87
Note	36	. Risk Management Structure	96
Note	37	. Corporate Restructuring	100
Note	38	. Other Information	101
Executive’s Report of Financial Statements			102
Executive’s Report of Independent Auditors' Report			103
Summary of the Audit Committee Report			104

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORT

Dear Stockholders:

We present herein the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2016, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Commission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended June 30, 2016, were released, simultaneously, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

The appreciation of the real against the dollar continues in the second quarter of 2016. The exchange rate, which ended the first quarter at BRL3.60/USD, fell to next to BRL3.20/USD in the end of the second quarter. Despite this movement, the economy is still in sharp contraction and should not present significant improvement until the end of the year, imposing a challenging economic context for banking activity in Brazil. The labor market, as a result, continues in process of deterioration and precarization, which can be verified by the rapid rise of the unemployment rate, currently at 11.2%.

Fiscal and monetary policies have not contributed to the economic activity rebound. Public accounts have been suffering the effects of lower tax revenues due to economic recession, so positive results should demand more time and more measures than previously expected, due to the high level at which it is the official inflation measured by the National Index of Consumer Price (IPCA) should not allow the interest rate , currently 14.25% , is reduced.

In this environment, the loan portfolio grew 2.0% in May 2016 compared to the same month last year, representing a slowdown compared to the growth rate of 5.3% observed in February 2016. This trend can be observed in both earmarked credit, which growth fell to 4.4% a year, and non-earmarked credit, which showed the first negative variation (of 0.2%) since 2011. The portfolio of public banks is also growing at a slower pace compared to the past, but still growing substantially more than the one of private banks (5.4% in twelve months, compared to 10.7 % at the end of 2015). Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months. But the recent improvement in consumer confidence and the expectation of an interest rate cut in the medium term are factors that reinforce our call of a credit acceleration in 2017.

2) Performance

2.1) Net Income

2.1.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	1H16	1H15	annual changes %	2Q16	1Q16	quarter changes %
Financial Income	43,394.9	35,321.5	22.86	22,298.8	21,096.1	5.70
Financial Expenses	(26,039.8)	(29,616.1)	12.08	(13,462.2)	(12,577.6)	7.03
Gross Profit From Financial Operations	17,355.1	5,705.4	204.19	8,836.6	8,518.5	3.73
Other Operating (Expenses) Income	(7,226.2)	(1,179.9)	-512.44	(3,517.6)	(3,708.6)	-5.15

Operating Income	10,128.9	4,525.5	-123.82	5,319.0	4,809.9	10.58

Non-Operating Income	20.6	117.2	-82.42	(4.8)	25.4	-118.90

Income Before Taxes on Income and Profit Sharing	10,149.5	4,642.7	-118.61	5,314.2	4,835.3	9.90

Income Tax and Social Contribution	(6,917.2)	523.3	1,421.84	(3,615.1)	(3,302.1)	9.48
Profit Sharing	(614.1)	(532.5)	-15.32	(295.7)	(318.4)	-7.13
Minority Interest	(58.2)	(68.7)	15.28	(56.1)	(2.1)	N.A

NET INCOME	2,560.0	4,564.8	-43.92	1,347.3	1,212.7	11.10

The net income of Banco Santander presented in the period ended June 30, 2016 reduced 43.92% compared to the same period of 2015. Excluding amortization expense of goodwill(1) of R$906.1 million in the first half of 2016 and R$1,899.9 in the same period of 2015, the consolidated net income is R$3,466.1 million in 2016 and R$6,464.8 million in 2015. The reduction in income between these periods was, mainly, due to the reversal of legal obligations in the amount of R$7,950 million related to COFINS, under Other Operating Income (R$7,672 million) and Tax Expenses (R$278 million). The tax effect was recorded in the income tax and social contribution in the amount of R$3,180 million.

The total of general expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization, increased 5.1% in June 2016, compared with the same period of 2015, while personnel and profit sharing expenses increased 10.2% and other administrative expenses increased 0.9% YoY both.

(1) Goodwill Amortization - On July 2015 the Bank revised the amortization curve rate of the acquisition goodwill of Banco Real to suit originally established curve for the term, extension and proportion. The goodwill amortization will be concluded in 2017 (originally was 2016).

Revenues and Expenses of financial income where impacted by the depreciation of the exchange rate(2) and the economy slowdown, compared to the first half of 2015. The consolidate result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, reduced 34.0% YoY. Additionally, the lines of Income Tax and Social Contribution where also affected by the exchange rates(2).

(2) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such exchange differences results in volatility in earnings (loss) and operating the Tax Expense accounts (PIS/COFINS) and income taxes (IR/CSLL). Exchange rate variations recorded from foreign investments the period ended on June 30, 2016 resulted in a loss of R$7,810 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in Gains and Losses on Financial Assets of R$14,892 million. The tax effect of these derivatives impacted the Tax Expenses line generating an expense of R$7,082 million, composed by R$692 million of PIS/COFINS and R$6,390 million IR/CSLL.

The operating result is affected by this amount which, if desconsidered, would be R$3,696 million in June 2016 and R$7,947 in June 2015.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Jun/16	Jun/15	annual changes %	Mar/16	quarter changes %	Dec/15	quarter changes %
Current and Long-Term Assets	642,337.4	591,268.7	8.64	655,329.3	-9.78	663,804.5	-3.23
Permanent Assets	12,856.9	14,020.9	-8.30	13,420.3	4.48	13,645.3	-5.78
TOTAL ASSETS	655,194.3	605,289.6	8.24	668,749.6	-9.49	677,449.8	-3.29

Current and Long-Term Liabilities	593,035.2	541,232.7	9.57	608,359.9	-11.03	620,289.1	-4.39
Deferred Income	371.8	418.6	-11.18	409.1	2.32	385.5	-3.55
Minority Interest	1,937.6	1,906.3	1.64	1,927.7	-1.11	1,956.1	-0.95

Stockholders' Equity	59,849.7	61,732.0	-3.05	58,052.9	6.34	54,819.1	9.18

TOTAL LIABILITIES	655,194.3	605,289.6	8.24	668,749.6	-9.49	677,449.8	-3.29

The total assets presented an increase of 8.24% YoY, and they are mainly represented by: R$244,283.7 million of loan portfolio, R$149,988.1 million of securities and derivative financial instruments, R$64,277.6 million of interbank investments and R$61,477.5 million of interbank accounts. In June 2015 amounts: R$254,522.6 million, R$145,899.7 million, R$56,850.1 million, R$34,689.4 million.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)		Jun/16	Jun/15	annual changes %	Mar/16	quarter changes %	Dec/15
Individuals [1]		86,826	81,534	6.49	85,593	1.44	84,805
Consumer Finance (Vehicles and Other Assets)		31,961	35,338	-9.56	32,708	-2.28	33,931
Small and Medium-sized Entities		32,274	35,395	-8.82	33,837	-4.62	31,572
Large-sized Entity		93,222	102,135	-8.73	96,133	-3.03	110,680
Total Loan portfolio (gross)		244,283	254,402	-3.98	248,271	-1.61	260,988

Allowance for Loan Losses		(16,546)	(15,079)	9.73	(16,396)	0.91	(16,832)

Total Loan portfolio (net)		227,737	239,323	-4.84	231,875	-1.78	244,156
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$115,730 on June 30, 2016 and R$112,687 on June 30, 2015.

On Jun 30, 2016, the loan portfolio (gross) presented a reduce of 3.98% compared to June 2015 and 1.61% compared to June 2016, Individuals segment showed a growth in both periods, being 6.49% YoY and 1.44% compared to March, 2016.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$Millions)		Jun/16	Jun/15	annual changes %	Mar/16	quarter changes %	Dec/15
Demand Deposits		14,917	14,842	0.50	14,491	2.94	15,698
Saving Deposits		34,517	36,595	-5.68	34,964	-1.28	35,985
Time Deposits		82,512	89,342	-7.64	85,048	-2.98	86,528
Debentures/LCI/LCA¹		90,585	83,729	8.19	86,486	4.74	90,226
Treasury Bills [2]		65,309	51,015	28.02	62,152	5.08	59,499

Total Funding		287,840	275,524	4.47	283,141	1.66	287,936
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 5.06%, compared with June, 2015. The highlight was the growth of 28.02% on Treasury Bills.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.2% of the loan portfolio, same index calculated in June 2015 and down 0.1 p.p. in three months (3.3% in March, 2016).

Allowance for loan losses represents 6.8% of the loan portfolio in June 2016 and 5.9% in June 2015.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended June 30, 2016 is R$4,352.2 million and R$5,239.4 million in 2015, YoY, reducing 16.9%.

2.5) Stockholders’ Equity

In June 2016, Banco Santander consolidated stockholders’ equity presented a increase of 9.2% compared to December, 2015 and a reduction of 3.0% YoY.

The variance of stockholders’ equity compared to December, 2015 is due, mainly, of the adjustment of equity evaluation in the amount of R$3,021 million, mainly, securities and derivative instruments offset by net profit of R$2,560 million and reduced by the Declared Interest on Capital in the amount of R$500 million.

TREASURY SHARES		Jun/16		Jun/15
		Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	7,080,068	13,137,665	16,531,177	13,080,565
Cancellation of ADRs (1)	13,137,665	(13,137,665)	-	-
Shares Acquisitions	9,758,800	-	4,399,600	57,100
Payment - Share-based compensation	(5,470,623)	-	(4,388,476)	-
Treasury shares at end of period	24,505,910	-	16,542,301	13,137,665
Balance of Treasury Shares in thousands of reais (2)	R$ 448,966	R$ 0	R$ 235,179	R$ 251,950

Cost/market Value	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	US$ 4.37	R$ 11.01	US$4.37
Weighted average cost	R$ 15.11	US$ 6.17	R$ 14.29	US$6.17
Maximum cost	R$ 18.98	US$ 10.21	R$ 18.51	US$10.21
market value	R$ 18.18	US$ 5.70	R$ 16.92	US$5.44

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.
(2) The total number of treasury shares on June 30, 2016 is R$449 (06/30/2015 - R$487) and includes issuance costs amounting to R$120 (06/30/2015 - R$70) due to Regulatory Capital Optimization Plan.

In the half 2016 there were highlights of interest on capital.

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)		Jun/16	Jun/15	Dec/15
Interest on capital		500.0	0.0	1,400.0
Interim Dividends		0.0	0.0	3,050.0
Intercalary Dividends		0.0	150.0	1,750.0
Total		500.0	150.0	6,200.0

2.6) Basel Index

Financial institutions are required by BACEN to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

BASEL INDEX %		Jun/16	Jun/15	Dec/15
Basel Index - consolidated		17.7	18.1	15.7

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended June 30, 2016 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income (Loss)	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	90,973.1	5,732.2	176.7	2,088.0
Aymoré Crédito, Financiamento e Investimento S.A.	30,275.9	1,492.8	78.7	24,633.0
Santander Brasil, Establecimiento Financiero de Credito, S.A.	2,941.2	2,707.0	(66.0)	1,646.0
Olé consignado (Current business of Banco Bonsucesso Consignado name)	6,564.0	603.6	(8.8)	5,932.0
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,657.6	1,364.8	100.7	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	1,029.8	497.6	11.6	0.3
(1) Includes Leasing portfolio and other credits.

3) Other Significant Events

3.1) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain precedent usual conditions in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

This transaction was approved by CADE – Administrative Council for Economic Defense in September, 2015 and the Central Bank of Brazil in May, 2016 and its closing is still subject to the fulfillment of the other precedent conditions.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31 million, through the issuance of 20 million new common shares. Santander Conglomerate controls such company.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

Olé Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

The EGM of March 3, 2016 approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Brazilian Central Bank on June 1, 2016 .

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$751 before taxes recorded in the Non-Operating Income item.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

f) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

In May 2016 , it was approved by the Bacen the authorization process for operation of the Company as a payment institution.

g) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

In June 2016 the holding in the iZettle S.A. Brazil was sold in its entirety.

h) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

i) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

4) Strategy

Santander Brasil is a universal bank focusing on retail services. The Bank is certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers linked, who become more engaged. To accomplish this, the priority is to be a simple, personal and fair bank. The strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of customers.

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

• Increase productivity through an intense agenda of transformation that allows the Bank to offer a complete portfolio of services.

The strategy prioritizes selective growth, close and long-lasting relations with the shareholders, and alignment with the country’s social and economic development agenda. The Bank is currently undergoing a commercial transformation agenda focused on customer satisfaction, which includes modernizing, simplifying and improving the supply of services, products, and processes.

In the second quarter of 2016, the highlight is the following advances:

• Growth Customer biometric registration, with more than 2,3 million Customers registered in June, while transactions in digital channels continued to grow, accounting for 73% of the total in the same period. It was incorporated new features in our mobile banking application, in line with our digital transformation strategy;

• Strengthening business model through the new incentive tool CERTO and with Clique Único. We continued improving our customer experience and in June the Bank achieved its best historical position in the Bacen of complaints ranking.

• According to ANBIMA, in 2016 through May we recorded the highest relative growth in assets under management (+14.4%) among the ten leading asset managers and more than double the industry average, increasing our market share by 44 bp to 6.1% at the end of May. The bank also did exceptionally well in the retail segment, posting the year’s biggest increase in market share (+62 bp), closing May at 12.3%;

• Launch Olé Consignado, combining the experience of Bonsucesso Bank and Santander Bank, improving the product to expand our range in payroll credit market;

• Strengthening and repositioning presence in the Agribusiness segment, expanding our team and offering differentiated service models to rural producers, in addition to a diversified portfolio of products, coupled with the important agreements and partnerships.

• In Global Corporate Banking (GCB), the Bank are the current leader in Financial Advisory for Project Finance in Brazil, according to ANBIMA’s latest consolidated ranking, also ranked first in foreign exchange;

• In the SME segment, Santander was elected the best bank in the world for small and medium enterprises by Euromoney in 2016;

• Launch “Santander Select International Services”, an important competitive advantage which reinforces our position as the only international bank with scale in Brazil and business in all segments;

• Announcement of a new partnership between Santander Financiamentos and Hyundai, creating Banco Hyundai Capital Brasil S.A. to offer products and financial services;

• Considered the bank that had most invested in renewable energy in Brazil, with market share exceeding 40% in some sectors;

Santander is also active on the Sustainability front. Its Microcredit program occupies a prominent position among private banks and through its Universities program it helps the advance of high-quality education in Brazil by distributing scholarships. In 1H16, the Bank lends R$ 7.8 million to finance photovoltaic systems (which directly convert solar energy into electricity). The Agribusiness area also expanded its sustainability initiatives by engaging customers, employees and outsourced offices in the CAR (Rural Environmental Registry), as well as other issues associated with low-carbon agriculture.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, in a meeting held on January 26, 2016, the election of Messrs. Marino Alexandre Calheiros Aguiar and Mario Roberto Opice Leão to compose the Company's Board of Directors, to the position of Officer without specific designation for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved in a meeting held on January 26, 2016: (i) the Company’s financial statements for fiscal year ended December 31, 2015; (ii) the tax credit technical study, according to Rule No. 3,171/02 of Central Bank of Brazil (BACEN); and (iii) the publishing of the Standardized Financial Statements referred to fiscal year ended December 31, 2015.

The Board of Directors approved in a meeting held on February 26, 2016: (i) the Company´s Financial Statements by standard under International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRS), referred to the fiscal year ended on December 31, 2015; and (ii) the Ombudsman Office Report regarding the second semester of 2015 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

The Board of Directors approved in a meeting held on March 18, 2016, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) 2SP000160/O-5 and registered with the Securities Commission (CVM) under Declaratory act 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The Board of Directors approved in a meeting held on March 22, 2016: (i) the election of the Company’s Audit Committee members, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, reappointed as Coordinator; Luiz Carlos Nannini, as technical qualified member; and Elidie Palma Bifano, as member; and (ii) ratified (a) the current composition of the Nomination, Governance and Compliance Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; Celso Clemente Giacometti and Marília Artimonte Rocca; and (b) the current composition of the Sustainability and Society Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; José Luciano Duarte Penido, Gilberto Mifano and Viviane Senna Lalli.

The Board of Directors approved, in a meeting held on May 2, 2016, the election of Messrs. Alexandre Silva D'Ambrósio to compose the Company's Board of Directors, to the position of Executive Vice President for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved, in a meeting held on June 29, 2016, the Declaration and payment of Interest on Equity, in the gross amount of R$500 million (five hundred million Brazilian Reais), shall be paid on August 26, 2016, with no compensation of monetary restatement.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The organizational structure of the Executive Vice President of Risks, which is independent from commercial areas, is composed by areas responsible for the management of the financial and non-financial risks.

A specific department has the mission to control and consolidate the portfolios and respective risks (financial, non-financial ad model risk), supporting management with an integrated risk view. In addition, it is also responsible for the risk appetite management and for attending the auditors, regulators as well as the Santander Group headquarter in Spain.

Another nucleon includes a set of transverse functions (Governance, Policy, Risk Culture, Methodology, Stress Test, Capital and Risk MI ) necessary for an advanced risk management model.

The governance model is structured in a vision of Decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of management in Decision making;

• Collegiate Decisions and consensus on credit operations;

The ERC- Executive Risk Committee is the local Decision-making forum with representatives of the Bank's senior management, including the CEO, Vice President and the other members of the Executive Board.

The CCR- Risk Control Committee is the control and monitoring local forum with representatives of the Bank's senior management, including the VPE of risks and the Vice President of finance.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and Decided by the Board of Directors.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis and control of exposure and trends as well as the effectiveness of credit policies. The objective is to keep an appropriate risk profile and a minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities (ALCO), which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of Bacen.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The financial statements (on December 31st 2015 data base) review conducted by external auditors in the companies of Banco Santander showed that there is an effective internal control environment, based on criteria established in COSO 2013 (Internal Control - Integrated Framework 2013 - Committee of Sponsoring Organizations of the Treadway Commission), and these criteria complies the requirements of Section 404 of the Sarbanes-Oxley.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2016.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2016, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2016, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The daily performance of the Santander Brasil with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 50,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, our professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way and which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the second quarter highlights are: I) the Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income microentrepreneurs and since 2002, it disbursed approximately R$ 3.4 billion for more than 366,000 customers; II) In Brazil, we had partnerships with 400 higher education institutions, since 2005 Santander Universidades Brazil has granted over 140 scholarships; III) Since 2013, Santander Financiamentos finances photovoltaic systems (direct conversion of solar energy into electric energy). In the second quarter of 2016, the partnerships number increased to 139 and the business turnover was R$7.8 million; IV) In the “Agro Sustentável” program, Santander currently increased 950 customers and 192 employers and outsourced firms were trained or sensitized in relation to CAR (Environmental Rural Register) and 234 customers agreed to participate in the agreement with Coopercitrus (Cooperative).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in June 2016, there have not been any contract for non-audit services from PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended June 30, 2016 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of July 26, 2016).
***

Banco Santander (Brasil) S.A.

Financial Statements

at June 30, 2016

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have audited the accompanying financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at June 30, 2016, and the related statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2016, and the related consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility
for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

2

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and Banco Santander (Brasil) S.A. and its subsidiaries as at June 30, 2016, and the parent company financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other Matters

Statements of value added

We have also audited the parent company and consolidated statements of value added for the six-month period ended June 30, 2016, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same audit procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

Audit of the prior-year information

The parent company and consolidated financial statements mentioned in the first paragraph include, for comparative purposes, financial information related to the balance sheet as at June 30, 2015, and the statements of income, changes in equity, cash flows and the statements of value added for the six-month period then ended, obtained from the financial statements of that semester. The audit of these financial statements for the six-month period ended at June 30, 2015, was conducted under the responsibility of the other independent auditors, who issued an unqualified audit opinion report dated July 29, 2015.

São Paulo, July 26, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

3

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Current Assets		415,387,948	360,577,717	417,681,331	370,859,101
Cash	4	4,752,105	4,420,394	5,209,299	5,524,600
Interbank Investments	5	82,664,203	74,891,601	64,128,669	56,738,776
Money Market Investments		47,267,423	32,449,344	47,348,950	32,451,542
Interbank Deposits		20,916,969	20,313,319	2,297,503	2,158,296
Foreign Currency Investments		14,479,811	22,128,938	14,482,216	22,128,938
Securities and Derivative Financial
Instruments	6	72,407,332	54,743,253	68,162,612	56,739,157
Own Portfolio		20,596,018	11,705,107	24,943,865	11,970,383
Subject to Repurchase Commitments		40,580,830	37,729,473	23,937,985	35,712,433
Derivative Financial Instruments		9,925,352	4,715,817	14,611,347	5,870,387
Linked to Central Bank of Brazil		430,423	512,835	430,423	512,835
Privatization Certificates		864	451	864	451
Linked to Guarantees		873,845	79,570	4,238,128	2,672,668
Interbank Accounts	7	60,963,588	34,331,939	61,309,702	34,521,604
Payments and Receipts Pending Settlement		1,787,281	1,782,228	1,787,281	1,782,228
Restricted Deposits:		59,153,524	32,498,626	59,499,638	32,688,291
Central Bank Deposits		59,153,380	32,497,435	59,499,494	32,687,100
National Housing System		144	1,191	144	1,191
Correspondents		22,783	51,085	22,783	51,085
Lending Operations	8	72,338,416	88,322,536	90,661,396	108,162,890
Public Sector		6,150	48,716	18,694	49,639
Private Sector		75,760,478	91,188,981	94,589,938	111,491,435
Lending Operations Assignment		-	2,079	-	2,079
(Allowance for Loan Losses)	8.f	(3,428,212)	(2,917,240)	(3,947,236)	(3,380,263)
Leasing Operations	8	10	13	1,516,648	1,650,504
Public Sector		-	-	-	493
Private Sector		11	16	1,539,926	1,678,608
(Allowance for Lease Losses)	8.f	(1)	(3)	(23,278)	(28,597)
Other Receivables		121,154,346	102,725,302	124,809,060	106,030,774
Credits for Guarantees Honored		1,408	1,005	1,408	1,005
Foreign Exchange Portfolio	9	73,840,798	59,984,057	73,840,798	59,984,057
Income Receivable		724,848	815,411	633,934	550,601
Trading Account	10	4,417,915	1,845,632	4,714,352	2,009,650
Tax Credits	11	6,731,316	6,426,849	7,491,378	7,195,312
Others	12	35,738,849	33,927,891	38,463,812	36,597,522
(Allowance for Other Receivables Losses)	8.f	(300,788)	(275,543)	(336,622)	(307,373)
Other Assets		1,107,948	1,142,679	1,883,945	1,490,796
Non-Current Assets Held for Sale	13	-	-	487,386	181,848
Other Assets		742,909	644,044	745,104	646,064
(Allowance for Valuation)		(85,110)	(49,934)	(85,110)	(49,946)
Prepaid Expenses		450,149	548,569	736,565	712,830

		Bank		Consolidated
Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Long-Term Assets		282,939,919	250,401,735	224,656,156	220,409,482
Interbank Investments	5	14,631,661	12,667,741	148,918	111,342
Interbank Deposits		14,631,661	12,667,741	148,918	111,342
Securities and Derivative Financial
Instruments	6	149,273,128	128,692,670	81,825,511	89,160,585
Own Portfolio		40,389,191	14,352,259	17,876,605	26,432,989
Subject to Repurchase Commitments		87,351,727	87,827,274	41,363,441	34,824,037
Derivative Financial Instruments		8,741,230	7,184,353	8,787,758	7,165,995
Linked to Central Bank of Brazil		4,001,430	9,025,477	4,001,430	9,477,943
Privatization Certificates		2,197	2,574	2,197	2,574
Linked to Guarantees		8,787,353	10,300,733	9,794,080	11,257,047
Interbank Accounts	7	167,818	167,818	167,818	167,818
Restricted Deposits:		167,818	167,818	167,818	167,818
National Housing System		167,818	167,818	167,818	167,818
Lending Operations	8	83,732,868	79,135,873	100,602,530	94,508,490
Public Sector		91,437	77,563	91,437	77,885
Private Sector		94,621,535	89,618,201	112,140,977	105,495,804
Lending Operations Related to Assignment		161,760	117	161,760	117
(Allowance for Loan Losses)	8.f	(11,141,864)	(10,560,008)	(11,791,644)	(11,065,316)
Leasing Operations	8	1	13	1,341,175	1,465,947
Private Sector		1	22	1,375,554	1,507,623
(Allowance for Lease Losses)	8.f	-	(9)	(34,379)	(41,676)
Other Receivables		34,299,059	29,056,151	39,612,224	34,036,711
Receivables for Guarantees Honored		46,983	25,145	46,983	25,145
Foreign Exchange Portfolio	9	1,950,009	938,936	1,950,009	938,936
Income Receivable		195,929	294,933	195,929	294,933
Trading Account	10	-	3	-	3
Tax Credits	11	17,244,479	14,342,327	19,209,228	16,113,030
Others	12	15,205,411	13,651,277	18,622,702	16,921,294
(Allowance for Other Receivables Losses)	8.f	(343,752)	(196,470)	(412,627)	(256,630)
Other Assets		835,384	681,469	957,980	958,589
Temporary Assets		101,801	101,801	97,669	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		735,348	581,433	862,084	858,553

Permanent Assets		27,386,829	29,303,806	12,856,769	14,020,928
Investments		16,342,209	17,173,267	163,677	37,584
Investments in Affiliates and Subsidiaries:	15	16,323,585	17,154,977	144,994	18,959
Domestic		13,616,536	14,447,460	144,994	18,959
Foreign		2,707,049	2,707,517	-	-
Other Investments		51,824	50,848	57,683	56,839
(Allowance for Losses)		(33,200)	(32,558)	(39,000)	(38,214)
Fixed Assets	16	6,266,748	6,272,019	6,825,304	6,707,408
Real Estate		2,549,647	2,547,196	2,656,793	2,653,309
Others		10,845,935	9,940,282	12,054,483	11,017,553
(Accumulated Depreciation)		(7,128,834)	(6,215,459)	(7,885,972)	(6,963,454)
Intangibles	17	4,777,872	5,858,520	5,867,788	7,275,936
Goodwill		26,120,037	26,120,037	27,475,274	27,527,244
Intangible Assets		7,728,064	6,561,783	8,207,413	6,940,336
(Accumulated Amortization)		(29,070,229)	(26,823,300)	(29,814,899)	(27,191,644)
Total Assets		725,714,696	640,283,258	655,194,256	605,289,511

		Bank		Consolidated
Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Current Liabilities		491,795,303	383,543,728	416,315,825	341,287,937
Deposits	18.a	156,876,708	114,114,117	90,572,173	91,383,623
Demand Deposits		14,947,783	14,928,055	14,916,777	14,842,319
Savings Deposits		34,516,967	36,595,391	34,516,967	36,595,391
Interbank Deposits		68,759,348	23,117,139	2,594,097	572,277
Time Deposits		38,652,610	39,473,532	38,544,332	39,373,636
Money Market Funding	18.b	128,351,732	104,200,690	107,669,464	76,642,164
Own Portfolio		103,308,288	89,001,221	96,639,155	69,442,687
Third Parties		20,437,515	14,299,986	6,424,380	6,299,994
Linked to Trading Portfolio Operations		4,605,929	899,483	4,605,929	899,483
Funds from Acceptance and Issuance of
Securities	18.c	56,793,962	43,386,039	58,951,805	45,540,898
Exchange Acceptances		-	-	500,949	554,021
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		50,302,270	35,132,001	51,959,164	36,732,839
Securities Issued Abroad		5,532,563	7,789,314	5,532,563	7,789,314
Funding by Structured Operations Certificates		959,129	464,724	959,129	464,724
Interbank Accounts	7	1,650,829	1,573,489	1,650,829	1,573,489
Receipts and Payments Pending Settlement		1,577,089	1,536,121	1,577,089	1,536,121
Correspondents		73,740	37,368	73,740	37,368
Interbranch Accounts		2,443,059	2,229,046	2,443,103	2,229,091
Third-Party Funds in Transit		2,442,609	2,228,915	2,442,609	2,228,915
Internal Transfers of Assets		450	131	494	176
Borrowings	18.e	24,795,141	26,551,582	23,877,232	26,628,776
Local Borrowings - Other Institutions		2,167	5,551	39,907	82,572
Foreign Borrowings		24,792,974	26,546,031	23,837,325	26,546,204
Domestic Onlendings - Official Institutions	18.e	4,652,885	5,631,288	4,652,885	5,631,288
National Treasury		105	522	105	522
National Economic and Social Development
Bank (BNDES)		2,041,128	2,563,032	2,041,128	2,563,032
Federal Savings and Loan Bank (CEF)		4,179	4,549	4,179	4,549
National Equipment Financing Authority (FINAME)		2,456,447	2,929,869	2,456,447	2,929,869
Other Institutions		151,026	133,316	151,026	133,316
Derivative Financial Instruments	6	7,251,618	5,839,985	11,903,704	6,518,229
Derivative Financial Instruments		7,251,618	5,839,985	11,903,704	6,518,229
Other Payables		108,979,369	80,017,492	114,594,630	85,140,379
Collected Taxes and Other		1,261,728	1,143,607	1,281,810	1,158,971
Foreign Exchange Portfolio	9	64,948,465	54,197,384	64,948,465	54,197,384
Social and Statutory		742,237	363,125	765,935	376,214
Tax and Social Security	19	2,222,749	1,201,740	2,785,583	1,758,853
Trading Account	10	3,193,317	186,644	3,584,044	527,359
Subordinated Debt	20	8,227,285	-	8,227,285	-
Debt Instruments Eligible to Compose Capital	21	178,385	171,529	178,385	171,529
Others	22	28,205,203	22,753,463	32,823,123	26,950,069

		Bank		Consolidated
Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Long-Term Liabilities		173,718,887	194,604,120	176,719,327	199,944,738
Deposits	18.a	46,866,028	52,922,393	43,975,521	52,403,833
Interbank Deposits		2,117,198	2,759,847	7,203	2,435,863
Time Deposits		44,748,830	50,162,546	43,968,318	49,967,970
Money Market Funding	18.b	45,089,063	50,521,408	45,089,063	49,576,203
Own Portfolio		23,703,068	35,647,061	23,703,068	34,701,856
Linked to Trading Portfolio Operations		21,385,995	14,874,347	21,385,995	14,874,347
Funds from Acceptance and Issuance of
Securities	18.c	39,266,334	42,770,440	41,294,929	44,955,500
Exchange Acceptances		-	-	422,263	433,632
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		39,045,330	38,644,963	40,651,662	40,396,391
Securities Issued Abroad		199,708	4,120,366	199,708	4,120,366
Funding by Structured Operations Certificates		21,296	5,111	21,296	5,111
Borrowings	18.e	3,740,601	2,938,000	3,767,609	2,938,000
Local Borrowings - Other Institutions		-	6,461	27,008	6,461
Foreign Borrowings		3,740,601	2,931,539	3,740,601	2,931,539
Domestic Onlendings - Official Institutions	18.e	11,281,036	10,105,749	11,281,036	10,105,749
National Treasury		209	-	209	-
National Economic and Social Development
Bank (BNDES)		6,087,372	4,253,708	6,087,372	4,253,708
Federal Savings and Loan Bank (CEF)		99,355	108,102	99,355	108,102
National Equipment Financing Authority (FINAME)		5,086,803	5,716,378	5,086,803	5,716,378
Other Institutions		7,297	27,561	7,297	27,561
Derivative Financial Instruments	6	5,931,946	5,620,640	6,145,640	6,158,016
Derivative Financial Instruments		5,931,946	5,620,640	6,145,640	6,158,016
Other Payables		21,543,879	29,725,490	25,165,529	33,807,437
Foreign Exchange Portfolio	9	1,584,259	795,834	1,584,259	795,834
Tax and Social Security	19	6,101,428	5,688,698	9,076,998	9,017,083
Negotiation and Intermediation of Securities	10	40,427	62,753	40,427	62,753
Subordinated Debts	20	447,612	7,546,449	447,612	7,546,449
Debt Instruments Eligible to Compose Capital	21	8,009,815	7,742,306	8,009,815	7,742,306
Others	22	5,360,338	7,889,450	6,006,418	8,643,012

Deferred Income		353,730	401,854	371,801	418,601
Deferred Income		353,730	401,854	371,801	418,601

Non Controlling Interest		-	-	1,937,612	1,906,282

Stockholders' Equity	24	59,846,776	61,733,556	59,849,691	61,731,953
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		412,934	722,153	416,086	724,768
Profit Reserves		4,807,965	6,598,190	4,807,964	6,598,190
Adjustment to Fair Value		(1,925,037)	(2,099,588)	(1,947,215)	(2,120,302)
Retained Earnings		-	-	21,942	16,496
(-) Treasury Shares		(449,086)	(487,199)	(449,086)	(487,199)

Total Stockholders' Equity		59,846,776	61,733,556	61,787,303	63,638,235

Total Liabilities		725,714,696	640,283,258	655,194,256	605,289,511
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Financial Income		45,669,811	35,882,587	43,394,855	35,321,464
Lending Operations		12,385,943	21,498,440	16,541,839	25,150,041
Leasing Operations		-	-	223,834	236,780
Securities Transactions	6.a	17,668,142	15,292,772	11,241,378	10,768,739
Derivatives Transactions		5,068,959	(1,764,043)	4,776,017	(1,717,910)
Foreign Exchange Operations		7,205,256	(667,001)	7,250,981	(651,307)
Operations of Sale or Transfer of Financial Assets		626	15,452	2,557	16,465
Compulsory Deposits		3,340,885	1,506,967	3,358,249	1,518,656

Financial Expenses		(30,061,977)	(31,507,599)	(26,039,758)	(29,616,114)
Funding Operations Market	18.d	(31,316,950)	(22,579,865)	(26,357,759)	(19,961,196)
Borrowings and Onlendings Operations		6,253,906	(3,183,571)	6,071,078	(3,330,690)
Leasing Operations		(77)	(62)	-	-
Allowance for Loan Losses	8.f	(4,998,856)	(5,744,101)	(5,753,077)	(6,324,228)

Gross Profit From Financial Operations		15,607,834	4,374,988	17,355,097	5,705,350

Other Operating (Expenses) Income		(6,045,452)	(97,332)	(7,226,177)	(1,179,868)
Income from Services Rendered	27	4,294,324	3,744,509	4,848,800	4,340,960
Income from Banking Fees	27	1,291,862	1,129,431	1,569,906	1,397,238
Personnel Expenses	28	(3,263,111)	(2,965,172)	(3,600,071)	(3,290,748)
Other Administrative Expenses	29	(4,798,796)	(5,912,316)	(5,525,735)	(6,479,483)
Tax Expenses	30	(2,002,622)	(830,363)	(2,332,036)	(1,122,858)
Investments in Affiliates and Subsidiaries	15	486,401	739,722	670	846
Other Operating Income	31	1,716,331	8,581,101	2,227,047	8,574,742
Other Operating Expenses	32	(3,769,841)	(4,584,244)	(4,414,758)	(4,600,565)

Operating Income		9,562,382	4,277,656	10,128,920	4,525,482

Non-Operating Income	33	23,201	88,212	20,626	117,224

Income Before Taxes on Income and Profit Sharing		9,585,583	4,365,868	10,149,546	4,642,706

Income Tax and Social Contribution	34	(6,455,474)	766,548	(6,917,171)	523,264
Provision for Income Tax		(849,901)	(45,974)	(1,121,228)	(331,981)
Provision for Social Contribution Tax		(799,630)	(14,721)	(1,022,457)	(186,956)
Deferred Tax Credits		(4,805,943)	827,243	(4,773,486)	1,042,201

Profit Sharing		(574,888)	(488,431)	(614,110)	(532,534)

Non Controlling Interest		-	-	(58,159)	(68,696)

Net Income		2,555,221	4,643,985	2,560,106	4,564,740

Number of Shares (Thousands)	24.a	7,514,070	7,541,480
Net Income per Thousand Shares (R$)		340.06	615.79
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Employee Benefit Plan		-	-	-	-	-	-	228,995	-	-	228,995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(41,673)	(41,673)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)
Reservations for Share - Based Payment		-	177,907	-	-	-	-	-	-	-	177,907
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(429,816)	(17,129)	-	-	-	(446,945)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)
Net Income		-	-	-	-	-	-	-	4,643,985	-	4,643,985
Allocations:
Legal Reserve	24.c	-	-	232,199	-	-	-	-	(232,199)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(150,000)	-	(150,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,261,786	-	-	-	(4,261,786)	-	-
Balances as of June 31, 2015		57,000,000	722,153	1,721,338	4,876,852	(311,941)	(135,290)	(1,652,357)	-	(487,199)	61,733,556

Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
Employee Benefit Plan		-	-	-	-	-	-	(170,570)	-	-	(170,570)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(25,108)	(25,108)
Result of Treasury Shares	24.d	-	(5,964)	-	-	-	-	-	-	-	(5,964)
Reservations for Share - Based Payment		-	(14,575)	-	-	-	-	-	-	-	(14,575)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	2,976,394	210,114	-	-	-	3,186,508
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)
Net Income		-	-	-	-	-	-	-	2,555,221	-	2,555,221
Allocations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,927,460	-	-	-	(1,927,460)	-	-
Balances as of June 30, 2016		57,000,000	412,934	1,966,135	2,841,830	(681,022)	68,201	(1,312,216)	-	(449,086)	59,846,776
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2014		57,000,000	548,641	1,489,138	608,434	119,485	(118,161)	(1,881,352)	-	(445,501)	57,320,684	1,141,420	58,462,104
Employee Benefit Plan		-	-	-	-	-	-	228,995	-	-	228,995	-	228,995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(41,673)	(41,673)	-	(41,673)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)	-	(3,918)
Reservations for Share - Based Payment		-	180,045	-	-	-	-	-	-	-	180,045	-	180,045
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(429,816)	(17,129)	-	-	-	(446,945)	-	(446,945)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Net Income		-	-	-	-	-	-	-	4,564,740	-	4,564,740	-	4,564,740
Allocations:
Legal Reserve	24.c	-	-	232,199	-	(22,324)	-	-	(232,199)	-	(22,324)	-	(22,324)
Dividends	24.b	-	-	-	-	-	-	-	(150,000)	-	(150,000)	-	(150,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,268,419	-	-	-	(4,166,045)	-	102,374	-	102,374
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	68,696	68,696
Others		-	-	-	-	-	-	-	-	-	-	696,166	696,166
Balances as of June 30, 2015		57,000,000	724,768	1,721,337	4,876,853	(332,655)	(135,290)	(1,652,357)	16,496	(487,199)	61,731,953	1,906,282	63,638,235

Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
Employee Benefit Plan		-	-	-	-	-	-	(170,570)	-	-	(170,570)	-	(170,570)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(25,108)	(25,108)	-	(25,108)
Result of Treasury Shares	24.d	-	(5,964)	-	-	-	-	-	-	-	(5,964)	-	(5,964)
Reservations for Share - Based Payment		-	(14,339)	-	-	-	-	-	-	-	(14,339)	-	(14,339)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	2,976,394	210,114	-	-	-	3,186,508	-	3,186,508
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Net Income		-	-	-	-	-	-	-	2,560,106	-	2,560,106	-	2,560,106
Allocations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,905,083	5,330	-	-	(1,910,403)	-	10	-	10
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	(58,159)	(58,159)
Others		-	-	-	-	-	-	-	-	-	-	39,641	39,641
Balances as of June 30, 2016		57,000,000	416,086	1,966,135	2,841,829	(703,200)	68,201	(1,312,216)	21,942	(449,086)	59,849,691	1,937,612	61,787,303
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Operational Activities
Net Income		2,555,221	4,643,985	2,560,106	4,564,740
Adjustment to Net Income		15,396,153	4,725,457	16,365,211	6,443,720
Allowance for Loan Losses	8.f	4,998,856	5,744,101	5,753,077	6,324,228
Provision for Legal Proceedings and Administrative and Legal Obligations		1,236,505	(5,712,581)	1,428,096	(5,360,677)
Deferred Tax Credits		5,151,300	(990,323)	5,094,946	(1,247,279)
Equity in Affiliates and Subsidiaries	15	(486,401)	(739,722)	(670)	(846)
Depreciation and Amortization	29	1,565,587	2,831,673	1,770,246	2,999,238
Recognition (Reversal) Allowance for Other Assets Losses	33	11,431	533	11,358	420
Result on Sale of Other Assets	33	(12,788)	(32,996)	(12,923)	(33,616)
Result on Impairment of Assets	32	-	900,003	6	901,479
Result on Sale of Investments	33	-	(34,404)	671	(59,928)
Monetary Adjustment of Escrow Deposits	31	(282,817)	(225,200)	(389,630)	(310,353)
Recoverable Taxes	31	(82,300)	(90,421)	(121,937)	(135,904)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,743,474	3,176,197	2,832,631	3,328,697
Others		553,306	(101,403)	(660)	38,261
Changes on Assets and Liabilities		(11,828,199)	(7,345,624)	(12,293,327)	(7,930,663)
Decrease (Increase) in Interbank Investments		(15,619,103)	(12,331,589)	(14,369,472)	(10,018,064)
Decrease (Increase) in Securities and Derivative Financial Instruments		(23,364,310)	(5,752,416)	(6,427,976)	(9,653,589)
Decrease (Increase) in Lending and Leasing Operations		7,624,099	(14,525,545)	7,492,593	(14,149,792)
Decrease (Increase) in Deposits on Central Bank of Brazil		(4,324,167)	(2,592,531)	(4,403,686)	(2,585,794)
Decrease (Increase) in Other Receivables		21,801,157	26,618,661	21,764,363	27,485,001
Decrease (Increase) in Other Assets		(347,155)	(274,155)	(332,196)	(196,637)
Net Change on Other Interbank and Interbranch Accounts		(1,508,424)	(684,295)	(1,508,424)	(684,295)
Increase (Decrease) in Deposits		2,639,483	7,990,312	(7,338,318)	(739,447)
Increase (Decrease) in Money Market Funding		25,742,063	8,175,400	17,798,096	15,865,619
Increase (Decrease) in Borrowings		(8,480,861)	5,380,697	(9,446,558)	5,246,470
Increase (Decrease) in Other Liabilities		(15,794,321)	(19,357,525)	(14,875,225)	(18,211,197)
Increase (Decrease) in Change in Deferred Income		(10,442)	7,362	(13,665)	9,675
Tax Paid		(186,218)	-	(632,859)	(298,613)
Net Cash Provided by (Used in) Operational Activities		6,123,175	2,023,818	6,631,990	3,077,797
Investing Activities
Acquisition of Investment		(611)	(149,527)	(114,244)	(528)
Acquisition of Fixed Assets		(304,973)	(177,746)	(479,343)	(219,259)
Acquisition of Intangible Assets		(705,983)	(294,728)	(725,032)	(427,055)
Net Cash Received on Sale/Reduction of Investments		233	84	234	84
Acquisition of Subsidiary, Unless Net Cash on Acquisition	15	-	-	-	443
Proceeds from Assets not in Use		104,747	16,577	105,077	24,543
Proceeds from Property for Own Use		6,311	32,064	42,765	(13,658)
Proceeds from Non-Current Assets Held for Sale		-	-	-	281,240
Dividends and Interest on Capital Received		1,037,972	539,144	37,005	2,342
Net Cash Provided by (Used in) Investing Activities		137,696	(34,132)	(1,133,538)	(351,848)
Financing Activities
Acquisition of Own Share	24.d	(25,108)	(41,698)	(25,108)	(41,698)
Issuance of Long - Term Emissions		28,867,361	46,447,008	30,026,828	47,143,751
Long - Term Payments		(33,476,449)	(37,751,573)	(35,011,688)	(38,701,697)
Subordinated Debts - Payments		-	(216,074)	-	(216,074)
Debt Instruments Eligible to Compose Capital - Payments		(2,406,286)	(169,120)	(2,406,286)	(169,120)
Dividends and Interest on Capital Paid		(2,787,459)	(834,922)	(2,787,619)	(815,669)
Increase (Decrease) on Non Controlling Interest		-	-	(18,518)	764,862
Net Cash Provided by (Used in) Financing Activities		(9,827,941)	7,433,621	(10,222,391)	7,964,355
Exchange Variation on Cash and Cash Equivalents		(2,743,474)	(3,176,197)	(2,832,631)	(3,328,697)
Incrase (Decrease) in Cash and Cash Equivalents		(6,310,544)	6,247,110	(7,556,570)	7,361,607
Cash and Cash Equivalents at the Beginning of Period	4	31,348,083	23,412,024	33,133,182	23,401,733
Cash and Cash Equivalents at the End of Period	4	25,037,539	29,659,134	25,576,612	30,763,340
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED

In thousands of Brazilian Real - R$, unless otherwise stated

					Bank			Consolidated
		01/01 to			01/01 to	01/01 to		01/01 to
	Note	06/30/2016		06/30/2015		06/30/2016		06/30/2015

Financial Income		45,669,811		35,882,587		43,394,855		35,321,464
Income from Services Rendered and Banking Fees	27	5,586,186		4,873,940		6,418,706		5,738,198
Allowance for Loans Losses	8.f	(4,998,856)		(5,744,101)		(5,753,077)		(6,324,228)
Other Income and Expenses		(2,030,309)		5,812,315		(2,167,079)		6,035,081
Financial Expenses		(25,063,121)		(25,763,498)		(20,286,681)		(23,291,886)
Third-party Input		(2,892,113)		(3,639,950)		(3,388,838)		(4,018,520)
Materials, Energy and Others		(146,983)		(140,444)		(152,286)		(144,872)
Third-Party Services	29	(887,844)		(914,332)		(1,067,923)		(1,055,600)
Impairment of Assets	32	-		(900,003)		(6)		(901,479)
Others		(1,857,286)		(1,685,171)		(2,168,623)		(1,916,569)
Gross Added Value		16,271,598		11,421,293		18,217,886		13,460,109
Retentions
Depreciation and Amortization	29	(1,565,587)		(2,831,673)		(1,770,246)		(2,999,238)
Added Value Produced Net		14,706,011		8,589,620		16,447,640		10,460,871
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	486,401		739,722		670		846
Added Value to Distribute		15,192,412		9,329,342		16,448,310		10,461,717
Added Value Distribution
Employee		3,395,469	22.3%	3,027,307	32.3%	3,720,699	22.7%	3,350,907	32.0%
Compensation	28	1,865,360		1,643,405		2,068,385		1,845,905
Benefits	28	672,526		589,497		728,924		641,531
Government Severance Indemnity Funds for Employees - FGTS		143,348		161,544		160,881		178,415
Others		714,235		632,861		762,509		685,056
Taxes and Contributions		8,900,626	58.7%	1,317,354	14.2%	9,742,689	59.2%	2,114,170	20.2%
Federal		8,660,427		1,106,702		9,464,883		1,866,697
State		272		357		394		611
Municipal		239,927		210,295		277,412		246,862
Compensation of Third-Party Capital - Rental	29	341,096	2.2%	340,696	3.7%	366,657	2.2%	363,204	3.5%
Remuneration of Interest on Capital		2,555,221	16.8%	4,643,985	49.8%	2,618,265	15.9%	4,633,436	44.3%
Dividends	24.b	-		150,000		-		150,000
Interest on Capital	24.b	500,000		-		500,000		-
Profit Reinvestment		2,055,221		4,493,985		2,060,106		4,414,740
Participation Results of Non-Controlling Shareholders		-		-		58,159		68,696
Total		15,192,412	100.0%	9,329,342	100.0%	16,448,310	100.0%	10,461,717	100.0%
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudencial Group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen and show all relevant information concerned to the financial statements, which are consistent with those used by Management in its management. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15 and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1) and

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker). In turn, the Banco RCI Brasil S.A. (Current Corporate Name of Companhia de Arrendamento Mercantil RCI Brasil (Note 15)) owns 100% of its subordinated quotas.

(2) The Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from Banco RCI Brasil S.A.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates.

The Financial Statements of the year ended on June 30, 2016 were approved by Board of Directors at the meeting held on July 26, 2016.

These interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2016 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement and Reverse Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are also highlighted in specific accounts of the asset.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to injury is recorded in a memorandum account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally recorded at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on a new term, extension and proportion. The amortization of this goodwill will be completed in 2017 (originally 2016).

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related the Activities to Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the premiums net of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 517/2015 in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in arrears, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans.

• Provisions for Unsettled Claims (PSL)

The PSL is recognized based on notices received by Evidence Previdência S.A. (Evidence), related the single payments and accrued rent, of the claims reported until the base date of calculation, including coinsurance accepted, gross of reinsurance and net of coinsurance ceded. The output of the provision due to payment, is characterized upon the financial settlement, of the receipt of the compensation payment receipt, annuity or losing income, or as other cases provided by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR should be made to cover claims incurred but not yet reported until the base date of calculation. For purposes of description of the methodology, we have adopted the term "claim" to set all claims and benefits of security risk plans. The Evidence does not have enough database to prepare its own methodology in this way is used technical procedures defined in Susep Circular 517/2015.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and alcoves, not related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Technical provisions mathematical for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Note 21.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization (15% until August/2015) and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are computed, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities note and derivative financial instruments. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

t) Recovery of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its carrying value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported in a separate shareholders' equity of the parent entity for purpose of presentation of the consolidated financial statements.

4. Cash and Cash Equivalents

				Bank
	06/30/2016	12/31/2015	06/30/2015	12/31/2014
Cash	4,752,105	5,231,627	4,420,394	4,697,744
Interbank Investments	20,285,434	26,116,456	25,238,740	18,714,280
Money Market Investments	5,594,038	3,993,155	3,099,281	6,260,149
Interbank Deposits	211,585	292,520	10,521	998,397
Foreign Currency Investments	14,479,811	21,830,781	22,128,938	11,455,734
Total	25,037,539	31,348,083	29,659,134	23,412,024

				Consolidated
	06/30/2016	12/31/2015	06/30/2015	12/31/2014
Cash	5,209,299	6,863,856	5,524,600	5,074,698
Interbank Investments	20,367,313	26,269,326	25,238,740	18,327,035
Money Market Investments	5,675,566	4,146,025	3,099,281	6,260,149
Interbank Deposits	211,585	292,520	10,521	998,397
Foreign Currency Investments	14,480,162	21,830,781	22,128,938	11,068,489
Total	25,576,612	33,133,182	30,763,340	23,401,733

5. Interbank Investments

					Bank
				06/30/2016	06/30/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	37,526,691	9,740,732	-	47,267,423	32,449,344
Own Portfolio	1,218,651	150,393	-	1,369,044	1,890,076
Treasury Bills - LFT	355	-	-	355	-
National Treasury Bills - LTN	731,075	-	-	731,075	1,679,074
National Treasury Notes - NTN	487,221	150,393	-	637,614	170,287
Others	-	-	-	-	40,715
Third-party Portfolio	17,585,171	2,997,114	-	20,582,285	14,732,369
National Treasury Bills - LTN	7,004,539	425,667	-	7,430,206	2,958,733
National Treasury Notes - NTN	10,580,632	2,571,447	-	13,152,079	11,773,636
Sold Position	18,722,869	6,593,225	-	25,316,094	15,826,899
National Treasury Bills - LTN	7,290,646	1,140,639	-	8,431,285	3,128,142
National Treasury Notes - NTN	11,432,223	5,452,586	-	16,884,809	12,698,757
Interbank Deposits	5,953,719	14,963,250	14,631,661	35,548,630	32,981,060
Foreign Currency Investments	14,479,811	-	-	14,479,811	22,128,938
Total	57,960,221	24,703,982	14,631,661	97,295,864	87,559,342
Current				82,664,203	74,891,601
Long-term				14,631,661	12,667,741

					Consolidated
				06/30/2016	06/30/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	37,608,218	9,740,732	-	47,348,950	32,451,542
Own Portfolio	15,313,313	150,393	-	15,463,706	9,892,266
Treasury Bills - LFT	11,882	-	-	11,882	2,199
National Treasury Bills - LTN	5,814,222	-	-	5,814,222	3,216,066
National Treasury Notes - NTN	9,487,209	150,393	-	9,637,602	6,633,286
Others	-	-	-	-	40,715
Third-party Portfolio	3,572,036	2,997,114	-	6,569,150	6,732,377
National Treasury Bills - LTN	1,991,392	425,667	-	2,417,059	1,421,741
National Treasury Notes - NTN	1,580,644	2,571,447	-	4,152,091	5,310,636
Sold Position	18,722,869	6,593,225	-	25,316,094	15,826,899
National Treasury Bills - LTN	7,290,646	1,140,639	-	8,431,285	3,128,142
National Treasury Notes - NTN	11,432,223	5,452,586	-	16,884,809	12,698,757
Interbank Deposits	1,240,588	1,056,915	148,918	2,446,421	2,269,638
Foreign Currency Investments	14,480,162	2,054	-	14,482,216	22,128,938
Total	53,328,968	10,799,701	148,918	64,277,587	56,850,118
Current				64,128,669	56,738,776
Long-term				148,918	111,342

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				06/30/2016	06/30/2015
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	39,112,286	174,175	-	39,286,461	40,976,877
Government Securities	35,379,173	174,598	-	35,553,771	37,644,787
Private Securities	3,733,113	(423)	-	3,732,690	3,332,090
Available-for-Sale Securities	155,948,189	101,559	(602,137)	155,447,611	130,558,876
Government Securities	57,585,219	-	10,385	57,595,604	60,112,964
Private Securities	98,362,970	101,559	(612,522)	97,852,007	70,445,912
Held-to-Maturity Securities	8,279,806	-	-	8,279,806	-
Government Securities	8,279,806	-	-	8,279,806	-
Total Securities	203,340,281	275,734	(602,137)	203,013,878	171,535,753
Derivatives (Assets)	27,123,377	(8,592,216)	135,421	18,666,582	11,900,170
Total Securities and Derivatives	230,463,658	(8,316,482)	(466,716)	221,680,460	183,435,923
Current				72,407,332	54,743,253
Long-term				149,273,128	128,692,670
Derivatives (Liabilities)	(15,845,768)	2,790,433	(128,229)	(13,183,564)	(11,460,625)
Current				(7,251,618)	(5,839,985)
Long-term				(5,931,946)	(5,620,640)

					Consolidated
				06/30/2016	06/30/2015
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	39,318,245	212,666	-	39,530,911	41,548,441
Government Securities	38,555,836	213,064	-	38,768,900	40,497,375
Private Securities	762,409	(398)	-	762,011	1,051,066
Available-for-Sale Securities	79,232,181	101,559	(555,439)	78,778,301	91,314,919
Government Securities	61,169,109	-	34,870	61,203,979	73,564,352
Private Securities	18,063,072	101,559	(590,309)	17,574,322	17,750,567
Held-to-Maturity Securities	8,279,806	-	-	8,279,806	-
Government Securities	8,279,806	-	-	8,279,806	-
Total Securities	126,830,232	314,225	(555,439)	126,589,018	132,863,360
Derivatives (Assets)	31,756,713	(8,559,751)	202,143	23,399,105	13,036,382
Total Securities and Derivatives	158,586,945	(8,245,526)	(353,296)	149,988,123	145,899,742
Current				68,093,848	56,739,157
Long-term				81,894,275	89,160,585
Derivatives (Liabilities)	(10,605,402)	(7,156,715)	(287,227)	(18,049,344)	(12,676,245)
Current				(11,903,704)	(6,518,229)
Long-term				(6,145,640)	(6,158,016)

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

				Bank				Consolidated
			06/30/2016	06/30/2015			06/30/2016	06/30/2015
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	35,379,173	174,598	35,553,771	37,644,787	38,555,836	213,064	38,768,900	40,497,375
Treasury Bills - LFT	2,297,623	(2,051)	2,295,572	671,687	3,667,198	(2,348)	3,664,850	1,687,744
National Treasury Bills - LTN	13,351,945	63,559	13,415,504	21,000,188	13,619,371	65,918	13,685,289	21,489,968
National Treasury Notes - NTN A	205,697	(10,429)	195,268	188,065	205,697	(10,429)	195,268	188,065
National Treasury Notes - NTN B	14,036,384	70,727	14,107,111	8,786,187	14,394,632	66,302	14,460,934	9,068,637
National Treasury Notes - NTN C	52,816	(19)	52,797	2,546	1,234,233	40,810	1,275,043	1,066,847
National Treasury Notes - NTN F	5,275,261	50,617	5,325,878	6,876,668	5,275,261	50,617	5,325,878	6,876,668
Agricultural Debt Securities - TDA	152,450	2,021	154,471	117,419	152,450	2,021	154,471	117,419
Debentures	6,304	165	6,469	-	6,301	165	6,466	-
Brazilian Foreign Debt Notes	693	8	701	2,027	693	8	701	2,027
Private Securities	3,733,113	(423)	3,732,690	3,332,090	762,409	(398)	762,011	1,051,066
Shares	4,840	56	4,896	4,822	83,718	56	83,774	310,262
Receivables Investment Fund - FIDC (1)	4,228	425	4,653	10,510	4,228	425	4,653	10,510
Investment Fund Shares in Participation - FIP	-	-	-	-	26,685	-	26,685	35,173
Investment Fund Shares	14,180	1,801	15,981	29,633	408,846	1,801	410,647	378,815
Investment Fund Real Estate	-	-	-	-	603	-	603	557
Debentures	3,629,555	(1,645)	3,627,910	3,281,578	75,109	(1,645)	73,464	166,959
Financial Bills - LF	-	-	-	-	80,212	25	80,237	137,127
Certificates of Real Estate Receivables - CRI	1,154	(941)	213	5,547	1,224	(941)	283	5,622
Certificates of Agribusiness Receivables - CRA	79,156	(119)	79,037	-	79,156	(119)	79,037	-
Bank Deposits Certificates - CDB	-	-	-	-	2,628	-	2,628	6,041
Total	39,112,286	174,175	39,286,461	40,976,877	39,318,245	212,666	39,530,911	41,548,441

						Bank
						06/30/2016
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,667,982	5,132,642	8,261,584	16,491,563	35,553,771
Treasury Bills - LFT	-	13,465	26,259	348,766	1,907,082	2,295,572
National Treasury Bills - LTN	-	1,714,406	2,966,062	5,471,085	3,263,951	13,415,504
National Treasury Notes - NTN A	-	-	783	-	194,485	195,268
National Treasury Notes - NTN B	-	3,732,120	754,936	1,344,326	8,275,729	14,107,111
National Treasury Notes - NTN C	-	415	6	50,824	1,552	52,797
National Treasury Notes - NTN F	-	197,892	1,332,268	979,874	2,815,844	5,325,878
Agricultural Debt Securities - TDA	-	9,344	47,088	66,591	31,448	154,471
Debentures	-	340	5,211	118	800	6,469
Brazilian Foreign Debt Securities	-	-	29	-	672	701
Private Securities	20,877	72	9,599	17,865	3,684,277	3,732,690
Shares	4,896	-	-	-	-	4,896
Receivables Investment Fund - FIDC (1)	-	-	4,653	-	-	4,653
Investment Fund Shares	15,981	-	-	-	-	15,981
Debentures	-	72	4,946	5,912	3,616,980	3,627,910
Certificates of Real Estate Receivables - CRI	-	-	-	213	-	213
Certificates of Agribusiness Receivables - CRA	-	-	-	11,740	67,297	79,037
Total	20,877	5,668,054	5,142,241	8,279,449	20,175,840	39,286,461

						Consolidated
						06/30/2016
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,723,337	5,228,360	8,712,961	19,104,242	38,768,900
Treasury Bills - LFT	-	21,052	120,043	758,029	2,765,726	3,664,850
National Treasury Bills - LTN	-	1,714,406	2,966,062	5,471,085	3,533,736	13,685,289
National Treasury Notes - NTN A	-	-	783	-	194,485	195,268
National Treasury Notes - NTN B	-	3,738,585	755,357	1,386,440	8,580,552	14,460,934
National Treasury Notes - NTN C	-	41,718	1,522	50,824	1,180,979	1,275,043
National Treasury Notes - NTN F	-	197,892	1,332,268	979,874	2,815,844	5,325,878
Agricultural Debt Securities - TDA	-	9,344	47,088	66,591	31,448	154,471
Debentures	-	340	5,208	118	800	6,466
Brazilian Foreign Debt Notes	-	-	29	-	672	701
Private Securities	420,344	42,363	52,058	17,865	229,381	762,011
Shares	83,774	-	-	-	-	83,774
Receivables Investment Fund - FIDC (1)	-	-	4,653	-	-	4,653
Investment Fund Shares in Participation - FIP	-	-	-	-	26,685	26,685
Investment Fund Shares	335,860	7,309	-	-	67,478	410,647
Investment Fund Real Estate	603	-	-	-	-	603
Debentures	-	2,577	4,946	5,912	60,029	73,464
Financial Bills - LF	-	31,852	40,493	-	7,892	80,237
Certificates of Real Estate Receivables - CRI	-	70	-	213	-	283
Certificates of Agribusiness Receivables - CRA	-	-	-	11,740	67,297	79,037
Bank Deposits Certificates - CDB	107	555	1,966	-	-	2,628
Total	420,344	5,765,700	5,280,418	8,730,826	19,333,623	39,530,911

					Bank
				06/30/2016	06/30/2015
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	57,585,219	-	10,385	57,595,604	60,112,964
Treasury Certificates - CFT	562	-	185	747	630
Securitized Credit	2,762	-	298	3,060	3,025
Treasury Bills - LFT	12,198,186	-	(12,768)	12,185,418	702,921
National Treasury Bills - LTN	21,571,308	-	(52,005)	21,519,303	26,973,815
National Treasury Notes - NTN A	1,157,391	-	(58,574)	1,098,817	4,158,715
National Treasury Notes - NTN B	6,183,298	-	72,171	6,255,469	5,716,355
National Treasury Notes - NTN C (2)	1,484,204	-	(41,136)	1,443,068	1,304,831
National Treasury Notes - NTN F (2) (6)	12,713,532	-	67,546	12,781,078	12,337,184
Brazilian Foreign Debt Bonds (7)	-	-	-	-	4,903,998
Securities Issued Abroad - Spain	1,153,667	-	(6,137)	1,147,530	3,439,000
Debentures (3)	1,120,309	-	40,805	1,161,114	572,490
Private Securities	98,362,970	101,559	(612,522)	97,852,007	70,445,912
Shares	569,504	-	13,007	582,511	817,430
Receivables Investment Fund - FIDC (1)	-	-	-	-	430,627
Investment Fund Shares in Participation - FIP (8)	19,215	68,351	-	87,566	574,430
Investment Fund Shares	554,547	33,208	-	587,755	508,344
Debentures (4)	90,655,183	-	(354,265)	90,300,918	62,919,540
Eurobonds	351,833	-	(163,027)	188,806	277,497
Promissory Notes - NP (5)	4,415,326	-	(52,881)	4,362,445	3,435,639
Real Estate Credit Notes - CCI	-	-	-	-	13,728
Financial Bills - LF	1,234,978	-	(898)	1,234,080	815,669
Certificates of Real Estate Receivables - CRI	562,384	-	(54,458)	507,926	653,008
Total	155,948,189	101,559	(602,137)	155,447,611	130,558,876

					Consolidated
				06/30/2016	06/30/2015
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	61,169,109	-	34,870	61,203,979	73,564,352
Treasury Certificates - CFT	562	-	185	747	630
Securitized Credit	2,762	-	298	3,060	3,025
Treasury Bills - LFT	12,562,796	-	(12,949)	12,549,847	11,084,336
National Treasury Bills - LTN	22,299,372	-	(50,356)	22,249,016	27,556,682
National Treasury Notes - NTN A	1,157,391	-	(58,574)	1,098,817	4,158,715
National Treasury Notes - NTN B	6,183,298	-	72,171	6,255,469	5,716,355
National Treasury Notes - NTN C (2)	1,484,204	-	(41,136)	1,443,068	1,304,831
National Treasury Notes - NTN F (2) (6)	15,204,748	-	90,563	15,295,311	14,824,290
Brazilian Foreign Debt Bonds (7)	-	-	-	-	4,903,998
Securities Issued Abroad - Spain	1,153,667	-	(6,137)	1,147,530	3,439,000
Debentures (3)	1,120,309	-	40,805	1,161,114	572,490
Private Securities	18,063,072	101,559	(590,309)	17,574,322	17,750,567
Shares	885,450	-	39,210	924,660	855,874
Receivables Investment Fund - FIDC (1)	-	-	-	-	431,815
Investment Fund Shares in Participation - FIP (8)	28,119	68,351	-	96,470	925,664
Investment Fund Shares	238,449	33,208	-	271,657	151,747
Real Estate Fund Shares	70,082	-	(4,736)	65,346	64,352
Debentures (4)	10,026,283	-	(354,313)	9,671,970	9,916,304
Eurobonds	351,833	-	(163,027)	188,806	277,497
Promissory Notes - NP (5)	4,424,561	-	(52,581)	4,371,980	3,435,639
Real Estate Credit Notes - CCI	-	-	-	-	13,728
Financial Bills - LF	1,475,971	-	(404)	1,475,567	1,022,269
Certificates of Real Estate Receivables - CRI	562,324	-	(54,458)	507,866	653,008
Certificates of Bank Deposit - CDB	-	-	-	-	2,670
Total	79,232,181	101,559	(555,439)	78,778,301	91,314,919

						Bank
						06/30/2016
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	32	692,183	4,916,067	18,995,979	32,991,343	57,595,604
Treasury Certificates - CFT	-	-	-	-	747	747
Securitized Credit	-	212	651	1,390	807	3,060
Treasury Bills - LFT	-	-	-	79,019	12,106,399	12,185,418
National Treasury Bills - LTN	-	-	2,911,970	18,607,333	-	21,519,303
National Treasury Notes - NTN A	-	-	4,571	-	1,094,246	1,098,817
National Treasury Notes - NTN B	-	44,222	867	-	6,210,380	6,255,469
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,428,372	1,443,068
National Treasury Notes - NTN F (2) (6)	-	604,201	820,379	248,125	11,108,373	12,781,078
Securities Issued Abroad - Spain	-	-	1,147,530	-	-	1,147,530
Debentures (3)	32	28,852	30,099	60,112	1,042,019	1,161,114
Private Securities	636,383	1,946,703	14,899,106	15,671,537	64,698,278	97,852,007
Shares	48,628	-	-	533,883	-	582,511
Investment Fund Shares in Participation - FIP (8)	-	-	-	-	87,566	87,566
Investment Fund Shares	587,755	-	-	-	-	587,755
Debentures (4)	-	914,541	11,906,600	13,547,889	63,931,888	90,300,918
Eurobonds	-	8,768	-	-	180,038	188,806
Promissory Notes - NP (5)	-	937,232	2,105,091	1,063,366	256,756	4,362,445
Financial Bills - LF	-	28,537	750,193	455,350	-	1,234,080
Certificates of Real Estate Receivables - CRI	-	57,625	137,222	71,049	242,030	507,926
Total	636,415	2,638,886	19,815,173	34,667,516	97,689,621	155,447,611

						Consolidated
						06/30/2016
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	32	810,710	6,004,497	19,636,116	34,752,624	61,203,979
Treasury Certificates - CFT	-	-	-	-	747	747
Securitized Credit	-	212	651	1,390	807	3,060
Treasury Bills - LFT	-	-	-	156,498	12,393,349	12,549,847
National Treasury Bills - LTN	-	-	3,189,021	19,059,995	-	22,249,016
National Treasury Notes - NTN A	-	-	4,571	-	1,094,246	1,098,817
National Treasury Notes - NTN B	-	44,222	867	-	6,210,380	6,255,469
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,428,372	1,443,068
National Treasury Notes - NTN F (2) (6)	-	722,728	1,631,758	358,121	12,582,704	15,295,311
Securities Issued Abroad - Spain	-	-	1,147,530	-	-	1,147,530
Debentures (3)	32	28,852	30,099	60,112	1,042,019	1,161,114
Private Securities	410,847	1,959,790	4,729,433	3,489,500	6,984,752	17,574,322
Shares	73,844	-	-	533,883	316,933	924,660
Investment Fund Shares in Participation - FIP (8)	-	-	-	8,904	87,566	96,470
Investment Fund Shares	271,657	-	-	-	-	271,657
Real Estate Fund Shares	65,346	-	-	-	-	65,346
Debentures (4)	-	927,628	1,559,564	1,283,349	5,901,429	9,671,970
Eurobonds	-	8,768	-	-	180,038	188,806
Promissory Notes - NP (5)	-	937,232	2,114,626	1,063,366	256,756	4,371,980
Financial Bills - LF	-	28,537	918,081	528,949	-	1,475,567
Certificates of Real Estate Receivables - CRI	-	57,625	137,162	71,049	242,030	507,866
Total	410,879	2,770,500	10,733,930	23,125,616	41,737,376	78,778,301

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the first half of 2016 there was the value to R$14,891 (2015 - R$6,679) result, net of tax in the Consolidated income from the sale of NTN-C and NTN-F part to the market (Note 24.e).

(3) Issued by mixed capital company.

(4) On June 30, 2015, includes R$647,539 of hedge objects market risks (Note 6.b.V.a).

(5) Includes R$160,762 (06/30/2015 - R$250,141) of hedge objects market risks (Note 6.b.V.a) and R$695,087 of hedge objects cash flow hedge (Nota 6.b.v.b).

(6) On June 30, 2016, the amount of 2,102,743 Notes National Treasury (NTN-F), with maturity on January 1, 2025 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) On June 30, 2015, includes R$693,612 of hedge objects cash flow (Note 6.b.V.b). At December 31, 2015 were reclassified to "held to maturity".

(8) Investments in Quotas of Investment Fund - FIP mainly corresponds to investments in assets in the electricity and technology segments, which is consistent with the established rules and accounting practices.

IV) Held-to-Maturity Securities

						Bank/Consolidated
						06/30/2016
						By Maturity
	Cost
	Amortized /Accouting	Up to	From 3 to	From 3 to	Over
Held-to-Maturity Securities (1)	06/30/2016	3 Months	12 Months	5 Years	3 Years	Total
Government Securities	8,279,806	93,001	12,044	338,942	7,835,819	8,279,806
National Treasury Notes - NTN A	2,910,549	11,560	-	-	2,898,989	2,910,549
Brazilian Foreign Debt Bonds (2)	5,369,257	81,441	12,044	338,942	4,936,830	5,369,257
Total	8,279,806	93,001	12,044	338,942	7,835,819	8,279,806
(1) The fair value of held to maturity securities is R$8,818,058.

(2) Includes the amount of R$711,954 of cash flow object hedge (Note 6.b.V.b).

In January 2014, Bank made an issue of bonds eligible to compose the capital of Level I and Level II Reference Equity (RE), amounting to USD2.5 billion (equivalent to R$ 6 billion) (Note 21). In order to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via foreign branche Grand Cayman Branch). Initially, these securities were classified as "available for sale" and at December 31, 2015 were reclassified to "held to maturity".

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income From Fixed-Income Securities	13,116,176	11,456,810	8,797,540	8,673,119
Income From Interbank Investments	4,540,031	3,859,562	2,497,602	2,208,850
Income From Variable-Income Securities	(36,034)	(31,132)	10,361	51,441
Financial Income of Pension and Capitalization	-	-	90,501	65,419
Impairment (1)	-	(58,409)	-	(468,861)
Others (2)	47,969	65,941	(154,626)	238,771
Total	17,668,142	15,292,772	11,241,378	10,768,739

(1) Corresponds to record permanent losses on the realizable value of securities classified in securities available for sale categories recognized in the income statement.

(2) Corresponds mainly to income from investment funds and participations.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			06/30/2016			06/30/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		9,011,560	3,510,094		6,985,235	987,294
Asset	122,218,953	25,401,407	26,125,309	209,008,062	28,342,202	20,923,341
CDI (Interbank Deposit Rates)	45,882,638	25,399,435	26,153,923	45,604,973	10,734,576	12,673,331
Fixed Interest Rate - Real	56,439,732	-	-	39,053,719	6,698,515	(99,605)
Indexed to Price and Interest Rates	2,863,671	-	-	29,662,160	10,898,959	8,339,397
Foreign Currency	17,030,319	-	-	94,674,934	-	-
Others	2,593	1,972	(28,614)	12,276	10,152	10,218
Liabilities	113,207,393	(16,389,847)	(22,615,215)	202,022,827	(21,356,967)	(19,936,047)
CDI (Interbank Deposit Rates)	20,483,203	-	-	34,870,397	-	-
Fixed Interest Rate - Real	67,906,453	(11,466,721)	(17,726,050)	32,355,204	-	-
Indexed to Price and Interest Rates	7,157,021	(4,293,350)	(4,115,916)	18,763,201	-	-
Foreign Currency	17,660,095	(629,776)	(773,249)	116,031,901	(21,356,967)	(19,936,047)
Others	621	-	-	2,124	-	-
Options	140,632,980	408,642	383,512	179,962,656	(40,003)	(42,208)
Purchased Position	70,276,288	1,133,352	1,298,559	83,620,464	328,874	430,589
Call Option - US Dollar	6,519,077	232,451	287,091	4,232,321	172,193	254,053
Put Option - US Dollar	4,074,781	350,192	436,409	2,487,785	60,878	99,715
Call Option - Other	18,424,190	46,121	77,216	11,002,897	49,289	49,312
Interbank Market	18,060,103	5,122	7,282	10,566,994	9,744	18,131
Others (1)	364,087	40,999	69,934	435,903	39,545	31,181
Put Option - Other	41,258,240	504,588	497,843	65,897,461	46,514	27,509
Interbank Market	40,487,084	23,998	16,442	65,413,783	31,721	6,234
Others (1)	771,156	480,590	481,401	483,678	14,793	21,275
Sold Position	70,356,692	(724,710)	(915,047)	96,342,192	(368,877)	(472,797)
Call Option - US Dollar	4,813,058	(185,511)	(247,813)	3,865,707	(199,032)	(293,939)
Put Option - US Dollar	5,981,727	(444,029)	(564,991)	2,521,822	(74,308)	(94,690)
Call Option - Other	23,782,235	(52,673)	(95,245)	15,117,343	(46,276)	(53,019)
Interbank Market	23,415,823	(14,975)	(29,685)	14,668,505	(13,532)	(20,519)
Others (1)	366,412	(37,698)	(65,560)	448,838	(32,744)	(32,500)
Put Option - Other	35,779,672	(42,497)	(6,998)	74,837,320	(49,261)	(31,149)
Interbank Market	35,726,760	(31,167)	(3,191)	74,765,676	(34,946)	(4,813)
Others (1)	52,912	(11,330)	(3,807)	71,644	(14,315)	(26,336)
Futures Contracts	177,768,917	-	-	237,478,021	-	-
Purchased Position	32,181,721	-	-	70,315,830	-	-
Exchange Coupon (DDI)	12,315,845	-	-	13,410,120	-	-
Interest Rates (DI1 and DIA)	12,606,968	-	-	54,758,864	-	-
Foreign Currency	5,161,517	-	-	1,824,617	-	-
Indexes (2)	98,441	-	-	72,900	-	-
Treasury Bonds/Notes	-	-	-	249,329	-	-
Average Rate of Repo Operations (OC1)	1,998,950	-	-	-	-	-
Sold Position	145,587,196	-	-	167,162,191	-	-
Exchange Coupon (DDI)	56,697,307	-	-	80,605,423	-	-
Interest Rates (DI1 and DIA)	77,260,185	-	-	16,766,105	-	-
Foreign Currency	9,785,048	-	-	8,855,421	-	-
Indexes (2)	1,539,750	-	-	-	-	-
Treasury Bonds/Notes	304,906	-	-	14,211	-	-
Average Rate of Repo Operations (OC1)	-	-	-	60,921,031	-	-

					Bank
			06/30/2016			06/30/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	48,101,402	1,889,421	1,629,057	43,084,971	243,549	288,067
Purchased Commitment	17,934,628	585,404	147,440	16,131,940	(736,965)	(713,143)
Currencies	17,435,201	588,603	149,688	15,457,242	(735,997)	(711,633)
Others	499,427	(3,199)	(2,248)	674,698	(968)	(1,510)
Sell Commitment	30,166,774	1,304,017	1,481,617	26,953,031	980,514	1,001,210
Currencies	28,044,936	1,300,818	1,480,776	26,099,367	979,546	1,000,040
Others	2,121,838	3,199	841	853,664	968	1,170

						Consolidated
			06/30/2016			06/30/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		18,928,739	3,427,587		7,127,705	997,541
Asset	206,730,738	30,013,503	30,973,664	249,362,307	28,595,723	21,051,106
CDI (Interbank Deposit Rates)	52,719,884	30,011,531	31,002,278	51,730,003	16,899,560	18,863,353
Fixed Interest Rate - Real	132,444,151	-	-	72,745,993	787,052	(5,951,277)
Indexed to Price and Interest Rates	2,927,671	-	-	29,662,160	10,898,959	8,128,812
Foreign Currency	18,636,439	-	-	95,211,875	-	-
Others	2,593	1,972	(28,614)	12,276	10,152	10,218
Liabilities	187,801,999	(11,084,764)	(27,546,077)	242,234,602	(21,468,018)	(20,053,565)
CDI (Interbank Deposit Rates)	22,708,353	-	-	34,830,443	-	-
Fixed Interest Rate - Real	138,682,104	(6,237,953)	(22,665,715)	71,958,941	-	-
Indexed to Price and Interest Rates	7,157,021	(4,229,350)	(4,115,916)	18,763,201	-	-
Foreign Currency	19,253,900	(617,461)	(764,446)	116,679,893	(21,468,018)	(20,053,565)
Others	621	-	-	2,124	-	-
Options	142,756,063	420,487	402,169	183,031,437	6,532	5,189
Purchased Position	71,375,085	1,132,542	1,312,114	85,289,557	390,444	484,641
Call Option - US Dollar	6,519,077	232,451	287,091	4,232,321	172,193	254,053
Put Option - US Dollar	4,074,781	350,192	436,409	2,487,785	60,878	99,715
Call Option - Other	19,005,229	71,970	120,400	11,647,962	61,544	58,156
Interbank Market	18,060,103	5,122	7,282	10,566,994	9,744	18,131
Others (1)	945,126	66,848	113,118	1,080,968	51,800	40,025
Put Option - Other	41,775,998	477,929	468,214	66,921,489	95,829	72,717
Interbank Market	40,487,084	23,998	16,442	65,413,783	31,721	6,234
Others (1)	1,288,914	453,931	451,772	1,507,706	64,108	66,483
Sold Position	71,380,978	(712,055)	(909,945)	97,741,880	(383,912)	(479,452)
Call Option - US Dollar	4,813,058	(185,511)	(247,813)	3,865,707	(199,032)	(293,939)
Put Option - US Dollar	5,981,727	(444,029)	(564,991)	2,521,822	(74,308)	(94,690)
Call Option - Other	24,170,794	(20,970)	(59,975)	15,561,690	(38,058)	(40,406)
Interbank Market	23,415,823	(14,975)	(29,685)	14,668,505	(13,532)	(20,519)
Others (1)	754,971	(5,995)	(30,290)	893,185	(24,526)	(19,887)
Put Option - Other	36,415,399	(61,545)	(37,166)	75,792,661	(72,514)	(50,417)
Interbank Market	35,726,760	(31,167)	(3,191)	74,765,676	(34,946)	(4,813)
Others (1)	688,639	(30,378)	(33,975)	1,026,985	(37,568)	(45,604)
Futures Contracts	177,768,917	-	-	238,059,417	-	-
Purchased Position	32,181,721	-	-	70,381,885	-	-
Exchange Coupon (DDI)	12,315,845	-	-	13,410,120	-	-
Interest Rates (DI1 and DIA)	12,606,968	-	-	54,797,185	-	-
Foreign Currency	5,161,517	-	-	1,824,617	-	-
Indexes (2)	98,441	-	-	100,634	-	-
Treasury Bonds/Notes	-	-	-	249,329	-	-
Average Rate of Repo Operations (OC1)	1,998,950	-	-	-	-	-

						Consolidated
			06/30/2016			06/30/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	145,587,196	-	-	167,677,532	-	-
Exchange Coupon (DDI)	56,697,307	-	-	80,605,423	-	-
Interest Rates (DI1 and DIA)	77,260,185	-	-	17,159,087	-	-
Foreign Currency	9,785,048	-	-	8,855,421	-	-
Indexes (2)	1,539,750	-	-	122,359	-	-
Treasury Bonds/Notes	304,906	-	-	14,211	-	-
Average Rate of Repo Operations (OC1)	-	-	-	60,921,031	-	-
Forward Contracts and Others	48,107,525	1,840,120	1,681,160	43,088,021	257,094	305,807
Purchased Commitment	17,934,628	585,404	147,901	16,131,940	(736,965)	(713,143)
Currencies	17,435,201	588,603	150,149	15,457,242	(735,997)	(711,633)
Others	499,427	(3,199)	(2,248)	674,698	(968)	(1,510)
Sell Commitment	30,172,897	1,254,716	1,533,259	26,956,081	994,059	1,018,950
Currencies	28,044,936	1,300,818	1,480,776	26,099,367	979,546	1,000,040
Others	2,127,961	(46,102)	52,483	856,714	14,513	18,910

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					06/30/2016	06/30/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		59,926,588	15,055,359	47,237,006	122,218,953	209,008,062
Options		4,282,398	1,677,612	134,672,970	140,632,980	179,962,656
Futures Contracts		-	-	177,768,917	177,768,917	237,478,021
Forward Contracts and Others		33,884,831	8,679,792	5,536,779	48,101,402	43,084,971

						Consolidated
						Notional
					06/30/2016	06/30/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		59,926,588	20,436,405	126,367,745	206,730,738	249,362,307
Options		4,282,398	1,677,612	136,796,053	142,756,063	183,031,437
Futures Contracts		-	-	177,768,917	177,768,917	238,059,417
Forward Contracts and Others		33,884,831	8,679,792	5,542,902	48,107,525	43,088,021

(1) Includes trades with the BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&Fbovespa) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					06/30/2016	06/30/2015
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		12,488,067	27,948,299	81,782,587	122,218,953	209,008,062
Options		86,577,669	49,680,158	4,375,153	140,632,980	179,962,656
Futures Contracts		126,925,271	27,243,739	23,599,907	177,768,917	237,478,021
Forward Contracts and Others		25,803,291	18,077,654	4,220,457	48,101,402	43,084,971

					Consolidated
					Notional
				06/30/2016	06/30/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	15,392,048	31,984,453	159,354,237	206,730,738	249,362,307
Options	87,097,034	51,205,931	4,453,098	142,756,063	183,031,437
Futures Contracts	126,925,271	27,243,739	23,599,907	177,768,917	238,059,417
Forward Contracts and Others	25,806,514	18,080,554	4,220,457	48,107,525	43,088,021

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				06/30/2016	06/30/2015
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	50,885,195	67,789,909	3,543,849	122,218,953	209,008,062
Options	135,774,565	4,458,415	400,000	140,632,980	179,962,656
Futures Contracts	177,768,917	-	-	177,768,917	237,478,021
Forward Contracts and Others	-	33,856,487	14,244,915	48,101,402	43,084,971

					Consolidated
					Notional
				06/30/2016	06/30/2015
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	128,767,955	73,575,134	4,387,649	206,730,738	249,362,307
Options	137,897,648	4,458,415	400,000	142,756,063	183,031,437
Futures Contracts	177,768,917	-	-	177,768,917	238,059,417
Forward Contracts and Others	-	33,862,610	14,244,915	48,107,525	43,088,021

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

(3) Composed of operations that are included in registration chambers, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			06/30/2016			06/30/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(90,588)	(32,014)	(122,602)	(109,461)	(78,269)	(187,730)
Asset	1,870,048	3,214	1,873,262	4,385,114	14,812	4,399,926
CDI (Interbank Deposit Rates) (1) (2) (6) (8)	-	-	-	2,128,843	2,887	2,131,730
Fixed Interest Rate - Real (2) (8)	-	-	-	473,111	6	473,117
Indexed to Foreign Currency - Fixed Interest - US Dollar (6)	4,163	123	4,286	41,625	1,589	43,214
Indexed to Foreign Currency - USD/BRL US Dollar (3)	1,831,442	3,005	1,834,447	1,346,759	2,619	1,349,378
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (6) (8)	-	-	-	366,753	7,296	374,049
Indexed to Foreign Currency - Fixed Interest - YEN (7)	34,443	86	34,529	28,023	415	28,438
Liabilities	(1,960,636)	(35,228)	(1,995,864)	(4,494,575)	(93,081)	(4,587,656)
Indexed to Foreign Currency - US Dollar (1) (8)	(20,381)	(116)	(20,497)	(748,137)	(34,849)	(782,986)
Indexed to Price and Interest Rates Interest (2) (8)	(6,535)	3,591	(2,944)	(1,884,809)	(65,470)	(1,950,279)
Indexed to Foreign Currency - Fixed Interest - US Dollar (4) (8)	(2,982)	(72)	(3,054)	(10,841)	(224)	(11,065)
CDI (Interbank Deposit Rates) (3) (5)	(1,896,550)	(38,548)	(1,935,098)	(1,386,801)	13,931	(1,372,870)
Indexed to Foreign Currency - Libor - US Dollar (7)	(34,188)	(83)	(34,271)	(32,994)	(433)	(33,427)
Fixed Interest Rate - Real (6) (8)	-	-	-	(430,993)	(6,036)	(437,029)
Hedge Object Asset	152,272	8,490	160,762	2,606,933	127,725	2,734,658
Lending Operation (Note 8.a and e)	-	-	-	1,724,190	112,788	1,836,978
Indexed to Foreign Currency - US Dollar (8)	-	-	-	672,600	47,122	719,722
Indexed to Foreign Currency - Fixed Interest - US Dollar (8)	-	-	-	10,852	48	10,900
Indexed Indices of Prices and Interest (8)	-	-	-	1,029,583	66,191	1,095,774
Fixed Interest Rate - Real (8)	-	-	-	11,155	(573)	10,582
Available-for-Sale Securities (Note 6.a.III)	152,272	8,490	160,762	882,743	14,937	897,680
Debentures (8)	-	-	-	621,046	26,493	647,539
Promissory Notes - PN	152,272	8,490	160,762	261,697	(11,556)	250,141
Liabilities	(1,884,550)	39,776	(1,844,774)	(1,373,913)	(11,647)	(1,385,560)
Foreign Borrowings (Note 8.e)	(1,850,098)	39,865	(1,810,233)	(1,346,273)	(11,314)	(1,357,587)
Indexed to Foreign Currency - US Dollar	(1,850,098)	39,865	(1,810,233)	(1,346,273)	(11,314)	(1,357,587)
Securities Issued Abroad (Note 18.c)	(34,452)	(89)	(34,541)	(27,640)	(333)	(27,973)
Eurobonds	(34,452)	(89)	(34,541)	(27,640)	(333)	(27,973)

						Consolidated
			06/30/2016			06/30/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(146,293)	(38,036)	(184,329)	(184,936)	(85,584)	(270,520)
Asset	2,126,264	25,263	2,151,527	4,742,531	53,085	4,795,616
CDI (Interbank Deposit Rates) (1) (2) (6) (8)	-	-	-	2,128,843	2,887	2,131,730
Fixed Interest Rate - Real (2) (8)	-	-	-	473,111	6	473,117
Indexed to Foreign Currency - Fixed Interest - US Dollar (6)	4,163	123	4,286	41,625	1,589	43,214
Indexed to Foreign Currency - USD/BRL US Dollar (3)	1,831,442	3,005	1,834,447	1,346,759	2,619	1,349,378
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (6) (8)	-	-	-	366,753	7,296	374,049
Indexed to Foreign Currency - Euro (6)	256,216	22,049	278,265	357,417	38,273	395,690
Indexed to Foreign Currency - Fixed Interest - YEN (7)	34,443	86	34,529	28,023	415	28,438
Liabilities	(2,272,557)	(63,299)	(2,335,856)	(4,927,467)	(138,669)	(5,066,136)
Indexed to Foreign Currency - US Dollar (1) (6) (8)	(332,302)	(28,187)	(360,489)	(1,181,029)	(80,437)	(1,261,466)
Indexed to Price and Interest Rates Interest (2) (8)	(6,535)	3,591	(2,944)	(1,884,809)	(65,470)	(1,950,279)
Indexed to Foreign Currency - Fixed Interest - US Dollar (4) (8)	(2,982)	(72)	(3,054)	(10,841)	(224)	(11,065)
CDI (Interbank Deposit Rates) (3) (5)	(1,896,550)	(38,548)	(1,935,098)	(1,386,801)	13,931	(1,372,870)
Indexed to Foreign Currency - Libor - US Dollar (7)	(34,188)	(83)	(34,271)	(32,994)	(433)	(33,427)
Fixed Interest Rate - Real (6) (8)	-	-	-	(430,993)	(6,036)	(437,029)
Hedge Object
Asset	563,931	15,019	578,950	3,039,826	135,288	3,175,114
Lending Operation (Note 8.a and e)	411,659	6,529	418,188	2,157,083	120,351	2,277,434
Indexed to Foreign Currency - US Dollar (8)	411,659	6,529	418,188	1,105,493	54,685	1,160,178
Indexed to Foreign Currency - Fixed Interest - US Dollar (8)	-	-	-	10,852	48	10,900
Indexed Indices of Prices and Interest (8)	-	-	-	1,029,583	66,191	1,095,774
Fixed Interest Rate - Real (8)	-	-	-	11,155	(573)	10,582
Available-for-Sale Securities (Note 3.a.III)	152,272	8,490	160,762	882,743	14,937	897,680
Debentures (8)	-	-	-	621,046	26,493	647,539
Promissory Notes - PN	152,272	8,490	160,762	261,697	(11,556)	250,141
Liabilities	(1,884,550)	39,776	(1,844,774)	(1,373,913)	(11,647)	(1,385,560)
Foreign Borrowings (Note 18.e)	(1,850,098)	39,865	(1,810,233)	(1,346,273)	(11,314)	(1,357,587)
Indexed to Foreign Currency - US Dollar	(1,850,098)	39,865	(1,810,233)	(1,346,273)	(11,314)	(1,357,587)
Securities Issued Abroad (Note 18.c)	(34,452)	(89)	(34,541)	(27,640)	(333)	(27,973)
Eurobonds	(34,452)	(89)	(34,541)	(27,640)	(333)	(27,973)

(1) On June 30, 2015, instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$719,722 Bank and June 30, 2016, R$418,188 (06/30/2015 - R$1,160,178) Consolidated and June 30, 2015, bonds and securities represented by debentures with fair value R$72,094 Bank and Consolidated.

(2) On June 30, 2015, instruments whose hedge objects are indexed loans in price indices and interest amounting R$1,095,774 and securities represented by debentures with a market value R$575,445 Bank and Consolidated.

(3) On June 30, 2015, instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$10,900 in the Bank and Consolidated.

(4) On June 30, 2015, instruments whose hedge object are securities represented by promissory notes indexed in CDI with fair value R$17,146 Bank and Consolidated.

(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$34,541 (06/30/2015 - R$27,973) Bank and Consolidated.

(6) On June 30, 2015, instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$10,582 Bank and Consolidated.

(7) Instruments asset whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US Dollar with fair value R$1,810,233 (06/30/2015 - R$1,357,587 Bank and Consolidated and June 30, 2015, instrumenst liabilities whose hedge objects are securities represented by promissory notes indexed to fixed interest rates - Real with market value of R$232,995 Bank and Consolidated.

(8) In June of 2016, the management decided to change the strategic position of the hedged items relating to loans and debentures operations: Indexed to Foreign Currency-Dollar, Indexed Foreign Currency Pre-Dollar, Indexed Price Indexes and Indexed Pre-Real Interest Rate that no longer have hedge accounting and remained economic hedge, with effect on the Bank and Consolidated income statements for the period an expense of R$12,102 net of tax.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			06/30/2016			06/30/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	75,765	7,192	82,957	(538,049)	(67,829)	(605,878)
Asset	1,229,571	135,421	1,364,992	2,886,403	82,922	2,969,325
Indexed to Foreign Currency - Swiss Franc (1)	-	-	-	501,052	18,037	519,089
Indexed to Foreign Currency - Chile (2)	-	-	-	115,552	4,067	119,619
Indexed to Interest Rate - Real (3)	-	-	-	1,278,333	(43,433)	1,234,900
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	1,229,571	135,421	1,364,992	991,466	104,251	1,095,717
Liabilities	(1,153,806)	(128,229)	(1,282,035)	(3,424,452)	(150,751)	(3,575,203)
Fixed Interest Rate - Real (5)	(379,065)	(3,987)	(383,052)	-	-	-
Indexed to Foreign Currency - Fixed Interest - US Dollar (1) (2) (3) (4)	-	-	-	(2,617,781)	(45,909)	(2,663,690)
Fixed Interest Rate - Real (4)	(67,698)	(144)	(67,842)	(109,712)	1,288	(108,424)
Indexed to Foreign Currency - Fixed Interest Euro (4)	(707,043)	(124,098)	(831,141)	(696,959)	(106,130)	(803,089)

						Consolidated
			06/30/2016			06/30/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	108,258	(85,084)	23,174	(602,809)	(75,071)	(677,880)
Asset	1,785,408	202,143	1,987,551	3,604,289	117,809	3,722,098
Indexed to Foreign Currency - Swiss Franc (1)	-	-	-	501,052	18,037	519,089
Indexed to Foreign Currency - Chile (2)	-	-	-	115,552	4,067	119,619
Indexed to Interest Rate - Real (3)	-	-	-	1,278,333	(43,433)	1,234,900
Indexed to Foreign Currency - Pre Dolar (4) (5)	1,251,916	135,752	1,387,668	1,046,866	106,214	1,153,080
Indexed to Foreign Currency - Pre Euro (5)	533,492	66,391	599,883	662,486	32,924	695,410
Liabilities	(1,677,150)	(287,227)	(1,964,377)	(4,207,098)	(192,880)	(4,399,978)
CDI (Interbank Deposit Rates) (5)	(379,065)	(3,987)	(383,052)	-	-	-
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	-	-	-	(2,617,781)	(45,909)	(2,663,690)
Indexed to Interest Rate - Pré Real (4)	(67,698)	(144)	(67,842)	(109,712)	1,288	(108,424)
Indexed to Foreign Currency - Pre Euro (4)	(707,043)	(124,098)	(831,141)	(696,959)	(106,130)	(803,089)
Indexed to Foreign Currency - Dolar (5)	(491,900)	(158,397)	(650,297)	(527,621)	(37,409)	(565,030)
Indexed to Foreign Currency - Real (5)	(31,444)	(601)	(32,045)	(255,025)	(4,720)	(259,745)

						Bank/Consolidated
					06/30/2016	06/30/2015
					Notional	Notional
Hedge Instruments
Future Contracts					91,562,006	35,481,932
Foreign Currency - Dollar (6)					48,026,328	35,481,932
Interest Rates (DI1 and DIA) (7)					43,535,678	-

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Hedge Object - Cost
Asset	26,588,944	27,008,147	27,176,615	27,736,280
Lending Operations (Note 8.a)
Import and Export Credit and Financing	25,181,903	26,228,142	25,181,903	26,228,142
Lending Operations	-	86,393	587,671	814,526
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III)	695,087	-	695,087	-
Available-for-Sale Securities - Securities Foreign Debt Bonds (Note 6.a III)	-	693,612	-	693,612
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a IV)	711,954	-	711,954	-
Liabilities	(43,427,383)	(1,873,774)	(43,427,383)	(1,873,774)
Money Market Funding and Borrowings and Onlendings
Borrowings and Onlendings
Eurobonds (Note 18.c)	-	(1,873,774)	-	(1,873,774)
Deposits
Certificates of Bank Deposit - CDB (Note 18.a)	(43,427,383)	-	(43,427,383)	-

(1) On June 30, 2015, operations due April 12, 2016 , whose object of "hedging" transactions are eurobonds.

(2) On June 30, 2015, operation due April 13, 2016, whose object of "hedge" is an operation of eurobonds.

(3) On June 30, 2015, operations due March 18, 2016, whose object of "hedge" is an operation of eurobonds.

(4) Operations due April 1, 2021 (06/30/2015 - operations due September 18, 2015, October 26, 2015, March 18, 2016 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between August, 2016 and December, 2025 (06/30/2015 - operations maturing between July, 2015 and June, 2021), whose objects "hedge"contracts are loans from lending institutions.

(6) Operations maturing between July, 2016 to December, 2025 (06/30/2015 - operations maturing due October 1, 2015, August 3, 2015 and January 4, 2016) and the updated value of the instruments of R$24,073,248 (06/30/2015 - R$26,235,223 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

(7) Operations maturing between July, 2016 to July, 2021 and the updated value of the instruments of R$43,427,194, whose object of "hedge" are the money market funding Certificates of Bank Deposit - CDB.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that was recognized in income in the first quarter of 2016 and that was highlighted in equity corresponds to a credit of R$904.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a credit of R$158,076 (06/30/2015 - corresponds a deb of R$78,256) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial Treasury Bill - LFT	120,046	102,703	810,106	566,568
National Treasury Bill - LTN	6,113,319	7,471,362	6,113,319	7,498,171
National Treasury Notes - NTN	891,878	862,063	891,878	862,063
Total	7,125,243	8,436,128	7,815,303	8,926,802

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Assets
Swap Differentials Receivable (1)	10,857,052	7,553,333	15,484,218	8,617,753
Option Premiums to Exercise	1,298,559	430,589	1,312,114	484,641
Forward Contracts and Others	6,510,971	3,916,248	6,602,773	3,933,988
Total	18,666,582	11,900,170	23,399,105	13,036,382
Liabilities
Swap Differentials Payable (1)	7,386,603	7,359,647	12,217,786	8,568,612
Option Premiums Launched	915,047	472,797	909,945	479,452
Forward Contracts and Others	4,881,914	3,628,181	4,921,613	3,628,181
Total	13,183,564	11,460,625	18,049,344	12,676,245

(1) At June 30, 2015, includes swaption operations.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 .

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of June 30, 2016.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(3,388)	(134,514)	(269,027)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(5,136)	(68,714)	(137,427)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(283)	(4,635)	(9,269)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(313)	(1,389)	(2,779)
Foreign Currency	Exposures subject to Foreign Exchange	(3,597)	(89,915)	(179,829)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(331)	(824)	(1,648)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(7,999)	(125,692)	(251,384)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,430)	(35,739)	(71,479)
Others	Exposures not Meeting the Previous Settings	(13,476)	(800)	(1,600)
Total (1)		(35,953)	(462,222)	(924,442)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(98,672)	(2,790,299)	(5,291,655)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(17,412)	(465,580)	(833,889)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(12,548)	(232,578)	(653,840)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(211)	(66,695)	(119,453)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(12,702)	(94,208)	(190,016)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(9,370)	(151,741)	(285,105)
Foreign Currency	Exposures subject to Foreign Exchange	(618)	(15,444)	(30,888)
Total (1)		(151,533)	(3,816,545)	(7,404,846)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Lending Operations	170,641,360	180,935,657	207,002,806	217,116,959
Loans and Discounted Receivables (3)	91,342,000	101,728,224	98,406,599	105,180,156
Financing (4)	35,026,407	38,897,283	64,323,254	71,626,653
Rural, Agricultural and Industrial Financing	6,503,223	5,465,318	6,503,223	5,465,318
Real Estate Financing	37,554,842	34,765,644	37,554,842	34,765,644
Securities Financing	53,128	76,992	53,128	76,992
Lending Operations Related to Assignment	161,760	2,196	161,760	2,196
Leasing Operations	12	38	2,915,480	3,186,724
Advances on Foreign Exchange Contracts (1) (Note 9)	4,931,342	5,151,020	4,931,342	5,151,020
Other Receivables (2) (5)	27,101,130	26,997,719	29,440,600	29,067,924
Total	202,673,844	213,084,434	244,290,228	254,522,627
Current	100,341,899	118,557,248	122,803,572	141,110,975
Long-term	102,331,945	94,527,186	121,486,656	113,411,652

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

(3) ) Includes the amount of R$228,407 in the Consolidated (06/30/2015 - R$484,042 at the Bank and R$924,498 at the Consolidated) contracts objects loans of "hedge" market risk (Note 6.b.V.a) and 30 June 2016, includes the amount of R$587,671 in the Consolidated (06/30/2015 - R$86,393 at the Bank and R$814,526 at the Consolidated), contracts of loan object "hedge" cash flow (Note 6.b.V.b).

(4) In the Bank and Consolidated, included the amount of R$189,781 (06/30/2015 - R$730,662) of financing "hedge" contracts objects of market risk (Note 6.b.V.a), includes the amount of R$25,181,903 (06/30/2015 - R$26,228,142) of financing "hedge" contracts objects cash flow (Note 6.b.V.b.).

(5) In June 30, 2015, in the Bank and Consolidated, includes the amount of R$622,314 of credit "hedge" contracts objects of market risk (Note 6.b.V.a).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first half of 2016, operations were carried out credit assignment without recourse in the amount of R$241,556 (2015 - R$1,146,943) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On June 30, 2016 the present value of the divested operations is R$161,760.

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On June 30, 2015, the present value of the divested operations is R$2,196 (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On June 30, 2016, the present value of the divested operations is R$179,502 (06/30/2015 - R$227,952).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Overdue	7,599,596	6,593,548	8,489,799	7,322,216
Due to:
Up to 3 Months	55,778,035	65,214,855	64,294,474	73,959,020
From 3 to 12 Months	44,563,864	53,342,393	58,509,098	67,151,955
Over 12 Months	94,732,349	87,933,638	112,996,857	106,089,436
Total	202,673,844	213,084,434	244,290,228	254,522,627

c) Lease Portfolio Operations

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Gross Investment in Leasing Operations	13	44	3,488,161	3,767,640
Lease Receivables	7	24	2,324,960	2,442,664
Unrealized Residual Values (1)	6	20	1,163,201	1,324,976
Unearned Income on Lease	(6)	(21)	(2,303,953)	(2,412,187)
Offsetting Residual Values	(6)	(20)	(1,163,201)	(1,324,976)
Leased Assets	69,667	72,552	7,611,613	8,260,536
Accumulated Depreciation	(69,667)	(72,552)	(4,140,355)	(4,451,200)
Excess Depreciation	27,838	29,551	1,741,284	2,112,386
Losses on Unamortized Lease	-	-	225,552	198,863
Advances for Guaranteed Residual Value	(27,827)	(29,516)	(2,546,380)	(2,967,936)
Other Assets	-	-	2,759	3,598
Total of Lease Portfolio at Present Value	12	38	2,915,480	3,186,724

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$1 (06/30/2015 - R$6) Bank and R$572,681 (06/30/2015 - R$580,916) Consolidated.

On June 30, 2016 and 2015, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Overdue	2	11	28,622	40,778
Due to:
Up to 1 Year	11	17	1,647,493	1,794,483
From 1 to 5 Years	-	16	1,802,318	1,927,386
Over 5 Years	-	-	9,728	4,993
Total	13	44	3,488,161	3,767,640

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Overdue	1	9	25,595	36,843
Due to:
Up to 1 Year	11	16	1,539,926	1,678,176
From 1 to 5 Years	-	13	1,345,421	1,468,167
Over 5 Years	-	-	4,538	3,538
Total	12	38	2,915,480	3,186,724

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				06/30/2016	06/30/2015	06/30/2016	06/30/2015
Private Sector				202,576,257	212,958,155	244,180,097	254,395,104
Industry				58,405,191	66,880,655	60,041,554	68,340,386
Commercial				24,404,289	24,935,876	26,912,441	28,221,804
Financial Institutions				2,329,765	2,009,819	2,335,536	2,095,585
Services and Other (1)				33,766,725	37,839,016	36,215,729	40,611,967
Individuals				81,102,077	79,196,271	115,730,476	112,687,477
Credit Cards				18,484,801	17,339,296	18,484,801	17,339,296
Mortgage Loans				26,969,722	24,235,037	26,969,722	24,235,037
Payroll Loans				10,722,053	10,874,195	16,654,331	13,193,156
Financing and Vehicles Lease				2,071,794	2,923,255	28,750,085	32,038,920
Others (2)				22,853,707	23,824,488	24,871,537	25,881,068
Agricultural				2,568,210	2,096,518	2,944,361	2,437,885
Public Sector				97,587	126,279	110,131	127,523
Federal				-	20	-	20
State				62,337	98,883	62,588	99,634
Municipal				35,250	27,376	47,543	27,869
Total				202,673,844	213,084,434	244,290,228	254,522,627

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

On December 2015, Banco Santander conducted a review at the opening of sectors for purposes of this note, which resulted in the reclassification of some items of this information without alteration of the balance. The presentation of this opening for June, 2015 is consistent with the method adopted in the preparation of financial statements of June, 2016.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	78,479,385	-	78,479,385	-	-	-
A	0.5%	72,451,305	-	72,451,305	362,256	268,765	631,021
B	1%	13,189,282	1,339,029	14,528,311	145,283	252,263	397,546
C	3%	9,200,183	2,505,363	11,705,546	351,166	782,513	1,133,679
D	10%	6,197,321	2,592,000	8,789,321	878,932	322,171	1,201,103
E	30%	2,038,096	1,752,496	3,790,592	1,137,178	-	1,137,178
F	50%	1,230,801	1,401,343	2,632,144	1,316,072	-	1,316,072
G	70%	843,911	2,153,496	2,997,407	2,098,185	-	2,098,185
H	100%	2,625,016	4,674,817	7,299,833	7,299,833	-	7,299,833
Total		186,255,300	16,418,544	202,673,844	13,588,905	1,625,712	15,214,617

							Bank
							06/30/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	93,695,371	-	93,695,371	-	-	-
A	0.5%	73,581,798	-	73,581,798	367,909	268,691	636,600
B	1%	11,415,755	1,339,554	12,755,309	127,553	220,074	347,627
C	3%	8,178,576	2,000,164	10,178,740	305,362	410,670	716,032
D	10%	5,568,049	2,430,062	7,998,111	799,811	-	799,811
E	30%	1,390,969	1,303,956	2,694,925	808,478	-	808,478
F	50%	763,328	1,162,324	1,925,652	962,826	-	962,826
G	70%	589,542	956,596	1,546,138	1,082,297	-	1,082,297
H	100%	2,890,561	5,705,041	8,595,602	8,595,602	-	8,595,602
Total		198,073,949	14,897,697	212,971,646	13,049,838	899,435	13,949,273

							Consolidated
							06/30/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	90,413,661	-	90,413,661	-	-	-
A	0.5%	94,700,430	-	94,700,430	473,504	298,769	772,273
B	1%	15,434,048	2,595,380	18,029,428	180,294	252,263	432,557
C	3%	9,958,494	3,655,794	13,614,288	408,429	782,513	1,190,942
D	10%	6,273,623	3,026,424	9,300,047	930,005	322,876	1,252,881
E	30%	2,169,574	1,996,246	4,165,820	1,249,746	-	1,249,746
F	50%	1,325,400	1,612,358	2,937,758	1,468,879	-	1,468,879
G	70%	847,935	2,297,931	3,145,866	2,202,107	-	2,202,107
H	100%	2,630,387	5,346,014	7,976,401	7,976,401	-	7,976,401
Total		223,753,552	20,530,147	244,283,699	14,889,365	1,656,421	16,545,786

							Consolidated
							06/30/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	105,526,562	-	105,526,562	-	-	-
A	0.5%	96,109,992	-	96,109,992	480,550	274,938	755,488
B	1%	13,822,562	2,572,970	16,395,532	163,955	220,074	384,029
C	3%	8,829,302	3,106,783	11,936,085	358,083	410,670	768,753
D	10%	5,666,438	2,826,396	8,492,834	849,283	-	849,283
E	30%	1,430,312	1,512,786	2,943,098	882,929	-	882,929
F	50%	773,622	1,327,368	2,100,990	1,050,495	-	1,050,495
G	70%	598,270	1,096,079	1,694,349	1,186,044	-	1,186,044
H	100%	2,933,966	6,268,868	9,202,834	9,202,834	-	9,202,834
Total		235,691,026	18,711,250	254,402,276	14,174,173	905,682	15,079,855

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current regulatory requirements.

(3) On June 30, 2015, the total loan portfolio includes the amount of R$112,788 Bank and on June 30, 2016, the amount of R$6,529 (06/30/2015 - R$120,351) Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				06/30/2016	06/30/2015	06/30/2016	06/30/2015
Balance at Beginning				15,593,565	13,539,025	16,832,226	14,610,726
Allowances Recognized				4,998,856	5,744,101	5,753,077	6,324,228
Write-offs				(5,377,804)	(5,333,853)	(6,039,517)	(5,855,099)
Balance at End (1)				15,214,617	13,949,273	16,545,786	15,079,855
Current				3,729,001	3,192,786	4,307,136	3,716,233
Long-term				11,485,616	10,756,487	12,238,650	11,363,622
Recoveries Credits (2)				1,310,780	968,104	1,400,909	1,084,853

(1) Includes R$1 (06/30/2015 - R$12) Bank and R$57,657 (06/30/2015 - R$70,273) Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$94,162 (2015 - R$74,251) Bank and R$109,071 (2015 - R$90,445) Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				06/30/2016	06/30/2015	06/30/2016	06/30/2015
Renegotiated Credits				13,309,863	12,714,722	13,385,716	12,775,331
Allowance for Loan Losses				(7,432,223)	(6,958,764)	(7,455,212)	(6,975,710)
Percentage of Coverage on Renegotiated Credits				55.8%	54.7%	55.7%	54.6%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	06/30/2016		06/30/2015
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	5,401,941	1.7%	7,662,042	2.3%
10 Biggest	30,963,147	9.6%	36,859,363	10.9%
20 Biggest	44,933,081	13.9%	53,286,214	15.7%
50 Biggest	69,019,662	21.3%	79,301,931	23.4%
100 Biggest	91,930,660	28.4%	102,299,148	30.2%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			06/30/2016	06/30/2015
Assets
Rights to Foreign Exchange Sold			50,587,255	33,688,055
Exchange Purchased Pending Settlement			25,635,320	27,688,796
Advances in Local Currency			(515,753)	(528,190)
Income Receivable from Advances and Importing Financing (Note 8.a)			76,732	64,624
Currency and Documents Term Foreign Currency			7,253	9,708
Total			75,790,807	60,922,993
Current			73,840,798	59,984,057
Long-term			1,950,009	938,936
Liabilities
Exchange Sold Pending Settlement			44,273,291	33,486,423
Foreign Exchange Purchased			27,190,718	26,657,759
Advances on Foreign Exchange Contracts (Note 8.a)			(4,931,342)	(5,151,020)
Others			57	56
Total			66,532,724	54,993,218
Current			64,948,465	54,197,384
Long-term			1,584,259	795,834
Memorandum Accounts
Open Import Credits			483,205	890,311
Confirmed Export Credits			506,504	457,493

10. Trading Account

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Assets
Financial Assets and Pending Settlement Transactions	3,805,658	783,295	3,806,031	783,375
Clearinghouse Transactions	-	3	1,793	58,270
Debtors Pending Settlement	296	45	294,567	105,713
Stock Exchanges - Guarantee Deposits	151,911	285,162	151,911	285,162
Others (1)	460,050	777,130	460,050	777,133
Total	4,417,915	1,845,635	4,714,352	2,009,653
Current	4,417,915	1,845,632	4,714,352	2,009,650
Long-term	-	3	-	3
Liabilities
Financial Assets and Pending Settlement Transactions	3,153,698	129,576	3,182,135	146,501
Creditors Pending Settlement	4,479	5,327	262,492	158,035
Creditors for Loan of Shares	72,578	111,193	172,840	277,669
Clearinghouse Transactions	-	996	1,424	3,485
Records and Settlement	2,989	2,305	4,120	2,949
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	186	199
Total	3,233,744	249,397	3,624,471	590,112
Current	3,193,317	186,644	3,584,044	527,359
Long-term	40,427	62,753	40,427	62,753

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2015	Recognition	Realization	06/30/2016
Allowance for Loan Losses	11,129,702	2,040,199	(2,507,700)	10,662,201
Reserve for Legal and Administrative Proceedings - Civil	777,079	155,935	(30,556)	902,458
Reserve for Tax Risks and Legal Obligations	1,627,384	136,177	(243,333)	1,520,228
Reserve for Legal and Administrative Proceedings - Labor	875,489	129,271	(139,502)	865,258
Adjustment to Fair Value of Trading Securities and Derivatives (1)	9,913,918	766,384	(5,821,226)	4,859,076
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,486,103	-	(1,941,203)	544,900
Accrual for Pension Plan (2)	874,253	96,241	(27,547)	942,947
Profit Sharing, Bonuses and Personnel Gratuities	373,329	259,269	(381,172)	251,426
Other Temporary Provisions (3)	2,432,406	353,682	-	2,786,088
Total Tax Credits on Temporary Differences	30,489,663	3,937,158	(11,092,239)	23,334,582
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	-	641,213
Balance of Recorded Tax Credits	31,130,876	3,937,158	(11,092,239)	23,975,795
Current	8,063,063			6,731,316
Long-term	23,067,813			17,244,479

				Bank
	12/31/2014	Recognition	Realization	06/30/2015
Allowance for Loan Losses	7,321,677	1,693,339	(1,013,607)	8,001,409
Reserve for Legal and Administrative Proceedings - Civil	721,246	93,242	(19,058)	795,430
Reserve for Tax Risks and Legal Obligations	4,225,376	437,546	(3,264,701)	1,398,221
Reserve for Legal and Administrative Proceedings - Labor	704,246	86,487	(20,744)	769,989
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,583,126	2,890,026	-	4,473,152
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	321,075	154,719	-	475,794
Accrual for Pension Plan (2)	1,300,921	-	(162,517)	1,138,404
Profit Sharing, Bonuses and Personnel Gratuities	268,733	195,372	(230,407)	233,698
Other Temporary Provisions (3)	1,894,287	308,767	-	2,203,054
Total Tax Credits on Temporary Differences	18,340,687	5,859,498	(4,711,034)	19,489,151
Tax Loss Carryforwards	658,417	-	(19,605)	638,812
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	-	641,213
Balance of Recorded Tax Credits	19,640,317	5,859,498	(4,730,639)	20,769,176
Current	5,708,490			6,426,849
Long-term	13,931,827			14,342,327

				Consolidated
	12/31/2015	Recognition	Realization	06/30/2016
Allowance for Loan Losses	12,013,011	2,400,971	(2,654,637)	11,759,345
Reserve for Legal and Administrative Proceedings - Civil	847,544	164,317	(39,730)	972,131
Reserve for Tax Risks and Legal Obligations	2,500,587	209,300	(253,570)	2,456,317
Reserve for Legal and Administrative Proceedings - Labor	909,010	137,005	(141,720)	904,295
Adjustment to Fair Value of Trading Securities and Derivatives (1)	10,006,970	794,670	(5,910,446)	4,891,194
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,609,682	-	(2,050,117)	559,565
Accrual for Pension Plan (2)	874,347	96,241	(27,641)	942,947
Profit Sharing, Bonuses and Personnel Gratuities	399,358	275,770	(408,816)	266,312
Other Temporary Provisions (3)	2,635,520	391,269	(115,665)	2,911,124
Total Tax Credits on Temporary Differences	32,796,029	4,469,543	(11,602,342)	25,663,230
Tax Loss Carryforwards	537,037	16,208	(171,228)	382,017
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	655,359
Balance of Recorded Tax Credits	33,988,425	4,485,751	(11,773,570)	26,700,606
Current	8,786,456			7,491,378
Long-term	25,201,969			19,209,228

						Consolidated
			Acquisition/
		12/31/2014	Merger (4)	Recognition	Realization	06/30/2015
Allowance for Loan Losses		8,029,815	1,758	1,943,725	(1,223,961)	8,751,337
Reserve for Legal and Administrative Proceedings - Civil		786,921	-	99,805	(26,560)	860,166
Reserve for Tax Risks and Legal Obligations		4,974,728	-	483,621	(3,283,834)	2,174,515
Reserve for Legal and Administrative Proceedings - Labor		731,247	-	93,408	(23,341)	801,314
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,583,691	-	2,984,458	(7,291)	4,560,858
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		359,008	9	156,087	(1,694)	513,410
Accrual for Pension Plan (2)		1,310,410	-	-	(165,422)	1,144,988
Profit Sharing, Bonuses and Personnel Gratuities		288,939	-	208,609	(245,769)	251,779
Other Temporary Provisions (3)		2,024,410	-	453,809	(3,633)	2,474,586
Total Tax Credits on Temporary Differences		20,089,169	1,767	6,423,522	(4,981,505)	21,532,953
Tax Loss Carryforwards		1,227,845	-	30,123	(137,938)	1,120,030
Social Contribution Tax - Executive Act 2,158/2001		655,359	-	-	-	655,359
Balance of Recorded Tax Credits		21,972,373	1,767	6,453,645	(5,119,443)	23,308,342
Current		6,324,664				7,195,312
Long-term		15,647,709				16,113,030

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature and escrow deposits.

(4) Acquisition and merger of companies (Note 15).

Banco Santander has tax credits not activated in the amount of R$697,330 (06/30/2015 - R$131,609) and R$866,899 (06/30/2015 - R$270,476) Consolidated.

As established by CMN Resolution 3,059 /2002 , with the changes introduced by CMN Resolution 4,441 /2015 , Santander Brasil presented the reasons and rationales to support the accounting of deferred tax assets on its financial statements. On February 22, 2016 , the request for maintenance and the procedures for registration of the Bank's tax credit was approved by the Bacen.

b) Expected Realization of Recorded Tax Credits

						Bank
						06/30/2016
				Temporary Differences		Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2016		1,920,274	1,526,650	107,707	61,494	3,616,125
2017		3,370,553	2,675,991	127,275	56,564	6,230,383
2018		2,652,951	1,935,723	68,151	376,603	5,033,428
2019		3,836,099	2,326,359	75,642	-	6,238,100
2020		513,312	339,278	56,795	146,552	1,055,937
2021 to 2023		725,090	473,127	98,568	-	1,296,785
2024 to 2025		257,771	184,149	7,438	-	449,358
2026		34,505	21,174	-	-	55,679
Total		13,310,555	9,482,451	541,576	641,213	23,975,795

						Consolidated
						06/30/2016
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2016	2,079,628	1,652,948	108,522	90,524	70,481	4,002,103
2017	3,738,964	2,972,331	128,903	76,629	61,723	6,978,550
2018	3,275,656	2,406,741	69,052	26,461	376,603	6,154,513
2019	3,955,922	2,403,200	75,816	65,937	-	6,500,875
2020	541,564	354,932	56,968	32,018	146,552	1,132,034
2021 to 2023	742,702	482,699	99,081	74,483	-	1,398,965
2024 to 2025	265,534	188,694	7,694	10,838	-	472,760
2026	34,505	21,174	-	5,127	-	60,806
Total	14,634,475	10,482,719	546,036	382,017	655,359	26,700,606

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$19,875,197 (06/30/2015 - R$17,532,229) Bank and R$22,194,031 (06/30/2015 - R$19,710,117) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

		Bank		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Notes and Credits Receivable (Note 8.a)
Credit Cards	14,133,412	13,009,296	14,180,127	13,009,296
Receivables (1)	12,656,901	13,669,153	14,949,142	15,737,637
Rural Product (CPR)	109,905	165,253	109,905	165,253
Escrow Deposits for
Tax Claims	4,761,485	3,448,245	6,866,109	5,337,389
Labor Claims	1,679,444	1,607,993	1,737,338	1,654,751
Others	980,270	920,404	1,136,588	1,254,319
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	730,572	681,390	819,518	766,900
Recoverable Taxes	1,935,018	1,819,279	2,451,841	2,708,075
Receivables - Buyer Services	11,671,737	9,576,843	11,671,737	9,576,843
Reimbursable Payments	137,221	178,113	151,034	184,823
Salary Advances/Others	180,227	161,765	228,717	193,087
Debtors for Purchase of Assets (Note 8.a)	75,789	63,243	76,303	64,964
Receivable from Affiliates (Note 26.e)	819,847	680,135	816,015	849,562
Others	1,072,432	1,598,056	1,892,140	2,015,917
Total	50,944,260	47,579,168	57,086,514	53,518,816
Current	35,738,849	33,927,891	38,463,812	36,597,522
Long-term	15,205,411	13,651,277	18,622,702	16,921,294

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15), whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31. On March 23, 2015, Santander Participações S.A. (Santander Participações) sold its entire stake in Santos Energy Participações S.A. (Santos Energia) to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date, Santander Participações sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000. On June 30, 2016, the total of non-current assets held for sale is R$488,583 (06/30/2015 - R$183,045) and the values of liabilities directly associated with non-current assets held for sale are R$1,197 (06/30/2015 - R$1,197).

14. Dependence Information and Foreign Subsidiary

Branch:

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. Its operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Assets	73,929,247	89,265,676	2,941,471	3,507,501
Current and Long-term Assets	73,929,237	89,265,652	2,941,245	3,506,855
Cash	357,498	272,075	411,767	1,059,916
Interbank Investments	12,290,546	22,409,131	956,178	-
Securities and Derivatives Financial Instruments	33,929,035	32,625,287	8,429	554,495
Lending Operations (1)	21,194,414	29,381,682	1,563,030	1,661,697
Foreign Exchange Portfolio	5,060,236	2,743,749	-	-
Others	1,097,508	1,833,728	1,841	230,747
Permanent Assets	10	24	226	646
Liabilities	73,929,247	89,265,676	2,941,471	3,507,501
Current and Long-term Liabilities	39,661,489	51,364,696	217,204	783,368
Deposits and Money Market Funding	6,816,587	13,643,074	-	-
Funds from Acceptance and Issuance of Securities (3)	4,946,946	11,807,638	-	-
Borrowings (2)	19,533,916	20,550,265	-	-
Foreign Exchange Portfolio	5,504,407	2,619,523	-	-
Others	2,859,633	2,744,196	217,204	783,368
Deferred Income	266	904	17,197	16,616
Stockholders' Equity	34,267,492	37,900,076	2,707,070	2,707,517

	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Result	253,251	398,535	(66,008)	26,747

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3) The variation mainly refers to liquidations of eurobonds during the first quarter 2016.

15. Investments in Affiliates and Subsidiaries

					06/30/2016
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) (13)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A. (Current Corporate Name of Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)) (8) (14)	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (18)	Other Activities	1,324	-	96.58%	96.58%
Santander Participações	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (16)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap) (11)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq) (19)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (5)	Securitization	-	-	100.00%	100.00%

					06/30/2016
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Aymoré CFI (4)
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (4)	Other Activities	40,000	-	-	100.00%
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado) (17)	Bank	210,000	-	-	60.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence (3)	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (2)
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
Controlled by Getnet S.A (7)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (9)	Other Activities	105,259	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort) (15)	Other Activities	100,365	-	-	100.00%
Controlled by Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado) (17)
BPV Promotoda de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (10)	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value		Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2016	06/30/2016	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Controlled by Banco Santander
Santander Leasing (13)	5,732,222	176,708	4,504,039	4,163,721	138,847	215,875
Santander Brasil Consórcio	116,473	10,657	116,473	156,665	10,657	9,750
Banco Bandepe	3,039,240	106,608	3,039,240	3,094,866	106,608	131,610
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (8)(14)	1,330,658	(20,733)	530,812	-	(8,271)	-
Aymoré CFI	1,492,761	78,654	1,492,761	1,512,782	78,637	265,918
CFI RCI Brasil (14)	-	-	-	532,382	-	43,148
Santander Securities Services Brasil DTVM S.A. (6)	-	-	-	934,136	-	64,475
Santander CCVM	497,568	11,646	497,568	423,373	11,646	40,362
Santander Microcrédito	19,015	181	19,015	22,752	181	641
Santander Brasil Advisory (18)	14,990	511	14,477	13,831	493	872
Santander Participações	1,393,163	(5,584)	1,393,163	1,703,201	(5,584)	(132,410)
Getnet S.A. (7)	1,364,845	100,705	1,203,030	1,150,339	97,295	56,260
Sancap (11)	327,604	53,698	327,604	345,058	53,698	33,368
Santander Serviços	683,710	78,585	410,754	330,028	46,764	(18,654)
Mantiq (19)	6,141	3,277	6,141	6,004	3,277	1,630
Santander Brasil EFC	2,707,070	(66,008)	2,707,070	2,707,517	(66,008)	26,747
Controlled by Aymoré CFI (4)
Super Pagamentos (4)	24,920	(5,025)	-	-	-	-
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado) (17)	603,648	(8,781)	-	-	-	-
Controlled by Sancap
Santander Capitalização	104,902	48,856	-	-	-	-
Evidence (3)	277,925	58,873	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	21,650	(326)	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value		Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2016	06/30/2016	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Controlled by Webmotors S.A. (2)
Virtual Motors	257	(443)	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	75,059	3,731	10,235	10,192	509	191
Norchem Participações	49,145	1,814	24,572	22,601	907	912
EBP (1)	56,009	(2,357)	6,223	6,570	(473)	(1,671)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2)	259,362	16,328	-	-	-	-
TecBan	398,456	20,810	-	-	-	-
Controlled by Getnet S.A. (7)
Auttar HUT	11,304	811	-	-	-	-
Integry Tecnologia	(286)	(189)	-	-	-	-
Toque Fale	2,068	1,097	-	-	-	-
Controlled by TecBan
Tbnet (9)	56,976	(24,533)	-	-	-	-
Controlled by Tebnet
Tbforte (15)	53,884	(24,877)	-	-	-	-
Controlled by Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado) (17)
BPV Promotoda de Vendas e Cobrança Ltda.	6,874	(3,379)	-	-	-	-
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (10)	13,608	3,576	-	-	-	-
Affiliate
Norchem Holdings	92,752	3,082	20,174	18,704	670	702
Others	-	-	234	255	16,548	(4)
Total Bank			16,323,585	17,154,977	486,401	739,722
Affiliate
Norchem Holdings			20,174	18,704	670	702
Others (12)			124,820	255	-	144
Total Consolidated			144,994	18,959	670	846

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) On January, 29th, 2015 was approved by Susep the transfer of Fund Portfolio Guarantee Benefit (FPGB) of Zurich Santander Brasil Seguros e Previdência S.A. to Evidence. On February, 2nd, 2015 the assets and reserves of the said Portfolio were transferred to be managed by Evidence (Note 22). At the Extraordinary Shareholders' Meeting held on December, 23rd, 2015 was approved the increase in share capital by Sancap in the amount of R$65,000 from the current R$185,000 to R$250,000 through the issue of 3,653,145,728 new shares, from 8,938,026,072 stocks to 12,591,171,800 all common shares with no par value.

(4) On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016 (Note 37.c).

(5)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

(6) Investment sold in August, 2015 (Note 37.d).

(7) The participation held by Getnet S.A. at Pos Móvil was dissolved because the end of its duration term, as published note in the Diário Oficial De La Republica de Chile on August, 21, 2015, and in June 2016 the interest held in Brazil S.A iZetlle was sold.

(8) At the ESM held on July, 21st, 2015 was approved the Company's transformation into a Multiple Bank, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October, 28th, 2015.

(9) In Partnership Meeting held on October, 5th, 2015 was approved the increase in the share capital in the amount of R$26,231 from the current R$11,156 to R$37,387 through the issue of 26,231 thousand of quotes, in the nominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country. In Partnership Meeting held on the first semester of 2016 was approved the increase in the share capital in the amount of R$67,872 from the current R$30,387 to R$105,259 through the issue of 67,872 thousand of quotes, in the nominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country.

(10) In Partnership Meeting held on October August, 6th, 2015 was approved the change of company name of BSI Informática Ltda. to Bonsucesso Tecnologia Ltda.

(11) The EGM of December 23, 2015 was approved an increase in capital of R$65,000 and the capital from the current R$135,089 to R$200,089, through the issuance of 1,477,036,526 new common shares, from 11,251,174,951 shares to 12,728,211,477 common shares, the new shares were fully subscribed and paid in local currency by the Banco Santander.

(12) On 2016, includes the net value of the goodwill of R$28,861 refered to the conclusion of the Purchase Price Allocation (PPA) on the acquisition of Bonsucesso by Aymoré CFI and R$95,703 refered to the goodwill on the acquisition of the shares representing the remaining 50% of the voting share capital of Super Pagamentos (Note 37.c).

13) The Banco Santander repurchased 1,639 minority shares as the sale agreement of purchase and sale shares on March, 2016.

(14) The EGM of January 29, 2016 approved the merger of RCI Brasil pelo Banco RCI Brasil S.A., under "Private Instrument of Protocol and Justification of Merger of Companhia de Crédito, Financiamento e Investimento RCI Brasil pelo Banco RCI Brasil S.A." celebrated on the same date. The merger resulted in the increase of the capital of Banco RCI Brasil S.A. in the amount of R$537,073 through the issuance of 160 thousand new registered shares (39 thousand common shares and 121 thousand preferred shares), increasing the capital of R$448,152 to R$985,225. The 243 thousand shares of capital stock of the Banco RCI Brasil S.A. held by RCI Brasil and the new shares issued attributed to its current shareholders in proportion to their current share. With this process the interest previously held by RCI Brasil went to Banco Santander.

(15) At a Shareholders Meeting held on the first semester of 2016, was approved the capital increase in the amount of R$92,548, from the current R$7,817 to R$100,365, with the issuance of 92,548 thousand new shares with a nominal value of R$1,00 (one Real) each, whose increase was paid on the same date in the currency of the country.

(16) In May, 2016, was approved by Bacen the authorization process to operation of the Company as a payment institution.

(17) At the EGM of March 3, 2016 was approved the change of name to Banco Olé Bonsucesso Consignado S.A. , the change process has been approved by the Bacen on June 1, 2016 .

(18) Banco Santander repurchased 767 minority shares as Purchase and Sale Agreement in April 2016.

(19) On July 14, 2016, was completed the sale transaction of 100% of the shares representing the capital stock of Mantiq by Banco Santander and the Santander Participações to Angra Ventures Participações Ltda .

16. Fixed Assets

				Bank
			06/30/2016	06/30/2015
	Cost	Depreciation	Net	Net
Real Estate	2,549,647	(622,812)	1,926,835	1,989,426
Land	663,757	-	663,757	664,434
Buildings	1,885,890	(622,812)	1,263,078	1,324,992
Others Fixed Assets	10,845,935	(6,506,022)	4,339,913	4,282,593
Installations, Furniture and Equipment	2,896,846	(1,447,991)	1,448,855	1,323,185
Data Processing Equipment	3,244,551	(2,359,048)	885,503	767,824
Leasehold Improvements	3,656,624	(2,010,878)	1,645,746	1,580,681
Security and Communication Equipment	720,660	(425,003)	295,657	235,209
Others	327,254	(263,102)	64,152	375,694
Total	13,395,582	(7,128,834)	6,266,748	6,272,019

				Consolidated
			06/30/2016	06/30/2015
	Cost	Depreciation	Net	Net
Real Estate	2,656,793	(633,499)	2,023,294	2,089,667
Land	697,047	-	697,047	697,725
Buildings	1,959,746	(633,499)	1,326,247	1,391,942
Others Fixed Assets	12,054,483	(7,252,473)	4,802,010	4,617,741
Installations, Furniture and Equipment	3,073,984	(1,509,291)	1,564,693	1,425,086
Data Processing Equipment	3,570,259	(2,524,968)	1,045,291	887,584
Leasehold Improvements	3,720,659	(2,046,428)	1,674,231	1,606,756
Security and Communication Equipment	1,327,871	(902,957)	424,914	267,309
Others	361,710	(268,829)	92,881	431,006
Total	14,711,276	(7,885,972)	6,825,304	6,707,408

17. Intangibles

				Bank
			06/30/2016	06/30/2015
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(23,940,665)	2,179,372	3,801,762
Other Intangible Assets	7,728,064	(5,129,564)	2,598,500	2,056,758
Acquisition and Development of Software (2)	5,205,562	(3,624,645)	1,580,917	1,420,833
Exclusivity Contracts for Provision of Banking Services (2)	2,375,433	(1,427,809)	947,624	544,320
Others	147,069	(77,110)	69,959	91,605
Total	33,848,101	(29,070,229)	4,777,872	5,858,520

				Consolidated
			06/30/2016	06/30/2015
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,475,274	(24,404,085)	3,071,189	5,066,871
Other Intangible Assets	8,207,413	(5,410,814)	2,796,599	2,209,065
Acquisition and Development of Software (2)	5,665,151	(3,894,333)	1,770,818	1,562,728
Exclusivity Contracts for Provision of Banking Services (2)	2,375,433	(1,427,809)	947,624	544,320
Others	166,829	(88,672)	78,157	102,017
Total	35,682,687	(29,814,899)	5,867,788	7,275,936

(1) Includes R$756,004 (06/30/2015 - R$1,054,273) from goodwill determined by Getnet S. A. at the acquisition of all the shares issued by Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. in July 31, 2014.

(2) In 2015, in the Bank and Consolidated, includes impairment losses (Note 32).

The goodwill is subject to impairment test at least once a year or shorter period, if any indication of impairment and was allocated according to the operation segment.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows, as shown in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed anually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

The base date of the impairment test is December 31, 2015, since the end of each reportable period or whenever there is any indication of impairment loss, goodwill is tested for impairment (test recoverability).

			Commercial Bank
					12/31/2015
Main Assumptions:
Basis of Valuation						Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)						5 Years
Growth Rate						7.5%
Discount Rate (2)						15.2%

Based on the assumptions described above, was not identified any impairment of goodwill.

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.11%.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					06/30/2016	06/30/2015
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,947,783	-	-	-	14,947,783	14,928,055
Savings Deposits	34,516,967	-	-	-	34,516,967	36,595,391
Interbank Deposits	-	24,461,396	44,297,952	2,117,198	70,876,546	25,876,986
Time Deposits (1)	97,318	23,119,452	15,435,840	44,748,830	83,401,440	89,636,078
Total	49,562,068	47,580,848	59,733,792	46,866,028	203,742,736	167,036,510
Current					156,876,708	114,114,117
Long-term					46,866,028	52,922,393

						Consolidated
					06/30/2016	06/30/2015
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,916,777	-	-	-	14,916,777	14,842,319
Savings Deposits	34,516,967	-	-	-	34,516,967	36,595,391
Interbank Deposits	-	1,669,333	924,764	7,203	2,601,300	3,008,140
Time Deposits (1)	97,318	23,117,881	15,329,133	43,968,318	82,512,650	89,341,606
Total	49,531,062	24,787,214	16,253,897	43,975,521	134,547,694	143,787,456
Current					90,572,173	91,383,623
Long-term					43,975,521	52,403,833

(1) On June 30, 2016, includes R$43,427,383 of Certificates of Bank Deposit - CDB of hedge objects cash flow hedges (Note 6.b.V.b).

b) Money Market Funding

						Bank
					06/30/2016	06/30/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		76,220,193	27,088,095	23,703,068	127,011,356	124,648,282
Government Securities		64,502,213	31,717	-	64,533,930	62,079,761
Others		11,717,980	27,056,378	23,703,068	62,477,426	62,568,521
Third Parties		20,437,515	-	-	20,437,515	14,299,986
Linked to Trading Portfolio Operations		-	4,605,929	21,385,995	25,991,924	15,773,830
Total		96,657,708	31,694,024	45,089,063	173,440,795	154,722,098
Current					128,351,732	104,200,690
Long-term					45,089,063	50,521,408

					Consolidated
				06/30/2016	06/30/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	69,725,853	26,913,302	23,703,068	120,342,223	104,144,543
Government Securities	58,007,873	31,717	-	58,039,590	46,999,172
Debt Securities in Issue	5,840,403	26,441,886	23,570,801	55,853,090	54,068,495
Others	5,877,577	439,699	132,267	6,449,543	3,076,876
Third Parties	6,424,380	-	-	6,424,380	6,299,994
Linked to Trading Portfolio Operations	-	4,605,929	21,385,995	25,991,924	15,773,830
Total	76,150,233	31,519,231	45,089,063	152,758,527	126,218,367
Current				107,669,464	76,642,164
Long-term				45,089,063	49,576,203

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2016	06/30/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	9,324,065	40,978,205	39,045,330	89,347,600	73,776,964
Real Estate Credit Notes - LCI (1)	6,922,746	14,899,622	1,061,951	22,884,319	24,478,211
Agribusiness Credit Notes - LCA (2)	960,528	3,975,112	461,516	5,397,156	2,103,131
Treasury Bills (3)	1,440,791	22,103,471	37,521,863	61,066,125	47,195,622
Securities Issued Abroad	455,178	5,077,385	199,708	5,732,271	11,909,680
Eurobonds	455,178	5,077,385	199,708	5,732,271	11,909,680
Funding by Structured Operations Certificates	368,018	591,111	21,296	980,425	469,835
Total	10,147,261	46,646,701	39,266,334	96,060,296	86,156,479
Current				56,793,962	43,386,039
Long-term				39,266,334	42,770,440

					Consolidated
				06/30/2016	06/30/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	339,990	160,959	422,263	923,212	987,653
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	9,389,395	42,569,769	40,651,662	92,610,826	77,129,230
Real Estate Credit Notes - LCI (1)	6,922,746	14,899,622	1,061,951	22,884,319	24,480,636
Agribusiness Credit Notes - LCA (2)	960,528	3,975,112	461,516	5,397,156	2,103,131
Treasury Bills (3)	1,506,121	23,695,035	39,128,195	64,329,351	50,545,463
Securities Issued Abroad	455,178	5,077,385	199,708	5,732,271	11,909,680
Eurobonds	455,178	5,077,385	199,708	5,732,271	11,909,680
Funding by Structured Operations Certificates	368,018	591,111	21,296	980,425	469,835
Total	10,552,581	48,399,224	41,294,929	100,246,734	90,496,398
Current				58,951,805	45,540,898
Long-term				41,294,929	44,955,500

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On June 30, 2016, has maturities between 2016 to 2020 (06/30/2015 - maturities between 2015 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 98.0% of CDI. On June 30, 2016, has maturities between 2016 to 2018 (06/30/2015 - maturities between 2015 to 2016).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2016, has maturities between 2016 to 2025 (06/30/2015 - maturities between 2015 to 2025).

					Bank/Consolidated
					06/30/2016	06/30/2015
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	4,079,615	4,018,232
Eurobonds (1)	September-14	September-16	JPY	1.8%	34,452	27,640
Eurobonds	December-15	July-16	US$	2.7%	162,336	-
Eurobonds	June-16	June-17	US$	1.0%	463,465	-
Eurobonds	April-16	October-16	US$	1.0%	112,746	-
Eurobonds	April-16	April-17	US$	1.0%	108,205	-
Eurobonds	January and June-11	January-16	US$	4.3%	-	2,632,420
Eurobonds (1)	March and May-13	March-16	R$	8.0%	-	1,257,319
Eurobonds (1)	April-12	April-16	CHF	3.3%	-	502,003
Eurobonds (1)	April-12	April-16	CLP	4.6%	-	114,452
Eurobonds	April-15	July-15	US$	0.7%	-	261,226
Eurobonds	April-15	October-15	US$	1.1%	-	624,324
Eurobonds	May-15	November-15	US$	1.1%	-	535,197
Eurobonds	May-15	December-15	US$	1.1%	-	159,926
Eurobonds	June-15	December-15	US$	1.1%	-	469,038
Eurobonds	June-15	January-16	US$	1.1%	-	137,152
Others					771,452	1,170,751
Total					5,732,271	11,909,680

(1) On June 30, 2015, includes R$1,873,774 in cash flow hedge operations, being R$502,003 indexed on foreign currency - Swiss Franc, R$114,452 in Chilean Peso and of R$1,257,319 indexed in Real (Note 6.b.V.b); and June 30, 2016, amount of R$34,452 (06/30/2015 - R$27,640) for market risk hedge operations indexed to foreing currency - YEN (Note 6.b.V.a).

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			06/30/2016	06/30/2015	06/30/2016	06/30/2015
Time Deposits (1)			2,116,883	5,813,793	2,065,332	5,800,722
Savings Deposits			1,346,283	1,326,028	1,346,283	1,326,028
Interbank Deposits			4,266,315	1,231,684	203,438	181,055
Money Market Funding			12,117,146	8,876,728	10,901,093	6,989,676
Upgrade and Provisions Interest and Pension Plans and Capitalization			-	-	63,741	58,078
Others (2)			11,470,323	5,331,632	11,777,872	5,605,637
Total			31,316,950	22,579,865	26,357,759	19,961,196

(1) In the Bank and Consolidate, includes the record of interest in the amount of R$252,486 (2015 - R$144,264) related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

						Bank
					06/30/2016	06/30/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Domestic Borrowings		2,167	-	-	2,167	12,012
Foreign Borrowings		8,939,662	15,853,312	3,740,601	28,533,575	29,477,570
Import and Export Financing Lines (1)		7,672,362	15,853,312	3,740,601	27,266,275	28,344,735
Other Credit Lines		1,267,300	-	-	1,267,300	1,132,835
Domestic Onlendings		1,377,568	3,275,317	11,281,036	15,933,921	15,737,037
Total		10,319,397	19,128,629	15,021,637	44,469,663	45,226,619
Current					29,448,026	32,182,870
Long-term					15,021,637	13,043,749

					Consolidated
				06/30/2016	06/30/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	5,997	33,910	27,008	66,915	89,033
Foreign Borrowings	7,983,835	15,853,490	3,740,601	27,577,926	29,477,743
Import and Export Financing Lines (1)	7,672,362	15,853,490	3,740,601	27,266,453	28,344,908
Other Credit Lines	311,473	-	-	311,473	1,132,835
Domestic Onlendings	1,377,568	3,275,317	11,281,036	15,933,921	15,737,037
Total	9,367,400	19,162,717	15,048,645	43,578,762	45,303,813
Current				28,530,117	32,260,064
Long-term				15,048,645	13,043,749

(1) Includes the amount of R$1,810,233 (06/30/2015 - R$1,357,587 ), object obligations hedge market risk (Note 6.b.V.a ).

Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (06/30/2015 - through 2019) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 55.9% p.a. (06/30/2015 - 0.4% p.a. to 24.8% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		06/30/2016	06/30/2015	06/30/2016	06/30/2015
Provision for Tax Risks and Legal Obligations (Note 23.b)		4,560,487	4,515,560	7,145,975	7,461,484
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		726,325	677,006	815,271	762,516
Deferred Tax Liabilities		1,474,127	1,132,690	1,972,765	1,705,033
Provision for Taxes and Contributions on Income		923,146	53,171	1,201,486	237,919
Taxes Payable		640,092	512,011	727,084	608,984
Total		8,324,177	6,890,438	11,862,581	10,775,936
Current		2,222,749	1,201,740	2,785,583	1,758,853
Long-term		6,101,428	5,688,698	9,076,998	9,017,083

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2015	Recognition	Realization	06/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,137	-	(37,560)	961,577
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		61,270	443,746	-	505,016
Excess Depreciation of Leased Assets		7,188	-	(229)	6,959
Others		25,364	-	(24,789)	575
Total		1,092,959	443,746	(62,578)	1,474,127

					Bank
			12/31/2014	Realization	06/30/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)			900,251	-	900,251
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			263,742	(41,431)	222,311
Excess Depreciation of Leased Assets			7,864	(477)	7,387
Others			18,447	(15,706)	2,741
Total			1,190,304	(57,614)	1,132,690

				Consolidated
	12/31/2015	Recognition	Realization	06/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,057,929	17,878	(88,597)	987,210
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	65,740	472,703	(1)	538,442
Excess Depreciation of Leased Assets	485,278	-	(49,976)	435,302
Others	33,872	5,046	(27,107)	11,811
Total	1,642,819	495,627	(165,681)	1,972,765

				Consolidated
	12/31/2014	Recognition	Realization	06/30/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)	925,433	9,911	(1,002)	934,342
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	267,350	11,968	(41,881)	237,437
Excess Depreciation of Leased Assets	588,035	-	(59,957)	528,078
Others	21,598	2,044	(18,466)	5,176
Total	1,802,416	23,923	(121,306)	1,705,033

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				06/30/2016
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2016	134,345	106,455	25,939	266,739
2017	205,752	162,652	39,643	408,047
2018	142,814	112,396	27,406	282,616
2019	141,655	84,297	27,406	253,358
2020	77,894	46,737	15,195	139,826
2021 to 2023	45,882	27,529	8,950	82,361
2024 to 2025	22,941	13,764	4,475	41,180
Total	771,283	553,830	149,014	1,474,127

				Consolidated
				06/30/2016
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2016	228,751	111,232	26,278	366,261
2017	289,619	167,722	40,319	497,660
2018	203,183	116,689	27,895	347,767
2019	200,847	86,892	27,705	315,444
2020	135,584	48,474	15,493	199,551
2021 to 2023	160,306	30,407	9,845	200,558
2024 to 2025	25,398	15,203	4,923	45,524
Total	1,243,688	576,619	152,458	1,972,765

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

					Bank/Consolidated
					06/30/2016	06/30/2015
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	$ 1.500	105.0% CDI	4,492,929	3,912,212
Subordinated Deposit Certificates	October-06	September-16	$850	104.5% CDI	2,426,209	2,114,010
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	$447	104.5% CDI	1,317,044	1,147,570
Subordinated Deposit Certificates	May-08	May-15 to May-18	$283	CDI (2)	91,362	106,047
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	$268	IPCA (3)	347,353	266,610
Total					8,674,897	7,546,449
Current					8,227,285	-
Long Term					447,612	7,546,449

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

					Bank/Consolidated
					06/30/2016	06/30/2015
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	$ 3.000	7.375%	4,064,716	3,928,066
Tier II (2)	January - 14	January - 24	$ 3.000	6.000%	4,123,484	3,985,769
Total					8,188,200	7,913,835
Current					178,385	171,529
Long-term					8,009,815	7,742,306

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			06/30/2016	06/30/2015	06/30/2016	06/30/2015
Provision Technical for Pension and Capitalization Operations			-	-	1,641,529	1,612,397
Payables for Credit Cards			20,213,624	17,467,775	20,213,628	17,467,782
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			4,381,819	3,894,049	4,648,003	4,137,626
Employee Benefit Plans (Note 35)			2,775,353	3,474,874	2,775,353	3,490,540
Payables for Acquisition of Assets and Rights			22,393	191,045	22,393	191,045
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			4,247	4,384	4,247	4,384
Accrued Liabilities
Personnel Expenses			1,357,598	1,401,108	1,489,073	1,524,566
Administrative Expenses			251,563	356,391	300,262	385,822
Others Payments			48,816	149,296	134,324	228,476
Creditors for Unreleased Funds			487,824	885,048	487,824	885,048
Provision of Payment Services			324,933	256,389	324,933	256,389
Suppliers			352,254	216,444	878,691	695,383
Others (1)			3,345,117	2,346,110	5,909,281	4,713,623
Total			33,565,541	30,642,913	38,829,541	35,593,081
Current			28,205,203	22,753,463	32,823,123	26,950,069
Long-term			5,360,338	7,889,450	6,006,418	8,643,012

(1) At the consolidated, includes the obligation concerning the transfer of the FGB's Portfolio from Zurich Santander Brasil Seguros e Previdência S.A. for Evidence, the assets and reserves of that portfolio now being managed by Evidence from February 2, 2015 (Note 15).

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on June 30, 2016 and 2015, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			06/30/2016	06/30/2015	06/30/2016	06/30/2015
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,560,487	4,515,560	7,145,975	7,461,484
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			4,381,819	3,894,049	4,648,003	4,137,626
Labor			2,373,519	2,122,250	2,470,617	2,204,101
Civil			2,008,300	1,771,799	2,177,386	1,933,525
Total			8,942,306	8,409,609	11,793,978	11,599,110

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			06/30/2016			06/30/2015
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,475,644	2,422,387	1,838,658	11,383,052	1,914,476	1,612,518
Recognition Net of Reversal (1) (2)	90,139	363,867	352,750	(7,314,470)	542,386	395,649
Inflation Adjustment	201,979	143,620	84,150	463,481	124,083	76,290
Write-offs Due to Payment	(207,275)	(551,295)	(267,258)	(4,772)	(521,200)	(312,658)
Others	-	(5,060)	-	(11,731)	62,505	-
Balance at End	4,560,487	2,373,519	2,008,300	4,515,560	2,122,250	1,771,799
Escrow Deposits - Other Receivables	1,984,854	329,075	382,145	1,011,715	331,826	356,455
Escrow Deposits - Securities	32,686	6,262	10,204	45,681	9,395	6,871
Total Escrow Deposits	2,017,540	335,337	392,349	1,057,396	341,221	363,326

						Consolidated
			01/01 to			01/01 to
			06/30/2016			06/30/2015
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,973,763	2,505,553	2,008,716	14,205,897	1,984,590	1,776,857
Recognition Net of Reversal (1) (2)	84,413	395,207	411,966	(7,169,204)	564,367	453,734
Inflation Adjustment	293,222	149,276	94,012	575,183	129,492	85,751
Write-offs Due to Payment	(208,009)	(574,155)	(339,142)	(140,383)	(537,681)	(382,818)
Acquisitions/Merger/Reclassi- fication of Societary Equity	-	-	-	1,722	467	1
Others	2,586	(5,264)	1,834	(11,731)	62,866	-
Balance at End	7,145,975	2,470,617	2,177,386	7,461,484	2,204,101	1,933,525
Escrow Deposits - Other Receivables	3,378,839	335,768	388,743	2,376,962	336,646	361,864
Escrow Deposits - Securities	33,991	6,262	10,226	46,946	9,395	6,890
Total Escrow Deposits	3,412,830	342,030	398,969	2,423,908	346,041	368,754

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2015, includes the effects of the reversal of the provision for Cofins (Note 23.e).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,599,005 Bank and R$3,163,558 Consolidated (06/30/2015 - R$1,460,572 Bank and R$2,890,312 Consolidated): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On Agust 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. In 2015, based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

Increase in CSLL Tax Rate - R$331,439 Bank and R$909,094 Consolidated (06/30/2015 - R$605,615 Bank and R$1,593,838 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$0 Bank and R$53,246 Consolidated (06/30/2015 - R$0 Bank and R$51,277 Consolidated): its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$809,450 Bank and R$826,356 Consolidated (06/30/2015 - R$775,507 Bank and R$803,941 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$318,325 Bank and R$337,844 Consolidated (06/30/2015 - R$480,791 Bank and R$499,819 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$673,698 Bank and Consolidated (06/30/2015 - R$641,582 Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on June 30, 2016 amounting R$1,349 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$14,471 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2016 the amount related to this challenge is approximately R$746 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2016 the amounts related to these proceedings totaled approximately R$2,843 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of June, 30, 2016 the amount related to this proceeding is approximately R$270 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On June 30, 2016, the figure was R$1,211 million.

Goodwill Amortization of Banco Sudameris - The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On June 30, 2016, the figure was R$542 million.

The labor claims with classification of possible loss totaled R$93 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$1,941 million, the main processes as follows:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage and still not handed down.

Lawsuit Arising out of a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$726,325, R$718 and R$3,529 (06/30/2015 - R$677,006, R$1,088 and R$3,296) Bank and R$815,271, R$718 and R$3,529 (06/30/2015 - R$762,516, R$1,088 and R$3,296) Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			06/30/2016			06/30/2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	79,589	105,062	184,651	116,242	142,155	258,397
Foreign Residents	3,771,382	3,607,049	7,378,431	3,753,608	3,588,835	7,342,443
Total	3,850,971	3,712,111	7,563,082	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(24,506)	(24,506)	(49,012)	(29,680)	(29,680)	(59,360)
Total Outstanding	3,826,465	3,687,605	7,514,070	3,840,170	3,701,310	7,541,480

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

						06/30/2016
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (2)			500,000	63.4290	69.7719	133.2009
Total			500,000

(1) Established by the Board of Directors in June 2016, Common Shares- R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.

(2) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2016 and will be paid from August 26, 2016 without any compensation as monetary correction.

						06/30/2015
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Intermediate Dividendsl (1) (2)			150,000	18.9474	20.8421	39.7895
Total			150,000

(1) Established by the Board of Directors in March 2015.

(2) The amount of the intercalary dividends were fully attributed to mandatory dividends for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares of our own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 421,717,564 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and will expire on November 4, 2016.

				Bank/Consolidated
				Shares in Thousands
		06/30/2016		06/30/2015
		Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury Shares at Beginning of the Period	7,080,068	13,137,665	16,531,177	13,080,565
Cancellation of ADRs (1)	13,137,665	(13,137,665)	-	-
Shares Acquisitions	9,758,800	-	4,399,600	57,100
Payment - Share-Based Compensation	(5,470,623)	-	(4,388,476)	-
Treasury Shares at End of Period	24,505,910	-	16,542,301	13,137,665
Balance of Treasury Shares in Thousands of Reais (2)	448,966	-	235,179	251,950

Cost/Market Value	Units	ADRs	Units	ADRs
Minimum Cost	R$ 7.55	US$ 4,37	R$ 11.01	US$4,37
Weighted Average Cost	R$ 15.11	US$ 6,17	R$ 14.29	US$6,17
Maximum Cost	R$ 18.98	US$ 10,21	R$ 18.51	US$10,21
Market Value	R$ 18.18	US$ 5,70	R$ 16.92	US$5,44

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) The total number of treasury shares on June 30, 2016 is R$449,086 (06/30/2015 - R$487,199) and includes issuance costs amounting to R$120 (06/30/2015 - R$70).

Additionally, in the first half of 2016, treasury shares were traded, that resulted in a loss of R$5,964 (2015 - R$3,918) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$2,915 (06/30/2015 - R$1,603). In the first half of 2016, were realized results in the amounting of R$4,885 (2015 - R$1,781), includes values refered to trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

Index is calculated on a consolidated basis, as shown below:

	06/30/2016 (1)	06/30/2015 (1)
Tier I Regulatory Capital	57,316,904	61,410,985
Principal Capital	53,252,188	57,482,919
Supplementary Capital	4,064,715	3,928,066
Tier II Regulatory Capital	4,214,786	5,572,692
Regulatory Capital (Tier I and II)	61,531,690	66,983,677
Credit Risk (2)	307,543,315	323,101,055
Market Risk (3)	23,153,013	29,355,802
Operational Risk	16,779,267	18,627,431
Total RWA (4)	347,475,595	371,084,288
Basel I Ratio	16.5	16.6
Basel Principal Capital	15.3	15.5
Basel Regulatory Capital	17.7	18.1

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Bacen Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(4) Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on March 22, 2016 approved, in accordance with the favorable opinion of the Compensation and Appointment Committee, the global compensation proposal for managers (Board of Directors and Executive Officers) for the 2016 financial year, in the overall amount of R$300,000, covering fixed, variable and equity-based compensation and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 29, 2016.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs tied to the performance of the market price of its shares, based ond the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Fixed Compensation	40,143	28,996
Variable Compensation	54,694	52,291
Others	7,703	8,267
Total Short-Term Benefits	102,540	89,554
Shares Based Payments	-	14,771
Total Long-Term Benefits	-	14,771
Total (1)	102,540	104,325

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first half of 2016, charges collected on management compensation amounted to R$14,055 (2015 - R$13,336).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	06/30/2016
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,460	0.1%	3,473	0.1%	6,933	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	175,972	4.6%	203,763	5.5%	379,735	5.0%
Total Outstanding	3,826,465	99.5%	3,687,605	99.4%	7,514,070	99.4%
Treasury Shares	24,506	0.5%	24,506	0.6%	49,012	0.6%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	387,244	10.0%	415,048	11.2%	802,292	10.6%

						Shares in Thousands
	06/30/2015
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
GES (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	3,688	0.1%	3,710	0.1%	7,398	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	200,799	5.2%	228,581	6.2%	429,380	5.7%
Total Outstanding	3,840,170	99.3%	3,701,310	99.3%	7,541,480	99.3%
Treasury Shares	29,680	0.7%	29,680	0.7%	59,360	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	400,949	10.4%	428,753	11.5%	829,702	10.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2016	06/30/2016	06/30/2015	06/30/2015
Cash	264,842	-	518,110	-
Banco Santander Espanha (2)	261,374	-	514,680	-
Banco Santander (México), S.A. (4)	128	-	51	-
Banco Santander Totta, S.A. (4)	3,306	-	3,324	-
Others	34	-	55	-
Interbank Investments	47,518,638	2,090,313	52,307,752	1,611,622
Aymoré CFI (3)	26,705,993	1,667,882	27,825,209	1,452,791
Banco Santander Espanha (1) (2)	14,308,910	21,867	21,448,274	10,546
CFI RCI Brasil (5)	-	-	1,262,844	84,258
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (5)	907,003	68,522	-	-
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado) (3) (11)	5,596,732	332,042	1,771,425	64,027
Securities	84,198,986	4,947,617	56,120,921	2,986,890
Santander Leasing (3)	84,198,986	4,947,617	56,120,921	2,986,890
Derivatives Financial Instruments - Net	(159,663)	561,971	(932,359)	(76,097)
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	-	-	434,627	78,783
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(225,386)	125,651	(1,263,963)	(183,826)
Abbey National Treasury Services Plc (Abbey NationalTreasury)(4)	(90,086)	37,251	(87,990)	(42,565)
Banco Santander Espanha (2)	(55,890)	(11,614)	(33,065)	(48,918)
Santander FI Amazonas (3)	188,965	401,216	(3,657)	1,000
Santander Paraty (3)	(49,605)	(25,943)	(8,780)	-
Santander FI Diamantina (3)	72,339	35,410	30,469	119,366
Banco Bandepe (3)	-	-	-	63
Loan Operations	-	1,426	2,196	717
Cibrasec (5)	-	1,426	2,196	717
Dividends and Bonuses Receivables	100,000	-	294,720	270,364
Aymoré CFI (3)	-	-	42,500	50,000
Santander Leasing (3)	-	-	170,309	200,364
Sancap (3)	100,000	-	64,911	-
Santander CCVM (3)	-	-	17,000	20,000
Trading Account	383,293	833	611,166	517
Abbey National Treasury (4)	95,796	204	68,800	23
Banco Santander Espanha (2)	287,497	629	542,366	494
Foreign Exchange Portfolio - Net	(119,480)	(123,224)	174,925	(422,224)
Banco Santander Espanha (2)	(119,480)	(123,224)	56,949	(436,367)
Santander Benelux (4)	-	-	117,976	14,143
Receivables from Affiliates	819,847	1,284,189	680,135	1,209,431
Zurich Santander Brasil Seguros e Previdência S.A. (6)	797,867	752,954	654,489	746,493
Zurich Santander Brasil Seguros S.A. (6)	-	134,787	-	102,501
Santander Capitalização S.A. (3)	19,480	109,795	15,889	88,733
Aymoré CFI (3)	-	216,886	-	204,701
Santander CCVM (3)	-	45,403	-	38,012
Santander Leasing (3)	-	2,438	-	6,460
Santander Brasil Asset (6)	-	-	-	2,487
Santander Serviços (3)	-	9,523	-	5,568
Santander Microcrédito (3)	-	3,495	-	3,537
Santander Brasil Consórcio (3)	-	1,617	-	4,221
Santander Participações (3)	-	2,500	-	2,085
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (5)	-	-	8,116	-
Others	2,500	4,791	1,641	4,633
Non-Operating Result	-	-	-	34,404
Capital Riesgo Global (9)	-	-	-	34,404

Other Receivables - Others	6,526	22,016	12,151	12,683
Banco Santander Espanha (2)	4,589	1,540	11,930	-
Santander Capitalização S.A. (3)	1,669	3,923	-	1,832
Santander Paraty (3)	-	-	-	1,792
Banco Santander International (4)	-	12,721	-	5,358
Santander Securities Services Brasil DTVM S.A. (3) (10)	-	1,173	-	1,173
Others	268	2,659	221	2,528
Deposits	(72,031,789)	(4,239,223)	(24,709,432)	(1,162,971)
Santander Leasing (3)	(64,640,363)	(3,800,272)	(19,624,120)	(924,567)
Banco Santander Espanha (2)	(1,561)	-	(9,280)	-
Aymoré CFI (3)	(3,165,686)	(225,163)	(2,779,042)	(117,404)
Banco Bandepe (3)	(1,012,922)	(75,699)	(1,236,000)	(66,915)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(21,762)	-	(25,690)	-
Zurich Santander Brasil Seguros S.A. (6)	(27,118)	-	(2,782)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(70,871)	(6,678)	(2,547)	(2,042)
Sancap (3)	(16,736)	(865)	(2,224)	(138)
Santander Brasil Asset (6)	(13,886)	(908)	(19,713)	(1,003)
Webmotors S.A. (7)	(212,829)	(14,041)	(166,798)	(10,341)
Fundo de Investimento Santillana (4)	(657,918)	(41,528)	(1)	(818)
Isban Brasil S.A. (4)	(12,901)	(1,776)	(1,088)	(484)
Produban Serviços de Informática S.A. (4)	(13,774)	(885)	(1,292)	(213)
CFI RCI Brasil (5)	-	-	(27,346)	-
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (5)	(105,096)	(6,459)	(6,886)	(32)
Santander Microcrédito (3)	(7,433)	(671)	(58)	(220)
Santander Participações (3)	(656,062)	(39,564)	(100,339)	(3,361)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(142,754)	(9,035)	(513,504)	(27,888)
Santander Brasil Consórcio (3)	(69,565)	(4,459)	(14,226)	(1,556)
Santander Paraty (3)	(63,144)	-	(61,311)	(299)
Santander Capitalização S.A. (3)	(9,157)	-	(7,693)	-
Santander CCVM (3)	(52,979)	(4,334)	(93,630)	(5,140)
Santander Securities Services Brasil Participações S.A. (6)	(26,947)	(1,504)	-	-
Super Pagamentos (3)	(14,892)	(865)	(109)	-
Webcasas S.A. (3)	(21,218)	(1,348)	(81)	(3)
Santander Brasil Advisory (3)	(11,845)	(768)	(15)	(1)
Santander Brasil EFC (3)	(955,827)	-	-	-
Others	(26,543)	(2,401)	(13,657)	(546)
Repurchase Commitments	(21,016,956)	(1,236,998)	(29,651,495)	(1,948,412)
Fundo de Investimento Santillana (4)	(334,688)	(20,661)	-	-
Getnet S.A. (3)	(174,794)	(8,196)	(63,814)	(3,950)
Santander FI Amazonas (3)	(179,677)	(12,038)	(118,763)	(5,503)
Santander FI Financial (3)	(9,213,133)	(580,758)	(8,077,987)	(453,075)
Santander Leasing (3)	(10,950,000)	(605,070)	(19,249,797)	(1,390,879)
Banco Bandepe (3)	(46,231)	(3,371)	(6,710)	(620)
Santander CCVM (3)	(6,599)	(586)	(10,570)	(984)
Santander FI SBAC (3)	(8,853)	(1,036)	(20,454)	(1,471)
Santander FI Guarujá (3)	(36,341)	(653)	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	(122,208)	(4,922)
Santander Securities Services Brasil Participações S.A. (6)	-	-	(899,043)	(50,747)
Santander FI Diamantina (3)	(66,640)	(4,080)	(54,100)	(2,759)
Super Pagamentos (3)	-	(405)	(26,933)	(1,470)
Santander Brasil Advisory (3)	-	-	(11,453)	(668)
Webmotors S.A. (7)	-	-	(33,227)	(987)
Santander Brasil Consórcio (3)	-	-	(49,242)	(2,453)
Isban Brasil S.A. (4)	-	-	(78,803)	(2,817)
Produban Serviços de Informática S.A. (4)	-	-	(34,522)	(1,394)
Webcasas S.A. (3)	-	-	(19,690)	(1,111)
Santander Participações (3)	-	-	(753,487)	(21,634)
Santander Microcrédito (3)	-	-	(13,318)	(506)
Others	-	(144)	(7,374)	(462)

Funds from Acceptance and Issuance of Securities	(9,294)	(120)	-	-
Super Pagamentos (3)	(9,294)	(120)	-	-
Borrowings and Onlendings	(124,416)	-	(31,902)	-
Banco Santander Espanha (2)	(111,013)	-	(29,642)	-
Banco Santander S.A. (Uruguay) (4)	(13,197)	-	(2,260)	-
Banco Santander (México), S.A. (4)	(206)	-	-	-
Dividends and Bonuses Payables	(379,614)	-	(133,409)	-
Banco Santander Espanha (2)	(58,724)	-	(20,637)	-
Sterrebeeck B.V. (2)	(200,379)	-	(70,420)	-
GES (4)	(120,191)	-	(42,239)	-
SIH (4)	(213)	-	(75)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	(107)	-	(38)	-
Payables from Affiliates	(56,363)	(215,297)	(30,051)	(378,313)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(13,737)	(13,737)	(4,595)	(8,283)
Isban Brasil S.A. (4)	(22,566)	(51,469)	(2,150)	(45,927)
Produban Serviços de Informática S.A. (4)	(2,886)	(92,232)	(471)	(71,654)
Konecta Brazil Outsourcing Ltda.(4)	-	-	(4,256)	(21,709)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(8,410)	(12,270)	(1,446)	(7,743)
Santander Microcrédito (3)	(3,411)	(19,083)	(3,043)	(17,692)
Banco Santander Espanha (2)	-	(420)	(13,124)	(263)
Santander Leasing (3)	-	-	-	(188,624)
Getnet S.A. (3)	(1,433)	(8,104)	(859)	(3,434)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(3,858)	(16,882)	-	(9,839)
Others	(62)	(1,100)	(107)	(3,145)
Debt Instruments Eligible to Compose Capital	(7,739,354)	(188,081)	(7,480,878)	(188,081)
Banco Santander Espanha (2) (8)	(7,739,354)	(188,081)	(7,480,878)	(188,081)
Donations	-	(6,700)	-	(6,000)
Fundação Sudameris	-	(6,700)	-	(6,000)
Other Payables - Others	(61,260)	(655,235)	(45,731)	(539,607)
Banco Santander Espanha (2)	-	(1,928)	-	(14,692)
Isban Brasil S.A. (4)	-	(149,041)	-	(143,387)
TecBan (7)	-	(102,316)	-	(64,971)
Ingeniería (4)	-	(18,452)	-	(16,659)
Produban Serviços de Informática S.A. (4)	-	(28,595)	-	(28,265)
Produban Servicios (4)	-	(769)	-	(665)
Aquanima Brasil Ltda. (4)	-	(12,038)	-	(11,288)
Getnet S.A. (3)	(58,297)	(332,302)	(43,965)	(258,877)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(2,963)	(7,633)	(1,766)	-
Others	-	(2,161)	-	(803)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2016	06/30/2016	06/30/2015	06/30/2015
Cash	676,609	-	1,578,017	-
Banco Santander Espanha (2)	673,141	-	1,574,587	-
Banco Santander (México), S.A. (4)	128	-	51	-
Banco Santander Totta, S.A. (4)	3,306	-	3,324	-
Others	34	-	55	-
Interbank Investments	14,308,910	21,867	21,448,274	10,546
Banco Santander Espanha (1) (2)	14,308,910	21,867	21,448,274	10,546
Derivatives Financial Instruments - Net	(571,358)	110,121	(1,147,003)	(212,967)
Santander Benelux (4)	-	-	434,627	78,783
Fundo de Investimento Santillana (4)	(225,386)	125,651	(1,263,963)	(183,826)
Abbey National Treasury (4)	(90,086)	37,251	(87,990)	(42,565)
Banco Santander Espanha (2)	(255,886)	(52,781)	(229,677)	(65,359)
Trading Account	383,293	7,293	611,166	(296,467)
Banco Santander Espanha (2)	287,497	7,089	542,366	(296,490)
Abbey National Treasury (4)	95,796	204	68,800	23
Foreign Exchange Portfolio - Net	(119,480)	(123,224)	174,925	(422,224)
Banco Santander Espanha (2)	(119,480)	(123,224)	56,949	(436,367)
Santander Benelux (4)	-	-	117,976	14,143

Receivables from Affiliates	816,015	961,652	849,562	930,277
Zurich Santander Brasil Seguros e Previdência S.A. (6)	815,846	826,313	666,073	809,485
Zurich Santander Brasil Seguros S.A. (6)	-	134,787	-	117,812
Santander Brasil Asset (6)	-	-	-	2,487
BW Guirapá I S.A. (Note 13)	-	-	181,848	-
Others	169	552	1,641	493
Non-Operating Result	-	-	-	34,404
Capital Riesgo Global (9)	-	-	-	34,404
Other Receivables - Others	4,654	17,725	213,762	931,159
Banco Santander Espanha (2)	4,654	1,540	203,412	15
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	10,350	908,275
Zurich Santander Brasil Seguros S.A. (6)	-	-	-	15,311
Banco Santander International (4)	-	12,721	-	5,358
Others	-	3,464	-	2,200
Non - Current Assets Held for Sale (Note 13)	487,386	-	-	-
BW Guirapá I S.A.	487,386	-	-	-
Deposits	(992,661)	(62,489)	(66,404)	(4,847)
Banco Santander Espanha (2)	(1,561)	-	(9,280)	-
Zurich Santander Brasil Seguros S.A. (6)	(27,118)	-	(2,782)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(21,762)	-	(25,690)	-
Isban Brasil S.A. (4)	(12,901)	(1,776)	(1,088)	(484)
Produban Serviços de Informática S.A. (4)	(13,774)	(885)	(1,292)	(213)
Santander Brasil Gestão de Recursos Ltda. (6)	(70,871)	(6,678)	(2,547)	(2,042)
Fundo de Investimento Santillana (4)	(657,918)	(41,528)	(1)	(818)
Santander Brasil Asset (6)	(13,886)	(908)	(19,713)	(1,003)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(142,754)	(9,035)	-	-
Santander Securities Services Brasil Participações S.A. (6)	(26,947)	(1,504)	-	-
Others	(3,169)	(175)	(4,011)	(287)
Repurchase Commitments	(334,688)	(20,664)	(1,137,795)	(60,071)
Produban Serviços de Informática S.A. (4)	-	-	(34,522)	(1,394)
Isban Brasil S.A. (4)	-	-	(78,803)	(2,817)
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	(122,208)	(4,922)
SAM Brasil Participações S.A. (6)	-	(3)	(1,839)	(118)
Santander Securities Services Brasil Participações S.A. (6)	-	-	(899,043)	(50,747)
Fundo de Investimento Santillana (4)	(334,688)	(20,661)	-	-
Universia Brasil, S.A. (4)	-	-	(1,380)	(73)
Borrowings and Onlendings	(124,416)	-	(31,902)	-
Banco Santander Espanha (2)	(111,013)	-	(29,642)	-
Banco Santander S.A. (Uruguay) (4)	(13,197)	-	(2,260)	-
Banco Santander (México), S.A. (4)	(206)	-	-	-
Dividends and Bonuses Payables	(379,614)	-	(133,409)	-
Sterrebeeck B.V. (2)	(200,379)	-	(70,420)	-
GES (4)	(120,191)	-	(42,239)	-
Santusa Holding, S.L. (4)	-	-	(38)	-
SIH (4)	(213)	-	(75)	-
Banco Santander Espanha (2)	(58,724)	-	(20,637)	-
Banco Madesant (4)	(107)	-	-	-
Payables from Affiliates	(52,326)	(192,481)	(28,232)	(171,072)
Banco Santander Espanha (2)	-	(705)	(13,356)	(368)
Produban Servicios (4)	(13,737)	(14,958)	(4,734)	(8,713)
Isban Brasil S.A. (4)	(23,367)	(53,417)	(2,150)	(51,133)
Produban Serviços de Informática S.A. (4)	(2,886)	(92,295)	(471)	(75,013)
Ingeniería (4)	(8,410)	(12,270)	(1,536)	(7,981)
Konecta Brazil Outsourcing Ltda. (4)	-	-	(4,256)	(21,709)
Santander Brasil Asset (6)	(68)	(1,268)	(43)	(899)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(1,227)	(2,329)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(3,858)	(16,882)	-	-
Others	-	(686)	(459)	(2,927)
Debt Instruments Eligible to Compose Capital	(7,739,354)	(188,081)	(7,480,878)	(188,081)
Banco Santander Espanha (2) (8)	(7,739,354)	(188,081)	(7,480,878)	(188,081)

Donations	-	(10,411)	-	(12,580)
Santander Cultural	-	(1,611)	-	(4,270)
Fundação Sudameris	-	(6,700)	-	(6,000)
Fundação Santander	-	(2,100)	-	(1,170)
Instituto Escola Brasil	-	-	-	(1,140)
Other Payables - Other	(15,273)	(226,783)	(14,902)	(224,485)
Banco Santander Espanha (2)	-	(1,933)	-	(14,692)
Isban Brasil S.A. (4)	-	(155,983)	-	(150,528)
Produban Serviços de Informática S.A. (4)	-	(29,267)	-	(28,897)
Ingeniería (4)	-	(18,622)	-	(17,014)
Produban Servicios (4)	-	(769)	-	(665)
Aquanima Brasil Ltda. (4)	-	(12,038)	-	(11,288)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(12,310)	-	(14,902)	(576)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(2,963)	(7,633)	-	-
Others	-	(538)	-	(825)

(1) Refers to investments in foreign currency (overnight) with maturity on July 1, 2016 and interest rates of 0.17% p.a. (06/30/2015 - with maturity on July 1, 2015 and interest rates of 0.17% p.a.) maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Controlled - Banco Santander.

(4) Controlled - Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Associated Company - Banco Santander Spain.

(7) Jointly Controlled - Santander Serviços.

(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014.

(9) Indirectly Controlled - Banco Santander Spain.

(10) On August 31, 2015 it was sold all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. (Note 15 and 37.d).

(11) At the EGM of March 3, 2016 was approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Bacen on June 1, 2016 (Note 15).

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Asset Management	505,216	443,039	518,887	511,258
Checking Account Services	1,035,020	830,546	1,207,368	966,311
Lending Operations and Income from Guarantees Provided	553,472	520,040	698,548	681,090
Lending Operations	277,641	272,431	422,717	435,273
Income Garantees Provided	275,831	247,609	275,831	245,817
Insurance Fees	998,983	932,070	1,030,229	968,123
Cards (Debit and Credit) and Acquiring Services	1,600,327	1,406,284	1,833,483	1,614,130
Collection	578,276	485,664	579,831	485,664
Brokerage, Custody and Placement of Securities	220,921	197,690	284,249	285,930
Others	93,971	58,607	266,111	225,692
Total	5,586,186	4,873,940	6,418,706	5,738,198

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Compensation	1,865,360	1,643,405	2,068,385	1,845,905
Charges	678,432	673,487	750,634	739,918
Benefits	672,526	589,497	728,924	641,531
Training	28,072	39,682	33,095	44,027
Others	18,721	19,101	19,033	19,367
Total	3,263,111	2,965,172	3,600,071	3,290,748

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Depreciation and Amortization (1)	1,565,587	2,831,673	1,770,246	2,999,238
Outsourced and Specialized Services	887,844	914,332	1,067,923	1,055,600
Communications	220,823	234,669	247,310	254,816
Data Processing	717,306	650,642	777,049	685,780
Advertising, Promotions and Publicity	139,459	116,107	172,221	143,307
Rentals	341,096	340,696	366,657	363,204
Transportation and Travel	84,044	79,837	108,822	101,085
Financial System Services	90,891	84,337	121,217	113,328
Security and Money Transport	321,260	290,117	351,892	311,595
Asset Maintenance and Upkeep	111,391	100,226	128,043	114,443
Water, Electricity and Gas	114,762	103,112	117,759	105,342
Materials	32,221	37,332	34,527	39,530
Others	172,112	129,236	262,069	192,215
Total	4,798,796	5,912,316	5,525,735	6,479,483

(1) Includes goodwill amortization of R$812,520 (2015 - R$1,895,980) Bank and R$906,054 (2015 - R$1,899,966) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Cofins (Contribution for Social Security Financing) (1)	1,369,388	396,738	1,541,776	546,257
ISS (Tax on Services)	206,930	177,115	243,760	213,066
PIS/Pasep (Tax on Revenue) (1)	222,525	64,470	264,381	104,053
Others (2)	203,779	192,040	282,119	259,482
Total	2,002,622	830,363	2,332,036	1,122,858

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Net Income Insurance and Pension and Capitalization	-	-	151,005	121,159
Tax (Note 23.c) (1)	-	7,087,105	-	7,040,945
Monetary Adjustment of Escrow Deposits	282,817	225,200	389,630	310,353
Recoverable Taxes (2)	82,300	90,421	121,937	135,904
Recovery of Charges and Expenses	649,594	599,050	499,480	459,570
Monetary Variation	568,434	466,160	568,860	467,186
Others	133,186	113,165	496,135	39,625
Total	1,716,331	8,581,101	2,227,047	8,574,742

(1) In 2015, Bank and Consolidated, includes the reversal of the provisions for Cofins (Note 23.e).

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Operating Provisions
Tax (Note 23.c)	97,263	-	133,240	-
Labor (Note 23.c)	363,867	542,386	395,207	564,367
Civil (Note 23.c)	352,750	395,649	411,966	453,734
Credit Cards	928,449	944,608	611,385	704,332
Actuarial Losses - Pension Plan (Note 35.a)	129,071	150,703	129,079	150,714
Monetary Losses	2,452	42,726	3,255	43,268
Legal Fees and Costs	53,946	47,439	65,602	57,567
Serasa and SPC (Credit Reporting Agency)	46,123	39,966	50,721	45,439
Brokerage Fees	35,920	40,915	36,091	41,468
Commissions	23,020	47,205	234,578	152,712
Impairment (1)	-	900,003	6	901,479
Others (2)	1,736,980	1,432,644	2,343,628	1,485,485
Total	3,769,841	4,584,244	4,414,758	4,600,565

(1) In 2015, Bank and Consolidated, includes impairment losses recorded by the purchase of rights on the provision of payroll services in the amount of R$534,281, and by assets in the acquisition and development of software in the amount of R$362,779. The loss on the rights in the acquisition of payrolls was recorded especially the consolidation of portability rules, consequently was recorded the reduction of return value expected in the management of payrolls and the historic of breach of contract. The loss in the acquisition and development of software was recorded due to the obsolescence and discontinuity of such softwares (Note 17).

(2) Includes, mainly, inflation adjustment of provisions for legal and administrative proceedings and legal obligations, provisions for the guarantee fund benefits and other provisions.

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Result of Investments (1)	-	34,404	(671)	59,928
Result on Sale of Other Assets	12,788	32,996	12,923	33,616
Reversal (Recognition) of Allowance for Losses on Other Assets	(11,431)	(533)	(11,358)	(420)
Expense on Assets Not in Use	(6,508)	(4,078)	(8,536)	(5,251)
Gains (Losses) of Capital	(4,079)	481	(2,290)	222
Other Income (Expenses)	32,431	24,942	30,558	29,129
Total	23,201	88,212	20,626	117,224

(1) In 2015, include the amount of R$34,503 Bank and R$60,203 Consolidated, includes profit on disposal of assets Non-Current Held for Sale (Note 13).

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income Before Taxes on Income and Profit Sharing	9,585,583	4,365,868	10,149,546	4,642,706
Profit Sharing (1)	(574,888)	(488,431)	(614,110)	(532,534)
Interest on Capital	(500,000)	-	(500,000)	(20)
Unrealized Results	-	-	(71)	(70)
Income Before Taxes	8,510,695	3,877,437	9,035,365	4,110,082
Total Income and Social Contribution Tax at the Rates of 25% and 20%, (2015 - 25% and 15%) Respectively (4)	(3,829,813)	(1,550,975)	(4,065,914)	(1,644,033)
Equity in Subsidiaries (2)	218,761	187,647	302	339
Nondeductible Expenses, Net of Non-Taxable Income	123,988	57,678	170,430	118,738
Exchange Variation - Foreign Branches	(3,596,047)	2,073,604	(3,596,047)	2,073,604
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	777,611	7,385	691,648	11,724
Effects of Change in Rate of CSLL (3)	-	-	51,455	(7,865)
Other Adjustments Social Contribution Taxes 5% (4)	(434,228)	-	(448,351)	-
Other Adjustments, Including Profits Provided Abroad	284,254	(8,791)	279,306	(29,243)
Income and Social Contribution Taxes	(6,455,474)	766,548	(6,917,171)	523,264

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to forein exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the acumulated of period ended on June 30, 2016 an accumulated loss of R$7,810 million (2015 - gains of R$5,132 million). On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$14,892 million (2015 - loss of R$8,970 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$7,082 million (2015 - income of R$3,838 million) represented by R$692 million (2015 - R$417 million) of PIS/Cofins and R$6,390 million (2015 - R$3,421 million) IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN) of additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC, it was approved the closure of Benefits Plans I, II and III, and the closure of the authorization for the Fasass's operation, as closed pension fund. On November, 10th, 2015 this entity was extinct, with the low of their national registry of legal entities.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				06/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(17,952,250)	(369,117)	(3,369)	(1,104,991)
Fair Value of Plan Assets	15,842,382	758,038	4,395	1,477,622
	(2,109,868)	388,921	1,026	372,631
Being:
Superavit	168,631	388,921	1,026	372,631
Deficit	(2,278,499)	-	-	-
Amount not Recognized as Assets	168,631	388,921	1,026	372,631
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 22)	(2,278,499)	-	-	-
Payments Made (1)	349,676	-	-	226
Revenues (Expenses) Recorded (Note 32)	(128,845)	-	-	(226)
Other Equity Valuation Adjustments	(2,190,619)	(10,989)	487	(672)
Actual Return on Plan Assets	2,439,121	88,391	665	118,727

				Bank
				06/30/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,101,894)	(351,395)	(347,619)	(1,133,735)
Fair Value of Plan Assets	14,093,190	687,954	3,921	1,484,079
	(2,008,704)	336,559	(343,698)	350,344
Being:
Superavit	174,305	336,559	565	350,344
Deficit	(2,183,009)	-	(344,263)	-
Amount not Recognized as Assets	174,305	336,559	565	350,344
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 22)	(2,183,009)	-	(344,263)	-
Payments Made	152,807	-	22,533	(232)
Revenues (Expenses) Recorded (Note 32)	(132,564)	-	(17,808)	(331)
Other Equity Valuation Adjustments	(1,941,564)	(10,989)	(272,099)	(672)
Actual Return on Plan Assets	891,616	98,116	241	120,294

				Consolidated
				06/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,173,187)	(369,496)	(3,369)	(1,104,991)
Fair Value of Plan Assets	16,270,980	758,573	4,395	1,477,622
	(1,902,207)	389,077	1,026	372,631
Being:
Superavit	376,292	389,077	1,026	372,631
Deficit	(2,278,499)	-	-	-
Value Unrecognized as Asset	376,292	389,077	1,026	372,631
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 22)	(2,278,499)	-	-	-
Payments Made (1)	349,683	-	-	226
Revenues (Expenses) Recorded (Note 32)	(128,853)	-	-	(226)
Other Equity Valuation Adjustments	(2,190,619)	(10,989)	487	(672)
Actual Return on Plan Assets	2,493,951	88,423	665	118,727

				Consolidated
				06/30/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,309,390)	(351,906)	(347,619)	(1,133,735)
Fair Value of Plan Assets	14,490,659	688,614	3,921	1,484,079
	(1,818,731)	336,708	(343,698)	350,344
Being:
Superavit	364,278	336,708	565	350,344
Deficit	(2,183,009)	-	(344,263)	-
Value Unrecognized as Asset	364,278	336,708	565	350,344
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 22)	(2,183,009)	-	(344,263)	-
Payments Made	152,818	-	22,533	(232)
Revenues (Expenses) Recorded (Note 32)	(132,575)	-	(17,808)	(331)
Other Equity Valuation Adjustments	(1,941,564)	(10,989)	(272,099)	(672)
Actual Return on Plan Assets	918,645	98,168	241	120,294

(1) In the first quarter of 2016, as expected, has been concluded the transfer process to Banesprev, of care boxes, supplementary retirement and pension plan of former staff members arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. In the contributions made line the increasing the amount of contribution/payments had the extraordinary event the contribution of R$170 million.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				06/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Experience Plan	(19,289)	(359)	(9)	(1,585)
Changes in Financial Assumptions	(1,867,845)	-	-	-
Gain (Loss) Actuarial - Obligation	(1,887,134)	(359)	(9)	(1,585)
Return on Investment, Return Unlike Implied Discount Rate	1,623,805	47,013	440	35,295
Chance in Irrecoverble Surplus	(23,594)	(45,629)	(430)	(33,967)

				Bank
				06/30/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Experience Plan	(13,063)	(130)	(589)	(1,293)
Gain (Loss) Actuarial - Obligation	(13,063)	(130)	(589)	(1,293)
Return on Investment, Return Unlike Implied Discount Rate	174,426	65,331	41	45,533

				Consolidated
				06/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Experience Plan	(19,667)	(358)	(9)	(1,585)
Changes in Financial Assumptions	(1,886,212)	-	-	-
Gain (Loss) Actuarial - Obligation	(1,905,879)	(358)	(9)	(1,585)
Return on Investment, Return Unlike Implied Discount Rate	1,655,769	47,014	440	35,295
Chance in Irrecoverble Surplus	(36,914)	(45,616)	(430)	(33,967)

				Consolidated
				06/30/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Experience Plan	(13,334)	(130)	(589)	(1,293)
Gain (Loss) Actuarial - Obligation	(13,334)	(130)	(589)	(1,293)
Return on Investment, Return Unlike Implied Discount Rate	181,239	65,349	41	45,533

(1) In the first quarter of 2016, as expected, has been concluded the transfer process to Banesprev, of care boxes, supplementary retirement and pension plan of former staff members arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan.

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2015 and 2014, valid to Jun 30, 2016 and 2015:

				Duration (in Years)
			12/31/2015	12/31/2014
Banesprev
Plan I			11.44	11.45
Plan II			10.71	11.27
Plan III			8.33	8.60
Plan IV			16.38	17.34
Plan V			8.66	8.92
Pré-75			9.27	9.64
Meridional DCA, DAB e CACIBAN			6.62	6.65
Sanprev
Plan I			6.62	6.68
Plan II			15.85	16.75
Plan III			9.03	9.30
Bandeprev
Plan Básico			9.03	9.48
Plan Especial I			6.86	6.94
Plan Especial II			6.75	6.80
SantanderPrevi
SantanderPrevi			6.95	7.15

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in the first half of 2016 was R$41,556 (2015 - R$35,821) Bank and R$43,189 (2015 - R$36,937) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		06/30/2016		06/30/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(6,182,336)	(496,854)	(5,743,303)	(547,542)
Fair Value of Plan Assets	6,335,337	-	5,343,243	-
	153,001	(496,854)	(400,060)	(547,542)
Being:
Superavit	153,001	-	-	-
Deficit	-	(496,854)	(400,060)	(547,542)
Value Unrecognized as Asset	153,001	-	-	-
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 22)	-	(496,854)	(400,060)	(547,542)
Payments Made	24,035	15,001	23,346	12,329
Revenues (Expenses) Recorded	(24,035)	(28,172)	(37,426)	(29,147)
Other Equity Valuation Adjustments	21,658	(45,179)	(387,275)	(125,277)
Actual Return on Plan Assets	1,077,416	-	765,556	-

				Consolidated
		06/30/2016		06/30/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(6,418,769)	(496,854)	(5,966,921)	(547,542)
Fair Value of Plan Assets	6,577,500	-	5,551,195	-
	158,731	(496,854)	(415,726)	(547,542)
Being:
Superavit	158,731	-	-	-
Deficit	-	(496,854)	(415,726)	(547,542)
Value Unrecognized as Asset	158,731	-	-	-
Net Actuarial Asset	-	-	-	-
Net Actuarial Liability (Note 22)	-	(496,854)	(415,726)	(547,542)
Payments Made	25,547	15,001	23,858	12,329
Revenues (Expenses) Recorded	(25,547)	(28,172)	(38,983)	(29,147)
Other Equity Valuation Adjustments	27,008	(45,179)	(398,716)	(125,277)
Actual Return on Plan Assets	1,118,343	-	795,598	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		06/30/2016		06/30/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(3,201)	(591)	(2,750)	(578)
Changes in Financial Assumptions	(722,048)	-	(277,900)	-
Gain (Loss) Actuarial - Obligation	(725,249)	(591)	(280,650)	(578)
Return on Investment, Return Unlike Implied Discount Rate	756,737	-	511,060	-
Chance in Irrecoverble Surplus	(29,014)	-	-	-

				Consolidated
		06/30/2016		06/30/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(3,333)	(591)	(2,868)	(578)
Changes in Financial Assumptions	(729,405)	-	(288,566)	-
Gain (Loss) Actuarial - Obligation	(732,738)	(591)	(291,434)	(578)
Return on Investment, Return Unlike Implied Discount Rate	785,438	-	531,229	-
Chance in Irrecoverble Surplus	(29,998)	-	-	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2015 and 2014, valid to June 30, 2016 and 2015:

				Duration (in Years)
Plans			12/31/2015	12/31/2014
Cabesp			12.84	13.97
Law 9,656 /1998			27.69	28.69
Bandepe			12.68	14.51
Free Clinic			10.90	11.72
Lifelong Directors			8.90	9.81
Circular (1)			13.16 and 9.94	13.66 and 10.88
Life Insurance			8.14	8.78

(1) The duration 13.16 (12/31/2014 - 13.66) refers to the plan of Former Employees of Banco ABN Amro and 9.94 (12/31/2014 - 10.88) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows in December 31, 2015 and 2014, valid to June 30, 2016 and 2015:

				Bank/Consolidated
			12/31/2015	12/31/2014
Equity Instruments			0.5%	3.0%
Debt Instruments			98.5%	93.9%
Real Estate			0.3%	0.3%
Others			0.7%	2.7%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		06/30/2016		06/30/2015
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.93% (1) and 12.25%	10.93% (2) and 12.03%	10.9%	10.63% (2) and 11.00%
Rate Calculation of Interest Under Assets to the Next Year	10.93% (1) and 12.25%	10.93% (2) and 12.03%	10.9%	10.63% (2) and 11.00%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pré 75 and (2) Cabesp.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2015 and 2014, valid to June 30, 2016 and 2015:

				Sensibility
		12/31/2015		12/31/2014
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	88,469	(150,372)	90,431	(31,406)
Effect on the Present Value of Obligations	719,789	(615,320)	797,418	(673,468)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On April 29, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates Units (PSP 2013).

(i) Share Purchase Plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		0%	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 Years	3 Years	3 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5.96	R$6.45	R$7.19

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on June 30, 2016 is R$16.32 (06/30/2015 - R$15.57).

In the first half of 2016, daily pro-rata expenses amounting of the R$15,710 (2015 - R$6,003) Bank and R$15,938 (2015 - R$6,110) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$9,506 (2015 - R$3,768) Bank and R$9,798 (2015 - R$3,929) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on Dec/31/2014	13,830,464
Cancelled Options (SOP 2013)	(748,408)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(117,453)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP 2014)	(52,500)	14.31	2011	Executives	10/26/2011	06/30/2016
Exercised Options (SOP 2014)	(248,499)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on Dec/31/2015	12,663,604
Cancelled Options (SOP 2013)	(375,403)	12.84	2013	Executives	05/02/2013	06/30/2018
Granted Options (SOP 2013)	220,606	12.84	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(49,302)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (SOP 2014)	(693,230)	12.72	2011	Executives	10/26/2011	06/30/2016
Balance Plans on June/30/2016	11,766,275
SOP 2014	34,196	12.72	2011	Executives	10/26/2011	06/30/2016
SOP 2013	9,335,420	12.84	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,396,659		2013	Executives	08/13/2013	06/30/2016
Total	11,766,275

f.2) Global Program

Long-term Incentive Policy

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan		4.50%	4.84%	2.04%	3.33%	4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Global Plan CRD-IV:
				2 Years	3 Years	4 Years
Future Income Dividend				11.1%	10.8%	9.5%
Expected Volatility				32.7%	34.7%	36.9%
Volatility Comparator				12% -52%	16% - 56%	16% - 52%
Risk-Free Interest Rate				1.7%	2.1%	2.5%
Correlation				0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
Balance Plans on December 31, 2015	-
Balance Plans on June 30, 2016	1,613,057	2014	Executives

In the first half of 2016, pro-rata expenses were not registered, in the same perido of 2015 were registred in the amount of R$6,562 Bank and R$6,678 Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in EGM of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in EGM of December 14, 2015.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The variable remuneration of executives, a part is deferred into shares, paid 100% in Units SANB11. In the first half of 2016, we recorded revenues in the amount of R$5,601 (2015 - expenses in the amount of R$1,335) Bank and R$5,956 (2015 - expenses in the amount of R$2,267) Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. In the first half of 2016, there were recorded expenses of R$573 (2015 - R$4,467) Bank and R$53 (2015 - R$4,525) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

- Operational risk is the possibility of loss resulting from inadequate or failed processes, people and systems or from external events. This definition includes the legal risk associated with inadequacy or deficiency in contracts, as well as penalties due to noncompliance with legal provisions and compensation for damages to third parties arising from activities performed by the Organization, but excluded strategic risk and reputational risk. The management and control of operational risks aims to strength the business environment and internal control factors and so to enhance the making decision process and fulfill the requirements from Regulators, Basel Capital Accord and Sarbanes-Oxley. The model also follows the guidelines established by Banco Santander Spain which is based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework 2013.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your costumers for Money Laundering through the hiring of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

As a Financial Institution that recognizes the threats and issues involving money laundering and terrorism financing, as well as the effects these practices have on our society and financial market, Banco Santander (Brasil) S.A. maintains a legal and regulatory compliance program which seeks the prevention and combat of these illegal activities.

- Reputational Risk is the risk of the Bank suffer damages and significant financial losses caused by the opinion that its customers, investor and public have about the Bank's relationship with all elements that compose the society . .

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general scheme.

Without prejudice to the above indicated independence, the three lines of defense should act in unison to maximize their efficiency and boost their effectiveness.

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to appetite and the limits defined.

In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed of specialized teams in risk control and supervision of their management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Auditing, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate for the estimated default rates, both the client and the wallet, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized in function of the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and customers with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst set, which prepares analyses, forwards to the Committee and monitories the risk evolution of the client. Also covers customers of the wholesale segment: Corporate and Global Corporate Banking (from now GCB), financial institutions and certain enterprises; and

• Standardized Management - dedicated to individuals and companies not framed as individual customers. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectoral and geographical concentration, the profile of the customers and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a customer's credit or an operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to customers are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for customers who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and global customers of wholesale (GCB), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For customers with standardized management, both legal persons as individuals, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits (pre-ranking).

For GCB customers is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, a pre-ranking model simplified for clients who meet certain requirements (high knowledge, rating, among others).

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

Risk Analysis

Consists in examine the capacity of the counterpart in stand up to their contractual obligations with the Bank and/or Companies of the Conglomerate Santander.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually, and may be viewed with greater frequency if the risk profile of the customer requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside the pre-ranking.

Decision-Making About Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and your environment.

This monitoring can result in customer classification in FEVE (Special Surveillance Firms), which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These customers are reviewed every six months or every quarter for cases of more severe categories. The classification FEVE can also arise from the review carried out by the internal audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, is done fill control guarantees, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models, you might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of the Central Bank, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent customer portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements.

The area uses statistical tools to study the behavior of customers by drawing more assertive strategies for recovery. One of the tools used is the behavioral score used to study the performance of different groups, seeking recovery of business, cost reduction and achieve pre-established goals. Customers most likely to pay are classified as low-risk customers with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the collection channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

Daily contacts central route of service, inclusion in the credit protection agencies, sending collection letters, and contacts through the network of agencies are tools used for credit recovery, combined with these actions, the Bank use some specific charges according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent customers with overdue more than 60 days and higher values; and

• Specialized external offices to collect, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

After exhausting all collection features execute sales of non-performing loans portfolio. These sales of loan portfolios held periodically through an auction process, pricing the portfolio fairly and with less impact to the Bank.

Sales Portfolio of Defaulted Loans

Focusing on operations in injury situation, the sales are held periodically through competitive or bilateral auction processes, in which it evaluates the conditions, characteristics and selling price of the portfolios that will be offered to potential investors.

Structure of Capital Management

The implemented capital management model has an adequate and well defined structure and the actions taken are planned and effective, allowing a safe control and an efficient use of the capital.

The established structure has a segregation of duties by specialized area, as follows:

i) Risk Area – responsible for identifying, modeling and controlling of the risks;

ii) Financial Area – responsible for the control, the assessment and the reports of the capital consumption; and

iii) Capital Management Area - responsible for the planning and the capital management.

All the processes, calculations and models involved in capital management are audited and validated internally, having the results reported to the Management.

As the structure of risk management, it is based on three basic principles:

1. Segregation of Duties: a proper management and control of Capital requires a clear allocation of responsibilities among the different duties and areas involved in both local and corporate levels, as well as the coordination and cooperation among them to achieve the unit and the Group's objectives.

2. Organizational Structure: the local organizational structure involved in Capital management should be consistent with the corporate structure, without prejudice to the application of the proportionality principle.

3. Decisions by Collegiate Bodies: the establishment of collegiate bodies in the Capital Area ensures the contrast of opinions, preventing decisions taken individually, in local or corporate level.

Santander Brazil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, we have an institutional policy of capital management that serves as a guideline for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution CMN 3,988/2011.

Other Information

(i) The process of management, monitoring and capital control is carried out for both regulatory capital and economic. The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

Social and Environmental Risk

The inclusion of social and environmental aspects into the business strategy is one of Santander Brazil working premises. The set of practices on this topic follows its own agenda within three strategic axles:

(i) Social and Financial Inclusion;

(ii) Education; and

(iii) Social and Environmental Businesses and Management.

Santander’s view on the topic is based on the society and the market need to evolve towards better social and environmental practices, fostering an economy that is dynamic, inclusive and environmentally balances. Under this perspective, sustainability in Santander is translated into risk management and the positive agenda, connected promoting customers’ businesses and developing bank activities.

Santander Brasil is prepare for a collaborative construction process, sharing of experiences and results with its peers, main stakeholders and with Brazilian Central Bank. This movement will make the National Financial System more solid and robust, therefore better prepared for a new global economic scenario and its challenges.

The Bank sustainability governance model has the purpose of ensuring the strategic alignment, supporting the topic continuous development inside the Bank and managing risks related to this topic.

The main global reach body of this structure is the Global Sustainability Committee of Santander Group, comprised of Global CEO and management members who ensure the sustainability integration into the business model through the definition of strategic plans and sustainability policies of the Bank.

In Brazil the application of these guidelines in Corporate Governance in performed in two instances: the Sustainability and Society Committee, connected to the Board of Directors and coordinated by Jesús Maria Zabalza Lotina, Vice Chairman of Board of Directors and has three independent members, and the Sustainability Office, connected to the Vice-Presidency of Communication, Marketing, Institutional Relations and Sustainability.

In order to be the best commercial bank and gain the trust of the main stakeholders, employees, customers, shareholders and society, it is also indispensable to have a solid risk culture, in which the principles are merged into Santander risks culture that is translated into a priority that supports business development from the promotion of sustainability.

• Responsibility: everybody is responsible for risk management;

• Resilience: the Bank must have the necessary resilience (prudence and flexibility) to ensure sustainability in different scenarios;

• Challenge: the Bank must question itself daily on everything its employees done and ask itself if that is the best way to manage risks;

• Simplicity: when the Bank talk about risks, it talks about simplicity and clarity; and

• Guidance to the customer: all of risk management must be customer-oriented.

To Santander, the Social and Environmental Risks associated with the responsible granting of credit and proper management of the impacts caused by the organization activities. Likewise, it is understood that social and environmental risk is transversal to other risks and should be managed effectively and systematically. The non-compliance with this approach may result on potential direct and indirect consequences such as reduction of cash flow, loss of assets, image risk, public health risk, loss of natural ecosystems, among others.

Governance of Social and Environmental Responsibility Policy (PRSA)

The PRSA establishes the core elements of governance for the proper treatment of environmental issues: the appointment of a Director responsible for the compliance with the policy, monitoring of the policy by a Committee appointed by the Board of Directors and the establishment of a process that encourages continuous improvement and promotes adherence to check the guidelines established in the PRSA.

A set of instruments, information flows and decision stages will be implemented in 2016 to promote the practices related to this governance and ensure compliance with the PRSA. Their main goals are:

• Ensure the engagement of senior management in decision-making involving social and environmental aspects deemed as critical (high level of exposure to social and environmental risk, according to proportionality and relevance);

• Ensure the flow of relevant information between the interface areas with the PRSA topics; and

• Define roles and responsibilities regarding monitoring, analysis and continuous improvement of actions.

PRSA governance does not replace the governance established in the areas, but rather complements it. Thus, especially regarding information and decision flows, additional measures related to social and environmental diligence in credit and investment processes will be provided. For such cases, in addition to the criteria already in force for analysis of social and environmental risk, others are being implemented to capture possible risks that were not identified, in order to mitigate the preventively.

Social and Environmental Risk Policy

The Social and Environmental Risk Policy of Banco Santander is inserted under the Social and Environmental Responsibility Policy (PRSA) of the institution, in line with the new CMN Resolution 4,327/2014.

This policy is applied to the Wholesale Banking segment and, in addition to credit granting, provides analysis of environmental issues in accepting clients. The Environmental Risk area examines the social and environmental management of the client, checking items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of application of penalties.

Social and Environmental Risk in Retail

At the end of 2014, the Social and Environmental Risk office has defined a process to apply social and environmental criteria in the risk analysis in of the retail segment, with focus in focusing on customers considered critical. The experience is in implementation process in accordance towith regulations of the CMN Resolution 4,327/2014.

Organization Activities Impacts Management

With regard to environmental management, with about 50,000 employees the activity of Santander Brazil generates significant consumption of resources such as energy, water and paper. In all its dimensions, the Bank adopts eco-efficiency strategies to minimize environmental impacts and financial costs.

In 2015, the policy of the Environmental Management System was reformulated and approved contemplating these material aspects of the organization. A new strategy and a new governance were implemented, ensuring the involvement of senior management in decision making concerning environmental issues. New goals were also defined.

The New Environmental Management Policy of Santander's main guidelines:

• Meeting legal requirements and other applicable;

• Promoting measures aimed at the energy and water efficiency, use of renewable energies in order to make the best use of natural resources, conserving them;

• Promoting the proper management of waste, including electronic waste; and

• Contributing to combat climate change through better measurement, report and reduction practices of their emissions of greenhouse gases, using national and internationally recognized standards.

Energy

Santander Brasil has a global target to reduce the energy consumption by 9% until 2017, since 2015. The following reduction actions are scheduled for 2016: changing conventional lamps for LED technology and installation of more efficient air-conditioning equipment in branches and with less greenhouse gas emissions.

Water

Water is a critical topic for the operations of any company. In Santander we adopt practices to reduce consumption so that the operation can be more efficient, avoiding wastes. In addition to that, we encourage our customers and employees to adopt efficiency solutions in their daily lives.

In May, 2016 the Bank concluded a study about water vulnerability in branches. The project had national coverage and used a variety of data, such as local bodies data, branches localizations characteristics and water shortage occurrences during 2015, achieving, as a result, a water vulnerability map and adaptation proposals in points considered critical. The study will results in preventive actions related to business continuity and will give inputs to Commercial Network planning.

Waste

The Bank manages the waste generated in its administrative units sending them to recycling. Organic and non-recyclable waste are sent to a licensed landfill. In Santander Tower, organic waste is dehydrated, reducing its volume by 75%.

Greenhouse Gas Emissions (GEE)

The climate change topic is strategic for Banco Santander, since it affects its operations and customers.

In its own activity, Santander guides its greenhouse gases emissions management according to the global target of reducing emissions by 9% until 2017, in comparison to 2015. The monitoring of this target is performed by Huella Ambiental, an eco-efficiency global indicator of Santander Group.

Since 2008, Santander prepares its emissions inventory through the Greenhouse Gas Protocol (GHG Protocol Brazil) system, which has top certification. In April, 2016 the 2015 inventory was concluded and verified, showing a reduction of 9% considering both scopes I and II, which are related to fuel emissions and energy consumption, respectively. The Bank also compensates its greenhouse gases emissions through the purchase of carbon credits from certified projects.

Reduction commitments and targets were publicly undertaken in the Global Compact. The Bank encourages the society to reduce and compensate its emissions through the Program Reduza e Compense CO2 (Reduce and Compensate CO2), an online platform with reduction tips that allows people to calculate and compensate their emissions by purchasing carbon credits.

Social and Environmental Management of Suppliers

The relationship between Santander and its suppliers considers the Global Compact guidelines, initiative of the UN to adopt practices worldwide accepted on topics such as human rights, labor relations, environment and combat to corruption, which is a signatory since 2007. Local and global policies, regulations and self-regulation in addition these guidelines, are also considered in the bidding, approval and contracting processes.

During the approval process, suppliers are evaluated on technical, administrative, legal and environmental aspects, and for 100% of critical suppliers, the Bank also has a Supplier Qualification Index (IQF). When formalizing the acquisition of goods and services, the Bank requests contracts with clauses about social and environmental responsibility aligned with Global Compact guidelines.

In 2015, the Bank created the Suppliers Committee, with the purpose of monitoring the supplier’s management process more closely, considering aspects of governance and socio and environmental practices.

Financial Education

The Bank has specific financial education initiatives to employees, customers, shareholders and society, with the purpose of increasing our stakeholders knowledge on Bank products, so that they can make safe decisions. These actions also contribute to improve our customer portfolio, and comply with the National Strategy of Financial Education (ENEF).

In May, 2016 Santander participated in 3 editions of the “Semana ENEF”. Created to offer financial education in Brazil, the event was launched in 2014 by the Financial Education National Committee (CONEF) and gathers Institutions related with the ENEF, such as Santander. Santander Microcredit area participated in the “Semana ENEF” and presented the lecture “Financial Life” to 16 of its subsidiaries in the country. During the lecture, credit agencies informed clients about how to conduct an efficient financial planning. The volunteers of “Escola Brasil Program” conducted the “Financial Education in School Community” activity, which approached the issues of “How making good use of money”, “Debts management” and “Money and Family”. Both actions have the ENEF Seal, which recognizes the initiatives that are aligned with the ENEF.

Risk Control Function

Both in the Corporation, as in all unit, there is an area responsible for risk control, which will provide a consolidated view of the risks of the entity and present the required critical analysis.

Provides control function to ensure that the entity does not expose itself to losses that may harm their solvency. For this, in addition to ensure effective control of risks and ensure that the members are managed according to the level of risk appetite set by management of the Conglomerate Santander and of the units, it should conduct a systematic review of exposures to different risks, proving that the levels of risks taken comply with the objectives and limits set.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain precedent usual conditions in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

This transaction was approved by CADE – Adminsitrative Council for Economic Defense in September, 2015 and the Central Bank of Brazil in May, 2016 and its closing is still subject to the fulfillment of the other precedent conditions.

c) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super Pagamentos, which shall result in the subscription and payment of new shares issued by Super Pagamentos, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super Pagamentos in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamento total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

d) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Spain, was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes recorded in the Non-Operating Income item.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$36,216,497 (06/30/2015 - R$41,905,605) Bank and R$36,720,118 (06/30/2015 - R$43,824,178) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$2,371,785 (06/30/2015 - R$6,391,826) (1) and the total amount of investment funds and assets managed is R$145,935,923 (06/30/2015 - R$140,523,154) recorded as off balance accounts.

(1) On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Spain was concluded (Note 15 and 37.d).

c) The insurance contracted in effect on June 30, 2016, the global bank, fires, vehicles and other, have coverage amount of R$1,003,306 (06/30/2015 - R$1,355,528) Bank and R$1,009,801 (06/30/2015 - R$1,362,023) Consolidaded and global bank, was hired insurance with coverage amount of R$296,999 (06/30/2015 - R$204,320) Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2016	06/30/2016	06/30/2015	06/30/2015
Restricted Operations on Assets
Lending Operations	-	170	10,134	629
Liabilities Restricted Operations on Assets
Deposits	-	(170)	(10,134)	(629)
Net Income		-		-

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2016 is R$3,107,726, of which R$640,704 up to 1 year, R$1,867,790 from 1 year to up to 5 years and R$599,232 after 5 years (06/30/2015 - R$3,110,929, of which R$654,304 up to 1 year, R$1,854,002 from 1 year to up to 5 years and R$602,623 after 5 years). Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$670 (06/30/2015 - R$1,073) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the firts half of 2016, were valued at R$324,734 (2015 - R$335,300).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation.

h) In the context of the operation, were granted between Banco Santander e Banco Bonsucesso S.A. (Banco Bonsucesso) the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Stament on the Financial Statements

In order to comply with article 25, § 1, item VI, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with Financial Statements prepared in accordance with BRGAAP of Banco Santander, for the period ended June 30, 2016 and the documents that compose them, as follows: Management Report, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2016:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with Financial Statements prepared in accordance with BRGAAP of Banco Santander which includes the 's Independent Auditors´ Report for the period ended June 30, 2016 and the documents that compose them, as follows: Management Report, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2016:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

   Summary of the Report of the Audit Committee

Fiscal Year ended June 30, 2016

   The Santander Group Statutory Audit Committee, advisory to the Board of Directors, acts, as a single Audit Committee for all regulated entities comprised in the Group, including the savings bonds (capitalização) and private pension companies, in accordance with Article 11 of the Resolution 3198/04 of the Central Bank of Brazil.

According to its Internal Charter, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and effectiveness internal control system and operational risk management. The Audit Committee also recommends amendments or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is composed of three independent members, all of them appointed by the Board of Directors, in a meeting held on March 18, 2016.

The assessments made by the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee acts through meetings with management, auditors and specialists and undertakes analysis of documents and information submitted to it, as well as takes measures regarding other matters requiring attention. The Audit Committee six-month report and the minutes and materials for the meetings are regularly made available to the Board of Directors.

The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans, holding specific meetings with representatives of the Central Bank of Brazil, when necessary.

In order to comply with the duties and responsibilities of the Audit Committee, its Coordinator participates as a member of the Board of Directors’ Risk Committee and as an observer in the Committees responsible for Special Occurrences and Products.

In the fiscal year ended June 30, 2016, the Committee performed the following activities:

I- Financial Statements

BrGaap and Prudential Conglomerate-The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Group, confirming their quality. In this respect, the Committee followed up on the closing of the records of the six-month period ended on June 30, 2016, prior to their publication and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

The Audit Committee also oversaw the preparation of the Management Report and the explanatory notes for the Santander Group for the first half of 2016.

   Summary of the Report of the Audit Committee

Fiscal Year ended June 30, 2016

IFRS - As part of its duties, the Audit Committee also analyzed the financial statements prepared in accordance with International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and with the Brazilian CVM-Comissão de Valores Mobiliários (Securities Commission).

Internal Control and Operational Risk Management - The Audit Committee received material and held regular meetings with the Executive Vice Presidency of Risks and with the director of Compliance, primarily responsible for managing, implementing and promoting internal control and risk management awareness and its methodology. The Audit Committee also followed up on the matters being dealt with under the whistle blowing. These analyses were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006, and Circular 249/2004 of the Superintendence of Private Insurance (Susep), as required for Santander Capitalização S.A. and Evidence Previdência Privada, all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Social and Environmental Responsibility- The Audit Committee reviewed and recommended to the Board of directors the approval of the rules determined and implemented in the Social and Environmental Policy-PRSA, which is required in accordance with Resolution CMN 4327/14 of the Central Bank of Brazil. The Audit Committee also considered the limited review report issued by the independent auditors regarding matters in respect of Sustainability.

Internal Audit- Concerning the internal audit work, the Audit Committee held meetings during the first half of 2016. At the meetings, the Audit Committee reviewed the planning and work plan for 2016 and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas were the controls were considered less than sufficient. On several other opportunities, the Internal Audit professionals attended the Audit Committee meetings. The Audit Committee also reviewed the performance of the Internal Audit function, holding a specific meeting with the Chief of Internal Audit to present and discuss the assessment results.

Independent Audit - With respect to the work performed by the independent audit firm, PricewaterhouseCoopers Auditores Independentes (PwC), the Audit Committee formally held meetings in the first half of 2016 with the independent auditors to discuss the financial statements of the period, accounting practices, the business continuity plan, deficiencies, comments and recommendations raised in the internal control reports, among other issues. The Audit Committee analyzed the services proposals presented by PwC, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

Ombudsman - In view of CMN Resolution 4.433/15 and SUSEP Resolution 279/13, which regulate the Ombudsman function for financial institutions, savings bonds (capitalização) companies and private pension saving schemes, the work performed in the first half of 2016 was presented to and discussed with the Audit Committee. The Ombudsman Report required by the regulators to be issued to the Brazilian Central Bank (Bacen), CVM and Superintendence of Private Insurance (Susep), will be reviewed in a meeting scheduled for August 2016.

Other Activities- Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with members of the management and several areas of Santander, for additional analysis, especially:

   Summary of the Report of the Audit Committee

Fiscal Year ended June 30, 2016

(i)  with Legal Executives for updating on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entries;

(ii) with Compliance Executives about the Code of Ethic, the internal controls over transactions with related parties, anti-money laundering procedures, anticorruption and  the improvements regarding the quality of customer records;

(iii)  with Executive Vice President of Risk: update of credit risk management processes focusing on evaluation criteria, monitoring and provisioning and updating of risk indicators generally, liquidity risk management, interest, foreign exchange and capital;

(iv)  with the Vice Presidency of Finance, Strategy and Quality: implementation process of Basel requirements, Investor Relations, as well as analysis and monitoring of the financial statements and explanatory notes.

During the period, the members of the Audit Committee also attended trainings, talks and presentations relating to its activities and on normative acts relating to the Company businesses.

Conclusion

Based on the work and assessments performed and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work undertaken as described above is adequate and provides transparency and quality to the financial statements referred to above as at June 30, 2016 of the Santander Economic Group.      The Audit Committee recommend their approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee

São Paulo, July 26, 2016

René Luiz Grande - Coordinator

Luiz Carlos Nannini – Financial Expert

Elídie Palma Bifano

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer